GE Aerospace

2026 Notice of
Annual Meeting and
Proxy Statement

Table of Contents

General Electric Company operates as GE Aerospace (GE Aerospace or the company). On behalf of the Board of Directors, we are making these materials available to you (beginning on or about March 17, 2026) in connection with GE Aerospace's solicitation of proxies for its 2026 Annual Meeting.

GE Aerospace
1 Neumann Way
Evendale, OH 45215

Letter from the Lead Director

Fellow Shareholders,

In 2025, GE Aerospace continued to advance its purpose: inventing the future of flight, lifting people up and bringing them home safely. On behalf of the Board, we are proud to represent you as directors in support of this mission.

Continuing to build on strong performance

GE Aerospace had another year of strong performance in 2025, with significant operational progress, outstanding financial results and ongoing investment in the future. In a geopolitical and supply chain environment that remains dynamic and challenging, our production needs to continue ramping to meet one of the greatest periods of demand the aerospace industry has experienced. To do that, GE Aerospace teams have partnered closely with suppliers to identify and address constraints, driving growth in material input from priority suppliers by more than 40% and increasing total engine deliveries by 26% year-over-year. Financially, GE Aerospace built on its strong performance in 2024 with double-digit annual growth across all key financial metrics, including adjusted EPS growth of 38% and free cash flow growth of 24%. The company also delivered on its capital allocation priorities, making investments of $1 billion in U.S. manufacturing and roughly $3 billion in total research and development funding, while at the same time returning nearly $9 billion to shareholders in 2025.

This progress is rooted in FLIGHT DECK, the company's proprietary lean operating model, which prioritizes safety, quality, delivery and cost, in that order. Implemented through the company's core behaviors of respect for people, being customer-driven and continuous improvement, the GE Aerospace team is pursuing these results in the right way—building capabilities that compound into sustained competitive advantages.

Key areas of Board oversight—safety, leadership and long-term strategy

The past year has brought a few changes to our Board membership. We welcomed Wes Bush as a new director in December, as Steve Angel stepped down; and Ed Garden, a director since 2017, will not be standing for reelection this year. We extend our sincere thanks to Steve and Ed for their valuable contributions and engagement through the company's transformation.

At the Board level, the safety of our people and products is and will remain our top priority. As the past year brought several tragic aviation industry incidents, working through these difficult events consistently showed the GE Aerospace team at its best, supporting customers, leading and collaborating within the aerospace industry and looking for lessons and opportunities for improvement.

We have also continued to spend considerable time on talent and succession planning, to ensure development of strong leadership and a deep bench for talent for key roles throughout the organization. Most importantly for us as directors, this includes planning for continued strong leadership at the top of the company—a topic that has our entire Board's engagement as CEO Larry Culp's current employment contract provides for his service through 2027. Reflecting our focus and shareholder interest, we have included additional information in this year's proxy about the Board's activities in this area. See Additional Information on Areas of Board and Committee Oversight: Talent Development & Succession Planning on page 18.

When we review enterprise strategy with the company's leadership, we do so with a long-range view that aims for success over decades. At a recent Board strategy discussion, for example, we covered topics as diverse as propulsion for next generation aircraft, geopolitical considerations, global opportunities for our defense products and commercial opportunities and trends in artificial intelligence that could reshape our value chain. Over the course of each year, we also conduct dedicated reviews of key strategic topics for each of GE Aerospace's core businesses, to provide a more in-depth perspective on important questions facing the company.

With our focus on safety, leadership and long-term strategy, we feel confident that the company is well positioned to deliver for shareholders. The efforts of the full GE Aerospace team to continuously improve our operations, our technologies and our performance through the eyes of customers will generate shareholder value for years to come.

Thank you for your support of GE Aerospace.



THOMAS HORTON
Lead Director

Building Momentum

GE Aerospace At-a-Glance

57K
Total Employees

~$190B
Total Backlog

~$3B
Total R&D Spend[1]



~50,000
Our commercial installed base represents the industry's most extensive fleet, as every 1.2 seconds an aircraft powered by GE Aerospace and our partners engines takes off[2]



~30,000
Our military installed base powers a wide variety of defense aircraft globally, specifically powering ~2/3 of all U.S. military combat & helicopter fleets[3]

Top Left: GEnx-1B powered Boeing 787
Top Right: T700 powered UH-60 Black Hawk helicopter. The appearance of U.S. Department of Defense (DoW) visual information does not imply or constitute DoW endorsement.

[1] Amount represents research and development as reported in our 2025 Form 10-K and includes customer and partner funding.
[2] Includes equipment made by CFM & Engine Alliance Joint Ventures; CFM is a 50/50 Joint Venture between GE Aerospace & Safran Aircraft Engines; Engine Alliance is a 50/50 Joint Venture between GE Aerospace & Pratt & Whitney.
[3] Measured on an active turbine engine basis.

DELIVERING VALUE IN OUR FIRST FULL YEAR

Performance in 2025

GE Aerospace had an outstanding 2025 as the company drove operational progress and delivered on its financial commitments while continuing to invest in the future of flight.

- **Achieved exceptional financial results in 2025** with operating profit* rising 25% to $9.1 billion and free cash flow* increasing 24% to $7.7 billion.
- **Captured continued demand** with total orders of $66.2 billion up 32% year-over-year, growing total backlog by ~$19 billion from the previous year to ~$190 billion.
- **Improved delivery for customers** as FLIGHT DECK increased material input from priority suppliers more than 40% year-over-year, enabling a 26% increase in CES services revenue and 25% increase in commercial engine deliveries and a 30% increase in defense deliveries.
- **Continued to advance technologies to deliver greater durability and predictability for customers,** including deploying ~1,450 LEAP-1A durability kits to customers across new engine production and global overhaul shops since certification and improving turnaround times for the LEAP, CFM56, and GE90 by over 10% year-over-year in the fourth quarter of 2025.
- **Invested ~$3 billion in R&D*** to deliver predictability, improved time-on-wing, and lower cost of ownership for our customers, while further advancing propulsion technologies of the future.
- **Generated total shareholder return (TSR) of 86%**, compared to 19% for the S&P 500 Industrials Index.

GAAP	FY25	FY24	Y/Y REPORTED	NON-GAAP*	FY25	FY24	Y/Y REPORTED
Total Revenue	$45,855	$38,702	18%	Adjusted Revenue	$42,322	$35,121	21%
Profit	$10,000	$ 7,620	31%	Operating Profit	$ 9,055	$ 7,253	25%
Profit Margin	21.8%	19.7%	210 bps	Operating Profit Margin	21.4%	20.7%	70 bps
Continuing EPS	$ 8.05	$ 6.09	32%	Adjusted EPS	$ 6.37	$ 4.60	38%
Cash from Operating Activities	$ 8,543	$ 5,817	47%	Free Cash Flow (FCF)	$ 7,694	$ 6,203	24%

* Non-GAAP Financial Measures. For information on how these metrics are calculated, see Explanation of Non-GAAP Financial Measures and Performance Metrics on page 73.
** Includes GE Aerospace and customer and partner funded R&D.

BUILDING MOMENTUM IN OUR SEGMENTS

GE Aerospace is a global leader in propulsion, services and systems. We continue to operate through two reportable segments: Commercial Engines & Services and Defense & Propulsion Technologies.



Commercial Engines & Services

The Commercial Engines & Services (CES) business represents the industry's most extensive commercial propulsion fleet with an installed base of approximately 50,000 engines across widebody and narrowbody platforms.

- Nearly 1 million people flying at any given time with GE Aerospace and partners' technology underwing.
- In 2025, CES generated $33.3 billion in revenue, 75% of which was through services.
- CES achieved several milestones including securing the largest widebody engine order in company history with Qatar Airways for more than 400 GEnx and GE9X engines, and delivering ~1,450 LEAP-1A durability kits to more than double time-on-wing in hot and harsh environments.
- Overall, full-year orders increased 35% to $54.4 billion, with service orders up 27% and equipment orders up 49%. With continued strength in demand, the CES backlog grew to ~$170 billion in 2025.



Defense & Propulsion Technologies

The Defense & Propulsion Technologies (DPT) segment delivers leading defense programs for today while developing mission-critical technology for the future and comprises both our Defense & Systems (D&S) and Propulsion & Additive Technologies (P&AT) businesses.

- GE Aerospace's military installed base of approximately 30,000 engines powers a variety of defense platforms globally, including two-thirds of all U.S. military combat and helicopter fleets.
- In 2025, DPT generated $10.6 billion in revenue and grew its backlog to ~$21 billion.
- DPT achieved several big wins in 2025 including a $5 billion USAF contract for F110 engines, secured agreements for F404 and T700 engines across Korea, India, and Türkiye, and achieved FAA certification for the Catalyst engine.
- P&AT is comprised of Avio Aero, Colibrium Additive, Dowty Propellers, and Unison, which provide specialized technologies that strengthen our position across fixed-wing, rotary, and unmanned applications.

LEVERAGING FLIGHT DECK TO ACHIEVE LONG-TERM, SUSTAINABLE VALUE

Throughout 2025, GE Aerospace deployed FLIGHT DECK both internally within the company's operations, and externally to problem solve with partners across the supply chain. As a result, small and incremental operational gains are compounding to enhance delivery for our customers and underpin strong financial performance.

Our roadmap:

One team, one strategy, one operating model, one culture.

TODAY
Ramping services & equipment

TOMORROW
Expanding capacity & capabilities

FUTURE
Inventing the future of flight

→ FLIGHT DECK
Behaviors + Fundamentals →

CULTURE
Operational results | Financial performance
Breakthroughs (Hoshin Kanri)

Notice of 2026 Annual Meeting



You are invited to participate in our 2026 Annual Meeting. If you were a GE Aerospace shareholder at the close of business on March 9, 2026, you are entitled to vote at the Annual Meeting. Even if you plan to attend the live webcast, we encourage you to submit your vote as soon as possible through one of the methods available to you.

**Cordially,
JOHN PHILLIPS, III, GENERAL COUNSEL AND SECRETARY**

Agenda

1 **Elect the 9 director nominees named in the proxy for the coming year**

 **FOR each director nominee**
Page 6
See page 2 for a Letter from the Lead Director

2 **Advisory approval of our named executives' compensation (Say-on-Pay)**

 **FOR**
Page 27
See page 28 for a Letter from the Compensation Committee

3 **Approval of the amendment and restatement of the 2022 Long-Term Incentive Plan**

 **FOR**
Page 56

4 **Approval of the GE Aerospace Global Employee Stock Purchase Plan**

 **FOR**
Page 60

5 **Ratify the selection of Deloitte as independent auditor for 2026**

 **FOR**
Page 63

6-7 **Vote on the shareholder proposals included in the proxy, if properly presented at the meeting**

 **AGAINST each proposal**
Page 65

Logistics

DATE AND TIME
May 5, 2026, at 10:00 a.m. Eastern Time

LOCATION
Live Webcast at:
www.virtualshareholdermeeting.com/GEAerospace2026

RECORD DATE
Shareholders of record at the close of business on March 9, 2026 are entitled to attend and vote at the Annual Meeting. On that date, there were 1,044,829,602 shares of common stock of GE Aerospace outstanding and entitled to vote.

How you can vote

 **VIA THE INTERNET**
at www.proxyvote.com, or at the website indicated on the materials provided to you by your bank or broker

 **BY TELEPHONE**
Call the telephone number on your proxy card or voting instruction form

 **BY MAIL**
Sign, date and return your proxy card or voting instruction form

If you are a beneficial owner and received a voting instruction form, please follow the instructions provided by your bank or broker to vote your shares.

We have created an Annual Meeting website at https://www.geaerospace.com/annualmeeting to make it easy to access our 2026 Annual Meeting materials. At the Annual Meeting website you can find an overview of the items to be voted, the proxy statement and the annual report to read online or to download, as well as a link to vote your shares.

WHERE CAN YOU FIND MORE INFORMATION?
See Voting and Meeting Information on page 70.

Governance

PROPOSAL NO. 1
Election of Directors

What are you voting on? At the 2026 Annual Meeting, 9 director nominees are to be elected to the GE Aerospace Board to hold office until the 2027 Annual Meeting and until their successors have been elected and qualified.

YOUR BOARD RECOMMENDS A VOTE FOR EACH NOMINEE

All nominees are current GE Aerospace Board members who were elected by shareholders at the 2025 Annual Meeting, except for Mr. Bush who was elected to the Board effective December 2025. Mr. Garden is not standing for re-election at the 2026 Annual Meeting.

NEW

6+ YEARS

2-5 YEARS

Sébastien Bazin, 64
Chairman & CEO, AccorHotels
Director Since: 2016
Other Public Company Boards: AccorHotels

Wesley Bush, 64
Former CEO, Northrop Grumman
Director Since: 2025
Other Public Company Boards: Dow, General Motors

Thomas Horton, 64
Partner, Global Infrastructure Partners & Former Chairman & CEO, American Airlines
Director Since: 2018
Other Public Company Boards: Chevron, Walmart

Margaret Billson, 64
Former President and CEO of BBA Aviation, Global Engine Services
Director Since: 2023

H. Lawrence Culp, Jr., 62
Chairman & CEO, GE/GE Aerospace
Director Since: 2018
Other Public Company Boards: GE HealthCare

Thomas Enders, 67
Former CEO, Airbus
Director Since: 2023
Other Public Company Boards: Linde

Catherine Lesjak, 67
Former CFO, HP
Director Since: 2019
Other Public Company Boards: GE HealthCare

Isabella Goren, 65
Former CFO, American Airlines and AMR
Director Since: 2022
Other Public Company Boards: Marriott

Darren McDew, 65
Retired General, United States Air Force
Director Since: 2023
Other Public Company Boards: Abbott Laboratories, Parsons









Board Nominees

TENURE	AGE	INDEPENDENCE
5.1 years average tenure	**64.7 years** average age	**All independent** except for the CEO
1 New (<1 year)	**5** 60-64 years	**8** Independent
4 Medium-tenured (2-5 years)	**4** ≥65 years	**1** Not Independent
4 Longer-tenured (6+ years)		
Our Board term limit is 15 years	Our Board age limit is 75 years	All director nominees except our CEO are independent and meet heightened independence standards for our committees, as required

Qualifications and Attributes

The committee memberships indicate the composition of the committees of the Board as of the date of this proxy. For a description of committees and committee activities during 2025, see Board Committees beginning on page 16. Our director nominees' primary qualifications and attributes are highlighted in the following matrix. The matrix is intended as a high-level summary and not an exhaustive list of each director's skills or contributions to the Board.

NAME	PRIMARY QUALIFICATIONS AND ATTRIBUTES						COMMITTEES			
	AEROSPACE & DEFENSE SECTOR	OPERATIONS	PUBLIC COMPANY CEO EXPERIENCE	FINANCE & ACCOUNTING	INVESTOR / CAPITAL ALLOCATION	GLOBAL	AUDIT	COMPENSATION	GOVERNANCE	CLASSIFIED PROGRAMS
Sébastien Bazin		●	●	●	●	●		●	●	
Margaret Billson	●	●				●			●	
Wesley Bush NEW	●	●	●	●	●	●	●■			●
H. Lawrence Culp, Jr.	●	●	●	●	●	●				●
Thomas Enders	●	●	●	●		●		●		
Isabella Goren	●	●		●		●	◉■			
Thomas Horton	●	●	●	●	●	●			◉	●
Catherine Lesjak		●		●	●	●	●■	◉		
Darren McDew	●	●				●	●		●	◉

● Member
◉ Chair
■ Financial Expert

FINANCIAL ACUMEN. The Board has determined that each of Mses. Goren and Lesjak and Mr. Bush are "audit committee financial experts" (per SEC rules), and each member of the Audit Committee is "financially literate" (per NYSE rules).

Key Corporate Governance Practices

- 8 out of 9 director nominees are independent
- Annual election of all directors by majority vote
- No supermajority vote provisions in governing documents
- Annual review of Board leadership structure
- Annual Board and committee self-evaluations
- Strong lead director with clearly delineated duties
- Dual-pronged Board refreshment mechanisms (age & term limits)
- Regular executive sessions of independent directors
- Board and committees may hire outside advisors independently of management

- Proactive year-round shareholder engagement program
- Rigorous succession planning for key leadership roles
- Clawback policy that applies to all cash and equity incentive awards
- Prohibition on hedging & pledging
- Strong stock ownership guidelines
- "Overboarding" limits for directors
- No poison pill or dual-class shares
- Shareholder right to call special meetings (at 10%)
- Proxy access by-law provisions on market terms
- Shareholder approval of certain severance benefits

Nominee Biographies



H. Lawrence Culp, Jr.

Director Since: 2018
Age: 62
Birthplace: United States

Chairman (since April 2024) and CEO (since June 2022), GE Aerospace, Evendale, OH and former Chairman and CEO, GE, Boston, MA (2018–2024)

Board Leadership **Chairman**

GE AEROSPACE COMMITTEE MEMBERSHIP
- Classified Programs

PRIOR BUSINESS EXPERIENCE
- Senior Advisor, Bain Capital Private Equity, a global private equity firm (2017–2018)
- Senior Lecturer, Harvard Business School (2015–2018)
- Former CEO and President, Danaher (2001–2014), a global science and technology company operating in the healthcare, environmental and applied-end markets; joined Danaher subsidiary Veeder-Root in 1990, serving in a number of leadership positions within Danaher, including COO and, following his retirement, Senior Advisor (2014–2016)

CURRENT PUBLIC COMPANY BOARDS
- GE Aerospace
- GE HealthCare

PAST PUBLIC COMPANY BOARDS
- Danaher
- GlaxoSmithKline
- T. Rowe Price Group

OTHER POSITIONS
- Member and former Chairman, Board of Visitors & Governors, Washington College
- Member, Board of Trustees, Wake Forest University

EDUCATION
- Washington College
- MBA, Harvard Business School



Thomas Horton

Director Since: 2018
Age: 64
Birthplace: United States
INDEPENDENT

Partner, Global Infrastructure Partners, an infrastructure investment fund, New York, NY (since 2019)

Board Leadership **Lead Director**
Chair: Governance Committee

GE AEROSPACE COMMITTEE MEMBERSHIP
- Governance **(Chair)**
- Classified Programs

PRIOR BUSINESS EXPERIENCE
- Senior Advisor, Warburg Pincus LLC, a private equity firm focused on growth investing (2015–2019)
- Chairman, American Airlines Group, one of the largest global airlines (formed following the merger of AMR Corporation and US Airways) (2013–2014)
- Chairman and CEO, American Airlines (2011–2014)
- Chairman and CEO, AMR (parent company of American Airlines) (2010–2013)
- EVP and CFO, AMR (2006–2010)
- Vice Chairman and CFO, AT&T (2002–2006)
- SVP and CFO, AMR (2000–2002); joined AMR in 1985, serving in various finance and management roles

CURRENT PUBLIC COMPANY BOARDS
- GE Aerospace
- Chevron
- Walmart

PAST PUBLIC COMPANY BOARDS
- EnLink Midstream
- Qualcomm

EDUCATION
- Baylor University
- MBA, Southern Methodist University



Isabella Goren

Director Since: 2022
Age: 65
Birthplace: Ukraine
INDEPENDENT

Former Chief Financial Officer of American Airlines and AMR Corporation, a global airline, Fort Worth, TX (2010-2013)

Board Leadership | **Chair: Audit Committee**

GE AEROSPACE COMMITTEE MEMBERSHIP
- Audit **(Chair)**

PRIOR BUSINESS EXPERIENCE
- CFO, American Airlines and AMR Corporation (2010-2013)
- Senior Vice President, Customer Relationship Marketing, American Airlines (2006-2010)
- Vice President, American Airlines (1998-2006)
- President, AMR Services (1996-1998)
- Previously served in various management positions at American Airlines (1986-1996)
- Chemical Engineer, Dupont (1983-1985)

CURRENT PUBLIC COMPANY BOARDS
- GE Aerospace
- Marriott International

PAST PUBLIC COMPANY BOARDS
- Gap
- LyondellBasell Industries

OTHER POSITIONS
- Director, MassMutual
- Member of the Advisory Board, The University of Texas at Austin, Cockrell School of Engineering
- Member of the Executive Board, Lyle School of Engineering, Southern Methodist University

EDUCATION
- University of Texas at Austin
- MBA, Southern Methodist University



Catherine Lesjak

Director Since: 2019
Age: 67
Birthplace: Canada
INDEPENDENT

Former Chief Financial Officer, HP, a global technology company, and its predecessor, Hewlett-Packard Company, Palo Alto, CA (2007-2018)

Board Leadership | **Chair: Compensation Committee**

GE AEROSPACE COMMITTEE MEMBERSHIP
- Compensation **(Chair)**
- Audit

PRIOR BUSINESS EXPERIENCE
- Interim Chief Operating Officer, HP (2018–2019)
- Chief Financial Officer, HP (2007-2018)
- Interim CEO, HP (2010)
- Senior Vice President and Treasurer, HP (2003–2007)
- Previously served in various leadership positions within the financial organization at HP, including as Global Controller, Software Solutions; Controller and Credit Manager for Commercial Customers; and as Manager, Financial Operations, Enterprise Marketing and Solutions (joined HP in 1986)

CURRENT PUBLIC COMPANY BOARDS
- GE Aerospace
- GE HealthCare

PAST PUBLIC COMPANY BOARDS
- PROS Holdings
- SunPower

OTHER POSITIONS
- Board, Haas School of Business, University of California, Berkeley

EDUCATION
- Stanford University
- MBA, University of California, Berkeley



Darren McDew

Director Since: 2023
Age: 65
Birthplace: United States
INDEPENDENT

Retired Four-Star General, United States Air Force, and Former Commander of U.S. Transportation Command, Scott Air Force Base, Illinois (2015-2018)

| Board Leadership | Chair: Classified Programs Committee |

GE AEROSPACE COMMITTEE MEMBERSHIP
- Classified Programs **(Chair)**
- Audit
- Governance

PRIOR BUSINESS EXPERIENCE
- Four-star general who served for 36 years in the United States military before retiring in October 2018.
- Commander, U. S. Transportation Command, the single manager for global air, land and sea transportation for the U.S. Department of Defense from 2015 to 2018.
- Held various leadership roles across the U. S. Military, including Vice Director for Strategic Plans and Policy for the Joint Chiefs of Staff, Military Aide to the President, Director of Air Force Public Affairs, and Chief of Air Force Senate Liaison Division.

CURRENT PUBLIC COMPANY BOARDS
- GE Aerospace
- Abbott Laboratories
- Parsons Corporation

OTHER POSITIONS
- Director, United Services Automobile Association (USAA)
- Board of Governors, Boys and Girls Club of America

EDUCATION
- Virginia Military Institute
- MS, Aviation Management, Embry-Riddle Aeronautical University



Sébastien Bazin

Director Since: 2016
Age: 64
Birthplace: France
INDEPENDENT

Chairman and CEO, Accor, a global hotel company, Paris, France (since 2013)

GE AEROSPACE COMMITTEE MEMBERSHIP
- Compensation
- Governance

PRIOR BUSINESS EXPERIENCE
- CEO, Europe Colony Capital, a private investment firm (1997–2013)
- Group Managing Director, CEO and General Manager, Immobilière Hôtelière (1992–1997)
- Began career in 1985 in U.S. finance sector, becoming Vice President, M&A, PaineWebber

CURRENT PUBLIC COMPANY BOARDS
- GE Aerospace
- Accor

PAST PUBLIC COMPANY BOARDS
- Banyan Tree Holding
- Carrefour
- Huazhu Group

OTHER POSITIONS
- Vice Chairman, Supervisory Board, Gustave Roussy Foundation, cancer research funding
- Chairman, Safar Ventures
- Director, Riyadh School of Tourism and Hospitality

EDUCATION
- Sorbonne University
- MA (Economics), Sorbonne University



Margaret Billson

Director Since: 2023
Age: 64
Birthplace: United States
INDEPENDENT

Former President and CEO of BBA Aviation, plc's Global Engine Services Division, and its predecessor Aftermarket Services Division, an aviation services company, London, England (2009-2016)

GE AEROSPACE COMMITTEE MEMBERSHIP
- Governance

PRIOR BUSINESS EXPERIENCE
- President and CEO of BBA Aviation, plc's Global Engine Services Division and its predecessor Aftermarket Services Division (2009-2016)
- President, Airplane Division and Chief Operating Officer, Eclipse Aviation (2005-2008)
- Vice President, General Manager, Honeywell Aerospace (2003-2005)
- Vice President, Engineering & Program Management, Honeywell Aerospace (1997-2003)
- Previously served in various management positions at Douglas Aircraft Company, a division of the McDonnell Douglas Corporation (1984-1996)

CURRENT PUBLIC COMPANY BOARDS
- GE Aerospace

PAST PUBLIC COMPANY BOARDS
- Arconic
- CAE
- SkyWest

EDUCATION
- Embry-Riddle Aeronautical University
- MEng, Aerospace, Aeronautical and Astrological Engineering, California State University, Long Beach



Wesley Bush

Director Since: 2025
Age: 64
Birthplace: United States
INDEPENDENT

Former Chairman and CEO of Northrop Grumman, an aerospace & defense company, Falls Church, VA (2010-2018)

GE AEROSPACE COMMITTEE MEMBERSHIP
- Audit
- Classified Programs

PRIOR BUSINESS EXPERIENCE
- Former Chairman and CEO of Northrop Grumman Corporation (2010-2018)
- Served in numerous leadership roles at Northrop Grumman, including President and Chief Operating Officer, Chief Financial Officer, and President of the company's Space Technology segment. Also served in a variety of leadership positions at TRW, Inc., before it was acquired by Northrop Grumman in 2002.

CURRENT PUBLIC COMPANY BOARDS
- GE Aerospace
- Dow
- General Motors

PAST PUBLIC COMPANY BOARDS
- Cisco
- Norfolk Southern Corporation

OTHER POSITIONS
- Member of the National Academy of Engineering
- Member of the Board, Conservation International
- Member of the Board, MIT Corporation

EDUCATION
- BS and MS, Electrical Engineering, Massachusetts Institute of Technology



Thomas Enders

Director Since: 2023
Age: 67
Birthplace: Germany
INDEPENDENT

Former CEO of Airbus SE, a global aerospace company, and its predecessor EADS NV, Blagnac, France (2005-2019)

GE AEROSPACE COMMITTEE MEMBERSHIP
- Compensation

PRIOR BUSINESS EXPERIENCE
- CEO of Airbus SE and its predecessor EADS NV (2005-2019)
- Head of the Defense and Security Systems Business, EADS NV (2000-2005)
- Multiple positions at DaimlerChrysler Aerospace (1991-2000)
- Planning Staff, German Federal Ministry of Defense (1989-1991)
- Researcher, German Council on Foreign Relations and International Institute for Strategic Studies (1988-1989)

CURRENT PUBLIC COMPANY BOARDS
- GE Aerospace
- Linde

PAST PUBLIC COMPANY BOARDS
- Knorr Bremse
- Lilium
- Lufthansa

OTHER POSITIONS
- Chair, KNDS
- President, German Council on Foreign Relations
- Director, Helsing

EDUCATION
- PhD, University of Bonn
- University of California, Los Angeles

Board Composition

The Governance & Public Affairs Committee (Governance Committee) is charged with reviewing the composition of the Board and refreshing it as appropriate. With this in mind, the Governance Committee regularly reviews potential candidates and recommends nominees to the Board for approval. The Board takes a thoughtful approach to its composition to maintain alignment with the company's corporate strategy. The Board in recent years has undertaken significant efforts to align its composition to the company's long-term strategy as an aerospace company and to bring in new perspectives. As a result, five of the nine director nominees have been added since 2022, with a focus on aerospace & defense sector expertise and operational experience. Mr. Bush, who was elected to the Board effective December 2025, was recommended by management.

Director Selection Process

Our Governance Committee, together with the full Board, is responsible for establishing criteria, screening candidates and evaluating the qualifications of persons who may be considered for service on our Board. The Governance Committee considers all shareholder recommendations for director candidates. The following describes the Board's selection process:

1   SUCCESSION PLANNING

The Governance Committee prioritizes experiences and attributes to support the current and long-term needs of the company, within the context of the current Board structure and mix of skills and experience.

2   IDENTIFICATION OF CANDIDATES

The Governance Committee engages in a search process to identify qualified director candidates, which includes the use of an independent search firm, and assesses candidates' skills, experience and background and their alignment with the company's portfolio and strategy.

3   INTERVIEWING CANDIDATES

Qualified director candidates are typically interviewed by the Chairman and CEO, Governance Committee chair, lead director and other members of the Governance Committee, as well as other members of the Board and management, as necessary.

4   DECISION AND NOMINATION

After determining that the director candidates meet the priorities established by the Governance Committee and will serve in the best interests of the company and its shareholders, the Governance Committee recommends, and the full Board approves, director candidates for appointment to the Board and election by shareholders.

5   ELECTION

The shareholders consider the nominees and elect directors by majority vote to serve one-year terms.

6   ONGOING ASSESSMENT

On an ongoing basis, including in connection with the annual Board self-evaluation and setting the director slate for the annual meeting, the Governance Committee regularly assesses the composition of the Board to maintain alignment with the company's strategy and other priorities.

Director Recruitment Priorities

RECRUITMENT PRIORITIES

• Aerospace & defense domain expertise

• Operational experience

• Digital / tech / cyber

• Finance / investment

DIRECTOR "MUST-HAVES"

• Leadership experience

• Highest personal & professional ethics

• Integrity & values

• Passion for learning

• Inquisitive & objective perspective

• Sense of priorities & balance

HOW YOU CAN RECOMMEND A CANDIDATE

Write to the Governance Committee, c/o Corporate Secretary, at 1 Neumann Way, Evendale, OH 45215 and include all information that our by-laws require for director nominations.

HOW WE REFRESH THE BOARD

• **Board evaluation.** Each year, the Board assesses its effectiveness through a thorough evaluation at the Board and committee levels. See How the Board Evaluates its Effectiveness on page 19.

• **Term limits.** The Board has a 15-year term limit for independent directors.

• **Age limits.** With limited exceptions, directors may not be renominated to the Board after their 75th birthday.

See the Board's Governance Principles (see Helpful Resources on page 88) for more information on these policies.

Important Factors in Assessing Board Composition

The Governance Committee strives to maintain an independent Board with broad and diverse experience and judgment that is committed to representing the long-term interests of our shareholders. The Governance Committee considers a wide range of factors when selecting and recruiting director candidates, including:

Creating an experienced, qualified Board with high personal integrity and character, and expertise in areas relevant to GE Aerospace.

The Governance Committee seeks directors who possess extraordinary leadership qualities and demonstrate a practical understanding of organizations, processes, people, strategy, risk management and how to drive change and growth. Additionally, we believe directors should have experience in identifying and developing talent, given the Board's role in human capital management and succession planning. In addition to these threshold qualities, we seek directors who bring to the Board specific types of experience relevant to GE Aerospace and the company's strategy.

Building a Board with a mix of experiences and viewpoints.

GE Aerospace seeks to build a Board comprising individuals from different backgrounds and with a range of experiences and viewpoints. The Governance Committee considers various qualifications and attributes when reviewing candidates for the Board, including skills, expertise, perspectives, and background, and assesses the Board's overall composition to best enable the effective governance of the Company in the interests of shareholders. See Board Skills and Experience on this page for additional information on the composition of our Board.

Complying with regulatory requirements and the Board's independence guidelines.

The Governance Committee considers regulatory requirements affecting directors, including potential competitive restrictions. It also looks at other positions the director has held or holds (including other board memberships), and the Board reviews director independence.

How We Assess Board Size

The Governance Committee considers Board size each year in connection with proposing the slate of directors for the Annual Meeting, consistent with the Board's Governance Principles (see Helpful Resources on page 88). The Governance Committee considers many factors, including its annual self-evaluations and assessment of trends with peer companies. The Board anticipates maintaining approximately its current size.

BOARD SKILLS AND EXPERIENCE



7/9

AEROSPACE & DEFENSE SECTOR
We have added directors with business leadership or other experience in the aerospace & defense sectors, and this expertise supports the Board's engaged oversight. Directors with senior military or government experience also bring an important perspective and understanding of our defense customers.



9/9

OPERATIONS
We have sought directors with operational experience at other large companies or organizations, as we seek to drive continuous improvements in our business operations and execution.



5/9

PUBLIC COMPANY CEO EXPERIENCE
Directors who have served as CEOs for other public companies bring valuable perspective and experience to assist the Board in evaluating and advising our CEO on strategy, performance, culture and other matters.



7/9

FINANCE & ACCOUNTING
GE Aerospace uses a broad set of financial metrics to measure its performance, and accurate financial reporting and robust auditing are critical to our success. We have a number of directors who qualify as audit committee financial experts, and we expect all of our directors to have an understanding of finance and financial reporting processes.



5/9

INVESTOR / CAPITAL ALLOCATION
To promote strong alignment with our investors, we have added directors who have experience overseeing investments or in making investment or capital allocation decisions. We believe that these directors can help focus management and the Board on the most critical value drivers for the company, including with respect to providing strategic insights and oversight for our capital allocation and setting executive compensation targets and objectives.



9/9

GLOBAL
We seek directors with global business experience because GE Aerospace's continued success depends on continuing to grow our businesses outside the United States. For example, we serve customers in approximately 120 countries. Directors with global experience offer valuable perspectives to the Board that help us better understand opportunities and navigate challenges in global markets.

Board Leadership Structure

GE Aerospace believes that independent board oversight is an essential component of strong corporate performance. We also believe that the decision as to whether the positions of Chairman and CEO should be combined or separated, and whether an executive or an independent director should serve as the Chairman should be based upon the circumstances facing the company. Maintaining flexibility on this policy allows the Board to choose the leadership structure that will best serve the interests of the company and its shareholders at any particular time.

WHY OUR BOARD LEADERSHIP STRUCTURE IS APPROPRIATE FOR GE AEROSPACE AT THIS TIME. The Board continues to believe that its current leadership structure, which has a combined role of Chairman and CEO, counterbalanced by a strong independent Board led by a lead director and independent directors chairing each of the Board committees, is in the best interests of GE Aerospace and its shareholders. In the Board's view, this structure allows Mr. Culp, as Chairman and CEO, to drive strategy and agenda setting at the Board level, while maintaining responsibility for executing on that strategy as CEO. At the same time, our lead director, Thomas Horton, works with Mr. Culp to set the agenda for the Board and also exercises additional oversight on behalf of the independent directors. In addition, the Board believes that combining the roles of Chairman and CEO was important to provide clarity on decision-making and accountability as we launched as a standalone aerospace company and any potential conflicts that might result from combining the roles can be effectively mitigated through the duties of our lead director. The Board will continue to review the appropriateness of this structure in light of the circumstances at the time and consider shareholder feedback from our ongoing engagements.

HOW WE SELECT THE LEAD DIRECTOR. The Governance Committee reviews potential candidates' qualifications and attributes, including leadership and previous public company experience, and considers feedback from the current lead director, other Board members and the Chairman. The Governance Committee then makes a recommendation to the Board's independent directors, who after review, elect the lead director. Thomas Horton, former Chairman and CEO of American Airlines, was first elected as the lead director in September 2018.

The Lead Director's Role

The lead director has the following responsibilities (and may also perform other functions at the Board's request), as detailed in the Board's Governance Principles:

- **Board leadership** — provides leadership to the Board in any situation where the Chairman's role may be perceived to be in conflict, and chairs Board meetings in the absence of the Chairman
- **Board agenda, schedule & information** — approves the agenda (with the ability to add agenda items), schedule and information sent to directors and calls additional meetings, as needed
- **Leadership of independent director meetings** — calls and leads independent director meetings, which are regularly scheduled (in addition to the numerous informal sessions that occur throughout the year) without any management directors or GE Aerospace employees present
- **Chairman-independent director liaison** — regularly meets with the Chairman and serves as liaison between the Chairman and the independent directors (although every director has direct access to the Chairman)
- **Shareholder communications** — makes himself/herself available as the primary Board contact for direct communication with our significant shareholders
- **Board governance processes** — works with the Governance Committee to guide the Board's governance processes, including the annual Board self-evaluation and the annual Chairman's evaluation
- **Board leadership structure review** — oversees the Board's periodic review and evaluation of its leadership structure
- **Committee chair selection** — advises the Governance Committee in choosing committee chairs


CHAIRMAN OF THE BOARD & CEO


LEAD DIRECTOR
elected solely by independent directors


CHAIRS
The chairs of our Audit, Compensation, Governance and Classified Programs Committees are independent

Considerations in selecting current lead director: THOMAS HORTON


Mr. Horton was first elected to our Board at the 2018 Annual Meeting. During his tenure on our Board, he has established strong working relationships with his fellow directors and garnered their trust and respect. Furthermore, he has demonstrated strong leadership skills, independent thinking and a deep understanding of our businesses and their industries.

The independent directors' decision to select Mr. Horton as lead director took into account the tenures and capabilities of each independent director, along with a potential candidate's willingness and ability to serve as lead director, understanding that the position entails significant responsibility and time commitment.

Board Operations

Full Board

7 meetings in 2025

Independent director executive sessions at regularly scheduled Board meetings, and ability to call special meetings throughout the year. These are designed to promote candor and discussion of matters in a setting that is independent of the Chairman and CEO. The lead director chairs each of these executive sessions.

Board update calls with Chairman and CEO, typically bi-weekly




Chairman
H. Lawrence Culp, Jr.

Lead Director
Thomas Horton

2025 Areas of Focus

- Long-term strategy
- Product safety and quality
- Business operating and performance reviews, including visits to GE Aerospace facilities

- Capital allocation
- Delivery and supply chain
- Geopolitical matters
- Organization and talent reviews and succession planning

A Typical GE Aerospace Board Meeting

During 2025, the Board held six regularly scheduled meetings and one special meeting. Five regularly scheduled meetings were held in-person and the other meetings were held virtually, with the schedules adjusted to accommodate director participation from different time zones. The below describes a typical in-person Board meeting.

1 — BEFORE THE MEETING

Board committee chairs: prep meetings with management and auditors

Management: internal prep meetings

2 — DAY 1 OF MEETING

Daytime: Board committee meetings and Board meeting; periodic tours of GE Aerospace, customer or partner facilities

Evening: informal gathering with external guests or senior business managers and/or Board working dinner

3 — DAY 2 OF MEETING

Daytime: full Board meeting (including reports from each committee chair) followed by an executive session and independent director session

4 — AFTER THE MEETING

Management: debrief sessions to discuss and respond to Board follow-up items

Board: regular update calls with CEO and Chairman

Our Board recognizes that its oversight of our strategic priorities and responsibility to GE Aerospace shareholders requires a personal and professional commitment that extends well beyond regularly scheduled Board meetings. Ongoing and meaningful engagement with the business is critical to staying informed and provides the type of insight that allows our directors to provide effective guidance to our leadership team and to engage in constructive dialogue with each other. During 2025, in addition to the regularly scheduled Board and committee meetings, which included visits to various GE Aerospace, customer and partner facilities, directors had the opportunity to attend additional teach-in and deep dive sessions to further strengthen their knowledge of GE Aerospace's products, business and strategy, as well as to experience FLIGHT DECK, the Company's lean operating model, in action.

Board Committees

The Board has four standing committees: the Audit Committee, the Governance & Public Affairs Committee (Governance Committee), the Management Development & Compensation Committee (Compensation Committee) and the Classified Programs Committee. The Classified Programs Committee was established in June 2025 to further formalize Board oversight over our classified business activities. The primary responsibilities and current membership of each committee are described on the following page.

INDEPENDENCE: All committee members, except for Mr. Culp who serves on the Classified Programs Committee, satisfied the NYSE's, SEC's and GE Aerospace's definitions of independence, as applicable, during the time they served on their applicable committee.

COMMITTEE OPERATIONS: Each committee meets periodically throughout the year, reports its actions to the Board, receives reports from senior management, annually evaluates its performance and can retain outside advisors. Formal meetings are typically supplemented with additional calls and sessions. For more detail, see the Governance Principles and committee charters (see Helpful Resources on page 88).

Primary Responsibilities of our Board Committees

AUDIT

9 meetings in 2025



Committee Members

Goren (Chair)   Lesjak
Bush   McDew
Garden

Ms. Billson also served on the Audit Committee until Dec. 2025.

- Oversee GE Aerospace's independent auditor, including the audit plan and budget, and monitor independence and performance
- Oversee the effectiveness of GE Aerospace's financial reporting processes and systems
- Discuss with auditor and management key reporting practices (including non-GAAP measures), critical audit matters and new accounting standards
- Monitor the effectiveness of GE Aerospace's internal controls
- Review and evaluate the scope and performance of the internal audit staff and compliance program
- Oversee the company's enterprise risk management and cybersecurity programs
- Monitor GE Aerospace's significant litigation and investigations
- Oversee external reporting on sustainability matters in coordination with the Governance Committee

MANAGEMENT DEVELOPMENT & COMPENSATION

5 meetings in 2025



Committee Members

Lesjak (Chair)   Enders
Bazin   Garden

- Oversee executive compensation policies, practices and programs
- Review material elements of executive compensation, including equity awards, deferred compensation, severance and perquisites
- Oversee and approve goals and objectives for performance-based equity awards and evaluate performance against those goals
- Evaluate and approve compensation of the CEO
- Review risk assessment of compensation policies and practices
- Oversee development of key leadership and executive succession plans
- Oversee strategies and policies related to human capital management, including matters such as workplace environment and culture, and talent recruitment, development, engagement and retention

GOVERNANCE & PUBLIC AFFAIRS

4 meetings in 2025



Committee Members

Horton (Chair)   Billson
Bazin   McDew

Ms. Lesjak also served as the Governance Committee Chair until Dec. 2025.

- Oversee the Board's governance processes, including all significant governance policies and procedures
- Review and make recommendations to the Board with respect to director independence
- Review Board composition and compensation and identify new directors for GE Aerospace
- Oversee Board and committee self-evaluations
- Review related party transactions and conflicts of interest, as applicable
- Oversee GE Aerospace's policies and strategies related to political activities and lobbying, and environment, health & safety
- Oversee the development of the company's priorities and external reporting related to sustainability matters

CLASSIFIED PROGRAMS

1 meeting in 2025



Committee Members

McDew (Chair)   Culp
Bush   Horton

- Oversee the strategic, operational, and financial aspects of classified business activities
- Oversee opportunities and enterprise risk posed by aspects of the company's classified business activities and make recommendations to the Board, consistent with the need to safeguard classified information
- Review policies, practices, processes and procedures related to classified business activities, as applicable, including with respect to risk assessment, risk management and internal controls
- Oversee human capital management policies, practices and challenges relating to the company's classified business activities

Additional Information on Areas of Board and Committee Oversight

Talent Development & Succession Planning

One of the Board's most important responsibilities is to oversee the recruitment, development and retention of strong leadership at the management level. To fulfill this responsibility, the full Board and the Compensation Committee have regular organization and talent reviews that include discussion of development and succession for the CEO and other senior management positions to help maintain a strong bench of talent throughout the organization. These reviews are led by the CEO and the Chief Human Resources Officer, and the Board's input and feedback are reflected in the development actions and readiness plans in place for key roles and individuals. The Board has been actively engaged in CEO succession planning for the last several years, with a comprehensive approach and regular, ongoing discussion that includes defining a leadership profile of skills and attributes desired for the next CEO, identifying qualified internal and external candidates and evaluating the readiness and development actions for candidates, as well as planning for internal leadership stability through a transition. See Employment Agreement with Mr. Culp on page 47 for more information. The Board also has consistent and direct exposure to senior management and other senior leaders throughout the year and regularly interacts with high performing leaders at Board meetings, site visits, leadership forums and other settings.

Enterprise Risk Management

Risk assessment and risk management are the responsibilities of the company's management, and the Board has oversight responsibility for those processes. The Audit Committee assists with the oversight of the company's enterprise risk management framework, and the Board has also delegated specific risk oversight responsibility to the full Board or committees of the Board based on expertise. The Board reviews the annual risk assessment and relevant risk mitigation actions in an annual briefing led by the Chief Compliance Officer. Our Governance Principles and committee charters define the risk areas for which each committee has ongoing oversight responsibility, while the Board as a whole focuses on the most significant risks facing the company. Throughout the year, the Board and the committees to which it has delegated responsibility dedicate a portion of their meetings to review and discuss specific risk topics in greater detail.

At the management level, the company's General Counsel, Chief Financial Officer, and Chief Compliance Officer co-chair the executive risk committee, which is responsible for the company's enterprise risk management framework. Our enterprise risk management framework includes a multi-tiered holistic review, performed quarterly, through a structured assessment process which gathers quantitative and qualitative inputs from key business stakeholders and functional leaders, along with feedback from senior management. Through this process, our senior management defines, identifies, and prioritizes top enterprise risks. Key GE Aerospace business leaders also meet regularly with the Board and committees to review their strategies and operations, including key risks and remediation strategies.

For a discussion of key risks that could have a material adverse effect on our business, reputation, financial position and results of operations, please refer to the Risk Factors section of our Annual Report on Form 10-K for the year ended December 31, 2025.

Cybersecurity

The Audit Committee is responsible for board-level oversight of cybersecurity risk, and the Audit Committee reports back to the full Board about this and other areas within its responsibility. As part of its oversight role, the Audit Committee receives reporting about GE Aerospace's practices, programs, notable threats or incidents and other developments related to cybersecurity throughout the year, including through periodic updates from GE Aerospace's Chief Information Officer and Chief Information Security Officer on cyber threats and our cybersecurity risk management strategy. The Audit Committee also receives information about cybersecurity risks as part of GE Aerospace's enterprise risk management framework and reporting. For a discussion of cybersecurity risk management and strategy and governance, please refer to the Cybersecurity section of our Annual Report on Form 10-K for the year ended December 31, 2025.

Sustainability

Sustainability is a driving force behind the work we do and the company's long-term value and is an integrated aspect of how we think about strategy and risk. Our Board and management believe the long-term interests of shareholders are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE Aerospace communities, government officials and the public at large. We believe the integration of a sustainability lens with our daily operations, culture and company priorities is important to driving results. At the Board level, these topics often span multiple functional categories and areas of oversight, and therefore oftentimes involve discussion at the full Board level rather than individual committees. In addition, our Governance Committee has oversight responsibility for GE Aerospace's priorities and external reporting related to sustainability matters, and our Audit Committee also plays a role in the oversight of such external reporting, including reporting on these matters in SEC filings and data quality. More information that may be of interest to a variety of stakeholders about GE Aerospace's sustainability approach, priorities and performance, including about product safety, carbon emission reductions from our own operations and from our products, environmental stewardship, supply chain and, human rights, political spending and other matters, can be found in GE Aerospace's 2025 Sustainability Report (see Helpful Resources on page 88).

Board Governance Practices

Our Board seeks to operate with the highest degree of effectiveness, supporting a dynamic boardroom culture of independent thought and intelligent debate on critical matters. We take a comprehensive, year-round view of corporate governance and our adoption of best practices impacts our leadership structure, Board composition and recruitment, director engagement, and accountability to shareholders. Our Board and committee evaluation process allows for annual assessment of our Board practices and the opportunity to identify areas for improvement.

ENGAGED INDEPENDENT OVERSIGHT

BOARD OPERATIONS
- Frequent, regularly scheduled Board calls
- Director business visits
- Open access to senior management and information
- Executive sessions with the CEO scheduled for each regular Board meeting
- Executive sessions with just the independent directors in connection with Board meetings
- Access to third-party advisors



INCORPORATION OF FEEDBACK

ANNUAL GOVERNANCE REVIEW
- Review and update corporate governance practices based on evolving best practices and stakeholder feedback

ANNUAL SELF-EVALUATION
- Formal Board and committee self-evaluation conducted by lead director or independent third-party
- Feedback incorporated in Board practices

SHAREHOLDER OUTREACH
- Regular year-round engagement with shareholders

GOVERNANCE PRACTICES

ACCOUNTABILITY TO SHAREHOLDERS
- Proxy access for director candidates nominated by shareholders
- Majority voting standard for uncontested director elections
- Annual election of all directors

GOVERNANCE PRINCIPLES
- Robust lead director functions
- Term and age limits for directors
- Stock ownership requirements for directors
- Prohibition on stock hedging and pledging

BOARD COMPOSITION

DIRECTOR RECRUITMENT
- Seek directors with relevant expertise for future strategy and broad perspectives based on Board self-evaluation

INDEPENDENT BOARD WITH MIX OF PERSPECTIVES
- Set Board size to encourage robust discussion and engagement, while maintaining a mix of perspectives and tenure

DIRECTOR EDUCATION
- Orientation program to complement the recruitment process
- Briefing sessions on topics that present particular risks and opportunities to the company
- Site visits to GE Aerospace and customer facilities



How the Board Evaluates Its Effectiveness
Annual Evaluation Process

The Governance Committee oversees and approves the annual formal Board evaluation process and determines whether it is appropriate for the evaluations to be conducted by the lead director or an independent consultant each year. In 2025, the evaluation process was conducted by an independent consultant.

1 WRITTEN QUESTIONNAIRES

Directors completed written questionnaires, which are benchmarked and refreshed each year focusing on the performance of the Board and each of its committees.

2 INDIVIDUAL INTERVIEWS

The independent consultant conducted one-on-one interviews with each member of the Board focused on:
- reviewing the Board's and its committees' performance over the prior year; and
- identifying areas for potential enhancements of the Board's and its committees' processes going forward.

3 DISCUSSION OF RESULTS

The independent consultant reviewed the written questionnaires and interview responses and then met with the full Board to discuss the findings from the evaluation.

4 USE OF FEEDBACK

The Board and each of its committees developed plans to take actions based on the results, as appropriate.

Shareholder Engagement in 2025

We have ongoing and robust engagement with our shareholders that includes governance-focused engagement meetings throughout each year. We value being close to our shareholders and hearing their feedback directly, as we seek to continue to improve GE Aerospace's performance, programs and reporting. The engagements highlighted below are in addition to the regular discussions that our senior leadership and Investor Relations teams have with many shareholders, which often include governance, sustainability and similar matters as well.



Where to find more information

See the Letter from our Lead Director on page 2, the Letter from the Management Development & Compensation Committee on page 28, and Shareholder Engagement on Executive Compensation on page 29 for additional discussion informed by our shareholder engagement.

Regular Outreach to Engage with Shareholders

FALL
Conduct meetings with our investors to discuss governance, compensation and sustainability priorities, practices and shareholder feedback

WINTER
Review feedback from fall meetings with the Board and use it to make appropriate governance changes and enhance disclosures

Our Governance Engagement Program
Outreach in 2025: 50+ meetings held

SUMMER
Review shareholder votes at our most recent Annual Meeting and current trends and best practices in corporate governance

SPRING
Conduct follow-up conversations with our shareholders to address important annual meeting matters

Who We Met With

 **67%** Reached out for engagement with shareholders representing 67% of outstanding shares held by institutional investors  Represents 54% of total outstanding shares

 **60%** Engaged with shareholders representing 60% of outstanding shares held by institutional investors  Represents 48% of total outstanding shares

 **36%** Directors directly engaged with shareholders representing 36% of outstanding shares held by institutional investors  Represents 29% of total outstanding shares

Integrated Engagement Team

Legal, Human Resources, Investor Relations and Sustainability, and independent directors also led some meetings

Topics Discussed

Company strategy and risk management	Board oversight and governance	Talent development and succession planning	Executive compensation	Sustainability matters

Feedback

We share investor feedback with the relevant Board committees as well as senior management, and this regularly informs our corporate governance, executive compensation and sustainability practices and disclosure.

Other Governance Policies & Practices

Director Attendance at Meetings

The Board expects directors to attend all meetings of the Board and the committees on which the director serves, as well as the Annual Meeting.

BOARD/COMMITTEE MEETINGS. In 2025, each of our current directors attended at least 75% of the meetings held by the Board and committees on which the member served during the period the member was on the Board or committee. Average attendance by our directors for these meetings was 97% during 2025.

ANNUAL MEETING. All of our director nominees who were members of the Board at the time attended the 2025 Annual Meeting.

Board Integrity Policies

CODE OF CONDUCT. All directors, officers and employees of GE Aerospace are expected to act ethically at all times and in accordance with GE Aerospace's code of conduct (*The Spirit & The Letter*). Under the Board's Governance Principles, the Board does not permit any waiver of any ethics policy for any director or executive officer. *The Spirit & The Letter*, and any amendments to the code that we are required to disclose under SEC and NYSE rules, are posted on GE Aerospace's website (see Helpful Resources on page 88).

CONFLICTS OF INTEREST. All directors are required to recuse themselves from any discussion or decision affecting their personal, business or professional interests. If an actual or potential conflict of interest arises, the director is required to promptly inform the Chairman/CEO and the lead director. The Governance Committee reviews any such conflict of interest. If any significant conflict cannot be resolved, the director involved is expected to resign.

Limits on Director Service on Other Public Boards

GE AEROSPACE POLICY. As discussed in detail in the Board's Governance Principles, and summarized in the table below, the Board has adopted policies designed to help confirm that all our directors have sufficient time to devote to GE Aerospace matters. The Board reviews compliance with these policies in connection with approving the director slate for election at the annual meeting. All director nominees are in compliance with the policies below.

	PERMITTED # OF PUBLIC COMPANY BOARDS (INCLUDING GE AEROSPACE)
Public company executives	2*
Other directors	4
	PERMITTED # OF PUBLIC COMPANY AUDIT COMMITTEES (INCLUDING GE AEROSPACE)
Audit Committee member	3**
	OTHER RESTRICTIONS
Lead Director	Typically, should not serve as lead director, chair or CEO of another public company

*   Service on the board of a public company for which a director serves as an executive, together with service on the board of any public company subsidiary or public affiliates as part of the director's executive responsibilities, counts as one board for purposes of this limit.

** Unless the member is a retired certified public accountant, CFO, controller or has similar experience in which case the limit for such member is four public company audit committees (including GE Aerospace) if the Board affirmatively determines that such service does not impair service on GE Aerospace's Audit Committee.

HOW YOU CAN FIND MORE INFORMATION ABOUT OUR GOVERNANCE PRACTICES

Each year we review GE Aerospace's governance documents and update them as appropriate. These documents include the Board's Governance Principles — which include our director qualifications and director independence guidelines — as well as Board committee charters. The web links for these materials can be found under Helpful Resources on page 88.

HOW YOU CAN COMMUNICATE WITH THE BOARD

The Audit Committee and the independent directors have established procedures to enable anyone who has a comment or concern about GE Aerospace's conduct — including any employee who has a concern about our accounting, internal accounting controls or auditing matters — to communicate that comment or concern directly to the lead director or to the Audit Committee. Information on how to submit these comments or concerns can be found on GE Aerospace's website (see Helpful Resources on page 88).

How We Assess Director Independence

BOARD MEMBERS. The Board's Governance Principles require all non-management directors to be independent. All of our director nominees (shown under Election of Directors on page 6) other than Mr. Culp are independent. Former directors Stephen Angel and Edward Garden were independent through the periods that each served on our Board during 2025.

- **The Board's guidelines.** For a director to be considered independent, the Board must determine that he or she does not have any material relationship with GE Aerospace. The Board's guidelines for director independence conform to the independence requirements in the New York Stock Exchange's (NYSE) listing standards. In addition to applying these guidelines, which are in the Board's Governance Principles (see Helpful Resources on page 88), the Board considers all relevant facts and circumstances when making an independence determination.
- **Applying the guidelines in 2025.** In assessing director independence for 2025, the Board considered relevant transactions, relationships and arrangements, including relationships among Board members, their family members and the company, as described below.

COMMITTEE MEMBER INDEPENDENCE. All members of the Audit Committee, the Compensation Committee, and the Governance Committee must be independent, as defined by the Board's Governance Principles. Committee members must also meet additional committee-specific standards described below:

- **Heightened standards for Audit Committee members.** Under a separate SEC independence requirement, Audit Committee members may not accept any consulting, advisory or other fees from GE Aerospace or any of its subsidiaries, except compensation for Board service.
- **Heightened standards for Compensation Committee members.** Under NYSE rules, the Board also considers sources of compensation, including any consulting, advisory or other compensation paid by GE Aerospace or a subsidiary. Additionally, all members must satisfy the requirements of a Non-Employee Director under Rule 16b-3 of the Securities Exchange Act of 1934.

The Board has determined that all members of the Audit, Compensation and Governance Committees are independent and also satisfy applicable committee-specific independence requirements.

Relationships and Transactions Considered for Director Independence

The Board considered the following relationships and transactions in making its determinations of director independence.

TRANSACTIONS CONSIDERED FOR DIRECTOR INDEPENDENCE

DIRECTOR/NOMINEE	ORGANIZATION	RELATIONSHIP	SALES TO GE AEROSPACE <1% OF OTHER COMPANY'S REVENUES OR <$1M	PURCHASES FROM GE AEROSPACE <1% OF OTHER COMPANY'S REVENUES OR <$1M	INDEBTEDNESS TO GE AEROSPACE <1% OF EITHER COMPANY'S ASSETS
Angel	CSX	CEO	✔	N/A	✔
Bazin	Accor	Chair & CEO	✔	N/A	N/A
Garden	Garden Investments	CEO	N/A	✔	N/A
Horton	Global Infrastructure Partners	Partner	N/A	✔	N/A
	BlackRock	*	✔	N/A	✔
All directors	Various charitable organizations	Executive	Charitable contributions from GE Aerospace <1% of the organization's revenues		

* In October 2024, BlackRock acquired Global Infrastructure Partners.

Related Person Transactions & Other Information

HOW WE REVIEW AND APPROVE TRANSACTIONS. We review all relationships and transactions in which the company and our directors and executive officers or their immediate family members and our five percent or greater shareholders participate if the amount involved exceeds $120,000. The purpose of this review is to determine whether they have a material interest in the transaction, including an indirect interest. The company's legal staff is primarily responsible for making these determinations based on the relevant facts and circumstances, and for developing and implementing processes and controls for obtaining information about these transactions from directors and executive officers. In addition, the Governance Committee reviews and approves any such related person transaction. As described in the Governance Principles, which are available on GE Aerospace's website (see Helpful Resources on page 88), in the course of reviewing and approving a disclosable related person transaction, the Governance Committee considers the factors described below. As SEC rules require, we disclose in our proxy statement all such transactions that are determined to be directly or indirectly material to a related person. Since January 1, 2025, there have been no related person transactions that met the requirements for disclosure in this proxy statement, except that Fidelity (a five percent or greater shareholder) or its affiliates served as the recordkeeper or directed trustee for certain retirement plans sponsored by the Company or affiliates. Fidelity received approximately $5.1 million for these services in 2025.

FACTORS USED IN ASSESSING RELATED PERSON TRANSACTIONS

- Nature of related person's interest in transaction
- Material transaction terms, including amount involved and type of transaction
- Importance of transaction to related person and GE Aerospace
- Whether transaction would impair a director or executive officer's judgment to act in GE Aerospace's best interest
- Any other matters the committee deems appropriate, including any third-party fairness opinions or other expert reviews obtained in connection with the transaction

For a description of shareholder derivative lawsuits involving certain current and former GE Aerospace executives and members of the Board, refer to Note 24. Commitments, Guarantees, Product Warranties and Other Loss Contingencies in GE Aerospace's financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025.

Director Compensation for 2025

The compensation program for independent directors is designed to achieve the following goals:

- **Fairly pay directors** for the work required at a company of GE Aerospace's size and scope, as benchmarked against our peer group;
- **Align directors' interests** with the long-term interests of GE Aerospace shareholders; and
- **Be simple, transparent and easy** for shareholders to understand.

2025 Annual Director Compensation

Our independent directors received annual 2025 compensation as shown in the 2025 Director Compensation Table on page 25.

GE AEROSPACE DIRECTOR COMPENSATION PROGRAM. We maintain the GE Aerospace 2024 Non-Employee Director Compensation Plan (the GE Aerospace Director Compensation Program). Our independent directors received compensation under this program in 2025 as shown in the table below which remained the same as the non-employee director compensation program for 2024 except for the addition of the Classified Programs Committee chair retainer in connection with the establishment of the committee in June 2025.

All independent directors	
Annual cash retainer	$140,000
Restricted stock units (RSUs)	$185,000
Lead director	$ 50,000
Audit Committee chair	$ 30,000
Compensation Committee chair	$ 25,000
Governance Committee chair	$ 20,000
Classified Programs Committee chair	$ 15,000

- **Time of payment.** Quarterly cash installments in arrears (subject to a deferral election) and annual grant of RSUs on the date of the Annual Meeting
- **Limit on director compensation.** $1,000,000 annually, including cash earned & equity granted (regardless of any deferral election)

- **HOW RESTRICTED STOCK UNITS WORK.** Each RSU is equivalent to one share of GE Aerospace stock and will fully vest on the earlier of (i) the one-year anniversary of the grant date, or (ii) the next GE Aerospace annual meeting of shareholders after the grant date. To calculate the number of RSUs to be granted, we divide the target value of the RSUs by the average closing price of GE Aerospace stock for the 30 days preceding and including the grant date. RSUs accumulate quarterly dividend-equivalent payments in the form of additional RSUs. RSUs are settled within two weeks of vesting unless the director has elected for deferred settlement (in which case RSUs are settled one year after the director leaves the Board).
- **HOW CASH RETAINER DEFERRALS WORK.** Directors may elect to defer some or all of their cash retainers into an interest account and/or into phantom stock units (Phantom Units). Interest accounts under the GE Aerospace Director Compensation Program are credited with interest monthly based on the prior calendar month's average yield for U.S. Treasury notes and bonds with maturities from 10 to 20 years. Phantom Units are equal in value to a share of GE Aerospace stock and are fully vested upon grant, but do not have voting rights. If a director elects to defer into Phantom Units, the number of Phantom Units to be granted is calculated by dividing the cash retainer deferred by the average closing price of GE Aerospace stock for the 30 days preceding and including the grant date (which is the date the cash retainer would have been paid). Phantom Units accumulate quarterly dividend-equivalent payments in the form of additional Phantom Units. The Phantom Units are paid out in cash beginning one year after the director leaves the Board. Directors may elect to take their Phantom Units payments as a lump sum or in payments spread out over five or ten annual installments.

OTHER COMPENSATION. Our independent directors may also receive the following benefits:

- **MATCHING GIFT PROGRAM.** Independent directors may participate in the GE Aerospace Foundation's Matching Gifts Program on the same terms as GE Aerospace employees. Under this program, the GE Aerospace Foundation matches for each participant up to $5,000 for annual contributions to approved charitable organizations.
- **INCIDENTAL BOARD MEETING EXPENSES.** The company may occasionally provide travel and sponsor activities for spouses or other guests of the directors in connection with Board meetings. No such expenses were incurred during 2025.

No Additional Director Compensation for Independent Directors

Independent directors do not receive any cash incentive compensation or pension benefits. Directors who are company employees do not receive any compensation for their services as directors.

Director Compensation for 2026

In its annual review of director compensation in early 2026, the Board increased the annual cash retainer from $140,000 to $150,000 and the RSU grant from $185,000 to $200,000 to better align with the competitive market as informed by peer group benchmarking. The change will become effective on May 5, 2026, the date of the 2026 Annual Meeting.

Share Ownership Requirements for Independent Directors

STOCK OWNERSHIP REQUIREMENTS (MULTIPLE OF ANNUAL CASH RETAINER)

5X for independent directors

All independent directors are required to hold at least five times the annual cash retainer ($700,000 for 2025) worth of GE Aerospace stock, deferred stock units (DSUs), RSUs and/or Phantom Units while serving as a GE Aerospace director. A director has five years from joining the Board to meet this ownership threshold. All directors are in compliance with this requirement.

2025 Director Compensation Table

This table shows the compensation that each director earned for his or her 2025 Board and committee service. For Mr. Culp's compensation refer to the Summary Compensation Table on page 39.

NAME OF DIRECTOR	CASH FEES	STOCK AWARDS	ALL OTHER COMP	TOTAL
Stephen Angel*	$ 0	$359,040	$ 0	$359,040
Sébastien Bazin	$ 0	$345,795	$ 0	$345,795
Margaret Billson	$140,000	$201,925	$1,000	$342,925
Wesley Bush*	$ 11,793	$ 75,574	$ 0	$ 87,367
Thomas Enders	$140,000	$201,925	$ 0	$341,925
Edward Garden	$140,000	$201,925	$ 0	$341,925
Isabella Goren	$170,000	$201,925	$5,000	$376,925
Thomas Horton	$191,467	$201,925	$ 0	$393,392
Catherine Lesjak	$160,367	$201,925	$5,000	$367,292
Darren McDew	$147,500	$201,925	$ 0	$349,425

* The amounts reported represent pro-rata compensation earned for Board service for Mr. Angel, who departed the Board on December 4, 2025, and Mr. Bush, who joined the Board on December 1, 2025.

CASH FEES. Amount of cash compensation earned in 2025 for Board and committee service.

STOCK AWARDS. Aggregate grant date fair value of RSUs and Phantom Units granted in 2025, as calculated in accordance with SEC rules, including amounts that the directors deferred into Phantom Units in lieu of all or a part of their cash compensation. Grant date fair value is calculated by multiplying the number of RSUs and Phantom Units granted by the closing price of the company's stock on the grant date (or the last trading day prior to the grant date), which was $200.15 for March 31, 2025 grants, $208.60 for May 6, 2025 grants, $257.39 for June 30, 2025 grants, $300.82 for September 30, 2025 grants, $288.45 for the December 1, 2025 grant and $308.03 for December 31, 2025 grants. The table below shows the cash amounts that the directors deferred into Phantom Units in 2025, the total number of DSUs and Phantom Units accrued as of 2025 fiscal-year end and the total number of RSUs unvested or deferred as of 2025 fiscal year-end.

DIRECTOR	CASH DEFERRED INTO PHANTOM UNITS IN 2025	# OF DSUs ACCRUED AT 2025 FISCAL YEAR-END*	# OF PHANTOM UNITS ACCRUED AT 2025 FISCAL YEAR-END	# OF RSUs UNVESTED OR DEFERRED AT 2025 FISCAL YEAR-END**
Stephen Angel	$152,894	6,657	1,247	1,176
Sébastien Bazin	$140,000	26,200	1,092	2,146
Margaret Billson	$ 0	477	0	2,146
Wesley Bush	$ 0	0	0	262
Thomas Enders	$ 0	473	0	2,146
Edward Garden	$ 0	14,351	0	970
Isabella Goren	$ 0	4,159	0	2,146
Thomas Horton	$ 0	15,664	0	970
Catherine Lesjak	$ 0	11,938	0	970
Darren McDew	$ 0	1,528	0	2,146

* Represents DSUs denominated in company stock granted under the prior General Electric 2003 Non-Employee Director Compensation Plan (which was in effect until May 7, 2024).

** Includes unvested RSUs granted in 2025 (including 968 unvested RSUs for each director nominee, except for Mr. Bush who received a pro-rata grant of 262 RSUs upon joining the Board in December 2025), RSUs granted in 2024 for which the director elected to defer settlement, and RSUs accrued as dividend equivalents on such RSU grants.

ALL OTHER COMPENSATION. Includes contributions to approved charitable organizations under the GE Aerospace Foundation Matching Gifts Program.

Stock Ownership Information

Beneficial Ownership Table

The following table shows beneficial ownership of our common stock as calculated under SEC rules, as of December 31, 2025, for (i) our directors and nominees, (ii) our named executives, (iii) our current directors and executives as a group, and (iv) beneficial owners of more than 5% of our common stock. Except to the extent noted below, everyone included in the table has sole voting and investment power over the shares reported. None of the shares are pledged as security by the named person, although standard brokerage accounts may include non-negotiable provisions regarding set-offs or similar rights.

DIRECTORS AND DIRECTOR NOMINEES	NUMBER OF SHARES		PERCENT OF CLASS
Sébastien Bazin	0	*	**
Margaret Billson	0	*	**
Wesley Bush	972	*	**
Thomas Enders	0	*	**
Edward Garden	1,082	*	**
Isabella Goren	0	*	**
Thomas Horton	8,078	*	**
Catherine Lesjak	1,172	*	**
Darren McDew	0	*	**
Total	11,304	*	**

NAMED EXECUTIVES	NUMBER OF SHARES	PERCENT OF CLASS
H. Lawrence Culp, Jr.	1,612,480	**
Rahul Ghai	140,216	**
Russell Stokes	659,867	**
Mohamed Ali	48,480	**
John Phillips, III	7,685	**
Total	2,468,728	**

CURRENT DIRECTORS & EXECUTIVES		
Current directors & executives as a group (16 people)	1,964,879	**

> * Does not include DSUs, Phantom Units, unvested RSUs or vested but deferred RSUs granted to directors, all of which are not paid or settled until the director leaves the GE Aerospace Board. See the 2025 Director Compensation Table on page 25 for the number of DSUs, RSUs and Phantom Units each independent director has accrued.

** Less than 1%.

For the directors, nominees & named executives, the table includes (i) shares that may be acquired under stock options that are or will become exercisable within 60 days: Ali (20,209), Culp (0), Ghai (0), Phillips (6,299) and Stokes (434,815), (ii) RSUs that will vest in 60 days: Ali (19,886), Culp (401,646), Ghai (59,641) and Stokes (74,618) and (iii) shares over which the named individual has shared voting and investment power through family trusts or other accounts: Ali (1), Bush (972), Culp (1,210,834), Horton (6,906) and Ghai (5).

For our current directors & executives as a group, the table includes (i) 71,915 shares that may be acquired under stock options that are or will become exercisable within 60 days, (ii) 539,555 RSUs and PSUs that will vest in 60 days and (iii) 1,218,718 shares over which there is shared voting and investment power.

5% BENEFICIAL OWNERS	NUMBER OF SHARES	PERCENT OF CLASS
The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355	88,439,179	8.4%
BlackRock, Inc., 50 Hudson Yards, New York, NY 10001	82,447,476	7.9%
Fidelity Management & Research, 245 Summer Street, Boston, MA 02210	66,923,455	6.4%
Total		22.7%

For our 5% beneficial owners, the table includes:

(# OF SHARES)	VANGUARD	BLACKROCK	FIDELITY
Sole voting power	0	73,524,638	58,040,726
Shared voting power	1,326,088	0	0
Sole investment power	84,015,366	82,447,476	66,923,455
Shared investment power	4,423,813	0	0

The foregoing information is based solely on the Schedule 13G/A filed by Fidelity, Vanguard and BlackRock on February 9, 2024, February 13, 2024, and January 31, 2025, respectively.

DELINQUENT SECTION 16(a) REPORTS. The company believes, based on our records and review of filings with the SEC, that during 2025, our directors and executive officers filed all reports under Section 16(a) of the Securities Exchange Act of 1934 on a timely basis, except that a Form 4 for Mr. Garden was filed late due to administrative oversight related to a gift of shares, resulting in one transaction not being reported on a timely basis.

PROPOSAL NO. 2
Advisory Approval of Our Named Executives' Compensation

What are you voting on?
Pursuant to Section 14A of the Exchange Act, we are asking shareholders to approve on a non-binding basis the compensation paid to our named executives, as described in this proxy statement.

We currently hold say-on-pay votes annually, and we expect to hold the next such vote at our 2027 Annual Meeting.

YOUR BOARD RECOMMENDS A VOTE FOR THE SAY-ON-PAY PROPOSAL

Why the Board recommends a vote FOR the say-on-pay proposal. The Board believes that our compensation policies and practices are effective in achieving the goals of the compensation program as outlined in this Compensation Discussion & Analysis section.

Compensation

This Compensation Discussion & Analysis section provides a description of actions taken by the Compensation Committee with respect to GE Aerospace's executive compensation programs and discusses the process in determining the 2025 compensation for our named executive officers (named executives or NEOs) who were determined in accordance with SEC rules:

- **H. Lawrence Culp, Jr.**, Chairman and Chief Executive Officer
- **Rahul Ghai**, SVP, Chief Financial Officer
- **Russell Stokes**, SVP, Former Chief Executive Officer, Commercial Engines & Services
- **Mohamed Ali**, SVP, Chief Executive Officer, Commercial Engines & Services
- **John Phillips, III**, SVP, General Counsel and Secretary

Mr. Ali became CEO, Commercial Engines & Services (CES) effective February 1, 2026, with CES expanding to include the Technology & Operations organization that Mr. Ali previously led. Mr. Stokes is serving in an advisory role to assist with the transition and plans to retire effective July 31, 2026.

In addition to the descriptions in this section, refer to the exhibits to our SEC filings for copies of relevant plans, agreements and forms of awards.

Letter from the Management Development & Compensation Committee

To Our Shareholders,

On behalf of the Management Development & Compensation Committee, we thank you for your investment in the company and the regular dialogue with many of you on talent, culture and executive compensation matters.

GE Aerospace had outstanding financial performance in 2025, building on multiple years of strong results. As we seek to attract, motivate, develop and retain world-class talent to sustain and accelerate this performance, our compensation program is centered on aligning pay with performance. We do this through a balanced mix of annual and long-term incentive-based compensation that rewards measurable results and long-term value creation. For 2025, our compensation program is rewarding employees for the company's strong annual and multi-year performance in exactly this way. See How We Performed Against Annual Bonus Targets For the 2025 AEIP on page 32 and Vesting of 2023 PSUs on page 34 for details about the results of 2025 annual bonuses and the performance stock units granted in 2023 that vested with completion of the 2025 performance year. We commend the company's leadership and employees, whose continued implementation of FLIGHT DECK tools and behaviors is helping to drive this progress and strong performance.

We are also pleased to present a new employee stock purchase plan (ESPP) for approval by shareholders in this year's proxy statement. We want all our employees to feel a shared sense of responsibility and commitment to serving our customers and, ultimately, to driving sustained value creation for the enterprise and our shareholders. The ESPP will be a tool for helping to build an owners' mindset culture—where employees solve problems together as one team with one mission—and to have employees share in this directly with their own ownership stakes in the company. The ESPP will be focused on the company's non-executive population, and it is intended to provide opportunities for employees who do not receive equity grants under current programs to purchase GE Aerospace shares and receive a company match. See Proposal 4: Approval of the GE Aerospace Global Employee Stock Purchase Plan on page 60 for more details about the ESPP.

As always, engagement with our shareholders also remains a priority as we regularly consider investor feedback in our executive compensation program design and decisions. In 2025, the company met with shareholders representing nearly 60% of institutional share ownership. Our Committee Chairman at the time, Stephen Angel, who left the Board in December, led meetings with many of our institutional shareholders. Key topics in these discussions included how the Board is engaging in management succession planning, the terms of the new employment agreement with CEO Larry Culp in 2024, and our overall compensation program design. These discussions and feedback were thoughtful and constructive, and we provide additional detail on this feedback in Shareholder Engagement on Executive Compensation on page 29.

We thank you for your support of GE Aerospace.

Sincerely,

The Management Development & Compensation Committee



CATHERINE LESJAK (Chair)   SÉBASTIEN BAZIN   THOMAS ENDERS   EDWARD GARDEN

Overview of Our Executive Compensation Program

Compensation Philosophy

Our compensation philosophy provides a foundation for how we design our executive compensation program.

OBJECTIVES	HOW OUR COMPENSATION PROGRAM SUPPORTS THIS PHILOSOPHY
• **Build and retain a world-class global team**	• Our compensation programs are designed to attract, motivate and retain global talent. • We take a market-based approach to target compensation competitive with our peer group while remaining flexible to manage through changing market dynamics.
• **Drive performance through innovation and collaboration to win today, tomorrow and in the future**	• We align incentives with key drivers of business performance over short- and long-term horizons. • We balance accountability with collaboration to support shared priorities and deliver for our customers.
• **Operate as accountable owners**	• We ensure compensation design is tied to creating shareholder value. • We embrace the responsibility that comes with ownership while delivering for our customers.
• **Encourage innovation and calculated risk-taking to deliver shareholder value**	• We use a balanced portfolio of metrics in incentive programs with targets that are both stretch and achievable.

Shareholder Engagement on Executive Compensation

We value the ongoing feedback that we receive from our shareholders on executive compensation matters. During the past year, we reached out for engagement with shareholders representing approximately **67%** of outstanding shares held by institutional investors (approximately **54%** of our outstanding shares). We engaged with shareholders representing approximately **60%** of our outstanding shares held by institutional investors (approximately **48%** of our outstanding shares). We offered many of our large institutional investors the opportunity to meet with independent directors as part of these meetings, and Mr. Angel, who was Chairman of our Compensation Committee at the time, led and participated in many of the meetings as guided by shareholders' preferences. Our engagements also included representatives from our Legal, Human Resources, Finance and Investor Relations teams.

We strive to continuously improve our compensation program to drive strong alignment with company performance and with our shareholders' expectations, including the feedback reflected in our annual say-on-pay votes. We received 71% support for our say-on-pay vote in 2025, following support of 94% in 2024 and 94% in 2023. Consistent with the high voting support that our executive compensation program received in recent years prior to 2025, our shareholder engagement discussions confirmed a continuing high level of support for the company's overall executive compensation program. The lower level of voting support in 2025 reflected negative sentiment from a minority of shareholders about the compensation terms of the new employment agreement with our CEO in 2024; however, we continued to receive consistent feedback from shareholders that they were extremely pleased that the Board secured Mr. Culp's continued leadership.

TOPIC	FEEDBACK		ACTIONS & RESPONSES
Succession planning	Most shareholders that we met with raised the topic of succession planning. Shareholders were interested in understanding the Board's approach and process. This topic was top of mind for shareholders following the entry in 2024 into a new employment agreement with CEO Larry Culp that runs through 2027.	▶	We added new disclosure in this proxy statement in response to shareholders' interest and questions about this topic. See Additional Information on Areas of Board and Committee Oversight: Talent Development & Succession Planning on page 18 for more information on how the Board is actively overseeing and engaged in leadership succession planning.
CEO Incentive Grant	Shareholders overwhelmingly supported the Board's action in 2024 to extend Mr. Culp's leadership with a new employment agreement. A significant majority of shareholders also supported the compensation terms of this agreement, recognizing its strong alignment with performance and retentive value. For shareholders we met with who voted against say-on-pay, it was clear that the predominant reason for those votes was a preference against off-cycle equity grants like the CEO Incentive Grant that was part of the new agreement with Mr. Culp.	▶	Off-cycle grants are not a regular part of our compensation program, and the Board does not anticipate additional grants to Mr. Culp outside the annual process during the term of this employment agreement. Mr. Culp's total target compensation was flat in 2025, consistent with his employment agreement.
Exec comp program design	Consistent with the high support our executive compensation program has received in recent years, we did not hear concerns about program design. Shareholders also welcomed recent enhancements, such as the new design for the 2025 grant of PSUs with a cumulative three-year performance period.	▶	In line with the strong shareholder support for our regular compensation program design, we are continuing with the same underlying program elements in 2026. Similar to last year, the 2026 grant of PSUs also uses a cumulative three-year performance period.

Compensation for Our Named Executives

This section provides an overview of the elements of GE Aerospace’s executive compensation program for our 2025 named executives. See 2025 Compensation Actions for Our Named Executives on page 36 for specific details about the compensation for each of these named executives.

Key Compensation Program Elements

The table below sets forth the key components of our executive compensation program framework.

	Fixed	Performance-Based / At-Risk			
	Short-Term Incentive		Long-Term Equity-Based Incentive (generally 3-year vesting)		
Component	**SALARY**	**ANNUAL BONUS**	**PERFORMANCE STOCK UNITS**	**STOCK OPTIONS**	**RESTRICTED STOCK UNITS**
Link to Shareholder Value	Provides competitive base pay aligned with roles and responsibilities to attract and retain top talent	Incentivizes delivery on annual investor framework Serves as key compensation vehicle for differentiating performance each year	Focus on achievement of financial performance goals aligned with our operating and strategic plans, with a relative TSR modifier based on three-year return from stock price appreciation and dividends Provide a significant stake in the long-term financial success of GE Aerospace that is aligned with shareholder interests, and promote employee retention	Reward stock price appreciation over time	Provide for additional ownership stake in the company, and promote employee retention

Target Annual Program Compensation

The table below shows the total target annual program compensation for our current named executives as of December 31, 2025. Target compensation was determined based on each executive's scope of responsibilities, leadership skills and values, performance, length of service and market competitiveness. There were no changes in 2025 to total target compensation for our named executives, except for Mr. Ali, a named executive for the first time this year, whose compensation increased in January 2025 with a new role and expanded responsibilities as Chief Technology & Operations Officer. See Annual Program Compensation for 2025 on page 35 for the total annual compensation paid to these named executives based on performance for 2025.

		ANNUAL BONUS			
2025 NAMED EXECUTIVES	**BASE SALARY**	**TARGET**	**TARGET AMOUNT**	**TARGET EQUITY**	**TOTAL TARGET PROGRAM COMP.**
Culp	$2,000,000	200%	$4,000,000	$15,250,000	$21,250,000
Ghai	$ 955,000	120%	$1,146,000	$ 6,000,000	$ 8,101,000
Stokes	$1,400,000	100%	$1,400,000	$ 5,000,000	$ 7,800,000
Ali	$ 800,000	100%	$ 800,000	$ 3,600,000	$ 5,200,000
Phillips	$ 800,000	100%	$ 800,000	$ 3,500,000	$ 5,100,000

GE Aerospace’s executive compensation program is designed to strengthen the link between pay and performance by having a significant portion of total executive compensation tied to the achievement of predetermined performance targets directly related to our business goals and strategies. Our target pay mix for our CEO and other named executives as of December 31, 2025 is below.

CEO TARGET ANNUAL COMPENSATION


Long-Term Equity:
RSUs
14%
9%
Salary
Options
22%
19%
91%
at-risk
Bonus
PSUs
36%

AVERAGE TARGET ANNUAL COMPENSATION FOR OTHER NAMED EXECUTIVES


Long-Term Equity:
RSUs
14%
15%
Salary
Options
21%
16%
85%
at-risk
Bonus
PSUs
34%



Bonuses under the Annual Executive Incentive Plan

We provide annual cash incentive opportunities to our named executives under the GE Aerospace Annual Executive Incentive Plan (AEIP). The financial performance metrics and targets for awards under the AEIP are designed to drive company and business performance, based on our operational and financial priorities.

How We Determined 2025 AEIP Bonuses for Our Named Executives

For our named executives, individual target award percentages were set between 100–200% of base salary, based on their respective positions and alignment with peer compensation practices. Each year, the Compensation Committee evaluates and sets the AEIP performance metrics and targets for the total company and the businesses during the first quarter of the performance year. Following the conclusion of the performance year, the Compensation Committee assesses total company and business performance against the applicable performance metrics to determine the AEIP bonus funding and payouts. The CEO may also provide perspective to the Compensation Committee about business or individual performance for the year, although the CEO has no role in the Compensation Committee's determination of his own compensation.

Bonuses under the AEIP are determined quantitively based on the named executive's base salary, target award percentage, achievement of applicable total company or business financial performance targets and a safety modifier. The Compensation Committee has the ability under the AEIP to apply discretion at the business or individual levels when appropriate. For 2025, the Compensation Committee approved AEIP bonus funding that was calculated formulaically based on performance against the predetermined targets, and then allocated a portion of the overall bonus funding from the corporate/total company bonus pool to CES in recognition of the CES business's performance against challenging targets to support the company's strong overall results. There was no increase to the total AEIP payment amount for the company from this internal reallocation. This decreased the AEIP payments for the four named executives aligned to corporate/total company performance targets and increased the AEIP payment for the named executive aligned to CES performance targets, with the overall effect for named executives being a net decrease in total AEIP payments. See How We Performed Against Annual Bonus Targets for the 2025 AEIP on page 32 for details.

Overview of AEIP Bonus Determinations

BASE SALARY × **TARGET AWARD PERCENTAGE** × [**FINANCIAL PERFORMANCE** + **SAFETY MODIFIER (+/-10% pts)**]

How We Selected Metrics for the 2025 AEIP

The Compensation Committee selects performance metrics for the AEIP that are aligned with furthering total company and business goals for the year. For the 2025 AEIP, the Compensation Committee selected the following financial performance metrics: revenue growth or adjusted revenue growth, as applicable (20% weighting), operating profit (40% weighting), and free cash flow (40% weighting) for total company and each of the businesses. In order to continue to drive GE Aerospace's overall business objectives, executives with total company responsibility had their bonuses based 100% on total company performance, and executives who led a GE Aerospace business had their bonuses based on a combination of total company financial performance (50%) and business financial performance (50%).

The Compensation Committee believes this set of financial metrics focuses management on driving performance aligned with shareholders' interests and is aligned with peer practice. The Compensation Committee selected these metrics to incentivize performance in a manner consistent with how management measures and reports the company's operating results. Accordingly, the AEIP uses the same financial measures that management uses to report the company's financial results each quarter and when providing an annual financial outlook for the year. The Compensation Committee believes the use of these measures in the compensation program design is appropriate and promotes consistency with metrics that many investors use to evaluate the company's financial performance. See Explanation of Non-GAAP Financial Measures and Performance Metrics on page 73 for additional discussion on the reasons we use non-GAAP financial measures and how these measures are calculated.

In addition, to further align the AEIP with GE Aerospace's overarching operational priority of safety, the Compensation Committee selected a performance modifier that can increase or decrease payout by up to 10 percentage points based on safety performance. Safety performance is determined based on an assessment against total company safety metrics for our operations relative to targets set at the beginning of the performance year. There was no modification of financial results for safety performance in 2025, based on the performance for the following safety metrics: injury and illness total recordable rate (0.48), serious incidents (0) and fatalities (0).

How We Selected Targets for the 2025 AEIP

The Compensation Committee establishes targets and performance levels that are designed to be rigorous but realistic and informed by our annual financial performance goals and external guidance. For 2025, the target performance for each metric required meaningful growth compared to the prior year.

The target, threshold and maximum performance levels for each performance measure are set with reference to annual financial performance goals for the total company and businesses that our CEO and CFO establish, and the Compensation Committee approves the performance levels for compensation purposes. Failure to achieve threshold on any one metric would result in no payout for that metric; and failure to achieve threshold on all metrics would result in no payout for the AEIP bonus. For the 2025 AEIP, named executives could receive between 0% and 200% of their target award based on financial performance, subject to an additional safety modifier of 10 percentage points.





How We Performed Against Annual Bonus Targets for the 2025 AEIP

The following charts set forth the results for total company and Commercial Engines & Services (CES) performance under the AEIP for 2025. For additional information on company performance in 2025, see Building Momentum on page 3.

TOTAL COMPANY. For Messrs. Culp, Ghai, Ali and Phillips, who had total-company responsibilities in 2025, bonuses were based upon financial performance for the company as a whole.

AEIP FINANCIAL PERFORMANCE METRICS	THRESHOLD (50%)	TARGET (100%)	MAXIMUM (200%)		RESULT	WEIGHT	FORMULAIC FUNDING	SAFETY MODIFIER (+/- 10% PTS)	FINAL PAYOUT[1]
Total Company Adjusted Revenue Growth*	8.0%	12.0%	17.0%	20.5%	200%	20%	198%	0%	188%
Total Company Operating Profit*	$7,330M	$8,000M	$8,970M	$9.1B	200%	40%			
Total Company Free Cash Flow*	$5,870M	$6,600M	$7,630M	$7.6B	194%	40%			

COMMERCIAL ENGINES & SERVICES. For Mr. Stokes, who was CEO of Commercial Engines & Services during 2025, his bonus as shown in the funding and payout columns below was based 50% on total company financial performance and 50% on CES financial performance.

AEIP FINANCIAL PERFORMANCE METRICS	THRESHOLD (50%)	TARGET (100%)	MAXIMUM (200%)		RESULT	WEIGHT	FORMULAIC FUNDING	SAFETY MODIFIER (+/- 10% PTS)	FINAL PAYOUT[1]
CES Revenue Growth	20.0%	26.5%	35.0%	23.9%	80%	20%	158%	0%	172%
CES Operating Profit*	$7,550M	$8,240M	$9,240M	$8.9B	165%	40%			
CES Free Cash Flow*	**	**	**	**	90%	40%			

(1) Overall funding of the AEIP for the company and CES was calculated formulaically based on performance against the predetermined targets shown in the graphics above. Final payouts reflect the Compensation Committee's determination to allocate a portion of bonus funding from the corporate/total company bonus pool to CES in recognition of the CES business's performance against challenging targets to support the company's strong overall results. There was no increase to the total AEIP payout amount for the company from this internal reallocation.

* Non-GAAP Financial Measure. For information on how these metrics are calculated, see Explanation of Non-GAAP Financial Measures and Performance Metrics on page 73.

** The company does not report free cash flow at the segment level for Commercial Engines & Services.

Long-Term Incentive Compensation

How We Determine Award Amounts

As part of our annual compensation program, we use a mix of long-term incentive compensation awards: PSUs, stock options and RSUs. Each component of our long-term incentive program supports our pay-for-performance objectives: PSUs incentivize achievement of long-term financial and operating goals, stock options align management with shareholders by providing value only if the stock price rises, and RSUs serve as a retention incentive and provide additional alignment with shareholders. In determining award mix and amounts, the Compensation Committee evaluates each executive's overall compensation relative to the market for similar talent, the mix of cash versus equity as a percentage of the executive's overall compensation, the executive's expected future contribution to the success of the company and the retentive value of such awards. Annual equity incentive awards for our named executives in 2025 were weighted approximately 50% as PSUs, 30% as stock options and 20% as RSUs.

Performance Stock Units

HOW OUR PERFORMANCE STOCK UNITS WORK. PSU awards are designed to focus our named executives on long-term financial and operating goals for the company overall. Our PSU awards have formulaically determined payouts that are earned only if the company achieves specified performance levels over the relevant performance period. Early each year the Compensation Committee selects the performance metrics and targets for our PSU awards to be granted that year. The Compensation Committee chooses performance metrics that it believes align with the company's long-term strategic objectives and contribute to the creation of long-term shareholder value. The Compensation Committee then monitors company performance against the performance metrics during the performance period, and following the conclusion of the performance period, the Compensation Committee certifies the final levels of achievement. The certified achievement levels determine the percentage of the target number of PSUs under the award that a named executive will earn. Certification below the threshold amount for both financial metrics will result in cancellation of the PSUs.

GRANTING OF 2025 PSUs. We adopted a new PSU design in 2025, with cumulative performance measured over a three-year performance period. This PSU design enhancement was enabled by completing the company's multi-year strategic transformation with two spin-offs, in the midst of which setting this type of long-range performance target was not feasible. Performance for the 2025 PSUs is measured against the following cumulative three-year financial metrics, which were fixed at the time the grant was awarded: adjusted earnings per share (50% weighting) and free cash flow (50% weighting). The PSU financial performance result is also subject to modification of +/- 20% based on three-year relative TSR versus the S&P 500 Industrials Index, with the total payout capped at 175% of the target amount. The threshold, target and maximum performance levels for relative TSR are the 25th, 50th and 75th percentile performance versus the S&P 500 Industrial Index, respectively. The Compensation Committee considered the rigor of the multiyear financial goals and the challenge of maintaining relative outperformance on a multiyear basis, and alignment with the TSR targets that are widely used across our peer group, in determining these relative TSR performance levels.

EVOLUTION OF PSU DESIGN THROUGH SPIN-OFFs



Financial Metrics: adjusted earnings per share (50% weighting) and free cash flow (50% weighting)
Relative TSR (vs. S&P 500 Industrials Index): +/- 20% modifier

VESTING OF 2023 PSUs. PSUs initially granted in 2023, before completion of the GE spin-offs and using a prior PSU design, vested with completion of the 2025 performance year. For the 2023 PSUs, performance against the financial metrics was measured separately for each calendar year during the three-year performance period, with each year weighted equally. Performance was measured against the following financial metrics: adjusted earnings per share (50% weighting) and free cash flow (50% weighting); with results interpolated for performance between threshold (25%), target (100%) and maximum (175%). Because of the significant period of transformation amidst executing two spin-offs when these PSUs were granted in 2023, the grant agreements provided for targets to be set early within each year in the three-year performance period. The PSU financial performance result was also subject to modification of +/- 20% based on three-year relative TSR versus the S&P 500 Industrials Index, with the total payout capped at 175% of the target amount. Performance for the 2023 PSUs was certified by the committee at 175%, based on achievement of the targets shown below. Over the performance period since January 1, 2023, GE Aerospace's stock appreciated by approximately 6x and outperformed the S&P 500 Industrials Index by more than 3.5x.

	METRIC	THRESHOLD (25%)	TARGET (100%)	MAXIMUM (175%)	FINANCIAL PERFORMANCE	RESULT
Year 1 – 2023 (1/3 weighting)	EPS* – 50%	$ 1.20	$ 1.80	$ 2.20	$ 2.81	175%
	FCF* – 50%	$3,100	$3,800	$4,500	$ 5,150	
Year 2 – 2024 (1/3 weighting)	EPS* – 50%	$ 3.23	$ 3.69	$ 4.10	$ 4.60	175%
	FCF* – 50%	$4,900	$5,400	$5,900	$6,089	
Year 3 – 2025 (1/3 weighting)	EPS* – 50%	$ 4.68	$ 5.32	$ 5.99	$ 6.37	175%
	FCF* – 50%	$5,870	$6,600	$7,421	$7,571	
2023 – 2025	rTSR +/- 20%	35th (0.8x)	55th (1.0x)	80th (1.2x)	**	N/A**

*   Non-GAAP Financial Measure. For information on how these metrics are calculated, see Explanation of Non-GAAP Financial Measures and Performance Metrics on page 73.

**   Total payout for the 2023 PSUs was capped at 175%. Because financial performance was certified at maximum for all three years, no further increase from the positive rTSR modifier was applied. The rTSR modifier would have been 1.2x (maximum) based on (i) 97th percentile rTSR performance from January 2023 through the launch of GE Aerospace in April 2024, and (ii) 94th percentile rTSR performance from April 2024 through the completion of the performance period.

HOW WE SELECTED TARGETS AND METRICS FOR OUR OUTSTANDING PSUs. The Compensation Committee chose total company adjusted earnings per share and free cash flow as metrics for all years of our currently outstanding PSUs to incentivize and focus management on both profitability and cash generation, which are important financial priorities for GE Aerospace, and these are the same financial measures that management uses to report the company's financial results each quarter and when providing an annual financial outlook for the year (see Explanation of Non-GAAP Financial Measures and Performance Metrics on page 73). These financial metrics help align all leaders who receive the PSUs to a uniform set of performance targets at the total company level, in contrast to the metrics used in our AEIP that include elements of business-level performance for employees aligned to individual businesses. Beginning with the new design for the 2025 PSUs, the incentive provided by these financial metrics in the PSUs is differentiated further from the AEIP because the PSUs measure performance on a cumulative basis over a three-year period. The three-year TSR modifier also measures relative performance over a multiyear period using a metric that is important to investors.

The Compensation Committee establishes targets and performance levels that are designed to be rigorous but realistic and informed by our internal financial performance goals and external guidance. The target, threshold and maximum performance levels for each financial performance measure are set with reference to total company performance goals that our CEO and CFO establish, and this includes accounting for updates to financial goals based on performance over time. For example, the 2025 PSU targets require higher performance levels than the 2024 PSU targets, reflecting the company's strong financial performance in 2024 and updated internal financial performance goals and external guidance at the time of the 2025 annual grants. The company does not disclose the specific adjusted EPS and free cash flow targets for outstanding PSUs due to the proprietary nature and competitive sensitivity of that information, and in alignment with the practice of nearly all companies in our peer group.

Stock Options and Restricted Stock Units

WE USE STOCK OPTIONS AND RSUs TO FOCUS ON LONG-TERM VALUE CREATION. We believe that awards of stock options and RSUs effectively focus our named executives on delivering long-term value to our shareholders. We consider stock options to be performance-based because the stock options have value only to the extent that the price of GE Aerospace stock appreciates after the award has been granted. This directly aligns payout with outcomes for our shareholders. Additionally, stock options vest over a multi-year period, and the executives must remain employed by the company on the date of the award's restriction lapse. This helps reinforce the long-term retention of our executives and incentivizes executives to pursue growth that would result in stock price appreciation over the long-term. RSU awards reward and retain the named executives by offering them the opportunity to receive GE Aerospace stock if they remain employed by the company on the date that an award's restrictions lapse, and provide additional alignment with shareholders.

2025 STOCK OPTIONS AND RSUs. The annual awards of stock options and RSUs granted in 2025 will vest in two equal installments on the second and third anniversary of the grant date.

Our Policy on Dividend Equivalents

Our awards of PSUs and RSUs are entitled to receive dividend equivalents or dividends, as applicable, and these are only paid out on the shares actually received under the terms of such awards. Stock options are not entitled to receive any dividend equivalents or dividends.

Annual Program Compensation for 2025

In its executive compensation program design and decisions, the Compensation Committee primarily considers annual program compensation, which consists of base salary, annual bonus under the AEIP and annual grants of long-term equity awards. In 2025, there were additional elements of compensation that are included for SEC reporting purposes in the Summary Compensation Table, as described below, but that were not part of annual program compensation for the year. The table below presents these for our named executives as of December 31, 2025 to show total annual program compensation for 2025 separately from other elements of compensation for SEC reporting purposes.

NAME	2025 ANNUAL PROGRAM COMP.					OTHER 2025 COMPENSATION		
	SALARY	ANNUAL BONUS	ANNUAL STOCK AWARDS	ANNUAL STOCK OPTIONS	2025 ANNUAL PROGRAM COMP. TOTAL	2025 PORTION OF 2023 PSUs	OTHER SEC COMP.	SEC TOTAL
Culp	$2,000,000	$7,520,000	$10,628,469	$4,575,005	$ 24,723,474	$16,936,456	$3,956,230	$45,616,160
Ghai	$ 955,000	$2,154,000	$ 4,181,615	$1,800,027	$ 9,090,642	$ 2,037,423	$ 142,678	$11,270,743
Stokes	$1,400,000	$2,408,000	$ 3,484,712	$1,500,036	$ 8,792,748	$ 2,823,038	$1,707,456	$13,323,242
Ali	$ 790,890	$1,504,000	$ 2,509,184	$1,079,984	$ 5,884,058	$ 679,299	$ 722,235	$ 7,285,592
Phillips	$ 800,000	$1,504,000	$ 2,439,369	$1,050,009	$ 5,793,378	$ 0	$ 115,640	$ 5,909,018

This disclosure should not be interpreted as the Summary Compensation Table. It is intended to provide additional context and insights beyond the required compensation figures. Refer to the Summary Compensation Table on page 39 for additional information.

2025 ANNUAL PROGRAM COMPENSATION. For details related to Salary, Annual Bonus (Non-Equity Incentive Plan Compensation), Annual Stock Awards (Stock Awards) and Annual Stock Options (Stock Options), see the Summary Compensation Table on page 39.

OTHER 2025 COMPENSATION. The following elements of compensation were not part of annual program compensation in 2025, but they have values that are recognized in 2025 for SEC reporting purposes.

- **2025 PORTION OF 2023 PSUs.** The 2023 PSUs were three-year awards made as part of annual program compensation for 2023, with performance against the financial metrics measured separately for each calendar year during the three-year performance period, with each year weighted equally. Targets for the 2023 PSUs were set early within each of those performance years. While the full number of shares underlying the 2023 PSUs was determined when the Compensation Committee approved the annual grant in 2023, for accounting purposes the grant date for each calendar year portion did not occur until targets were set and therefore the value of the 2023 PSUs is reflected across three proxy reporting years at target: the 2023 portion was reflected in the company's proxy statement filed in 2024, the 2024 portion was reflected in last year's proxy statement, and the 2025 portion is reflected in this year's proxy statement. See the Summary Compensation Table on page 39 for additional information on the 2025 portion of the 2023 PSUs.

- **OTHER SEC COMPENSATION.** This consists of the Change in Pension Value & Deferred Comp. and All Other Comp. values as shown in the Summary Compensation Table on page 39.

Peer Group and Benchmarking

HOW WE USE THE PEER GROUP. The Compensation Committee uses the peer group when reviewing annual program compensation for each named executive. The peer group is used to assess the pay level of our executives, pay mix, compensation program design and pay practices. The peer group is also used as a reference point when assessing competitiveness of the executives' pay, although compensation decisions are also supplemented by input from the company's compensation consultant and are impacted by principles of internal equity, succession planning and other internal GE Aerospace dynamics.

DETERMINING OUR PEER GROUP. In reviewing and determining the compensation benchmarking peer group each year, the Compensation Committee considers the following factors:

- **Industry** – companies operating in similar or comparable industry spaces and with comparable operational scope

- **Size** – companies that are comparable to GE Aerospace in terms of revenues, market capitalization and number of employees

- **Investment Peers** – U.S. public companies whose performance is monitored regularly by the same market analysts who monitor GE Aerospace

2025 PEER COMPANIES

3M	L3Harris
American Airlines	Lockheed Martin
Boeing	Northrop Grumman
Caterpillar	Parker-Hannifin
Delta Airlines	RTX
Emerson Electric	Textron
FedEx	TransDigm
General Dynamics	United Airlines
Honeywell	

There were no changes to our peer group for 2025.

2025 Compensation Actions for Our Named Executives



H. Lawrence Culp, Jr.

Age: 62

Education: Washington College; MBA, Harvard Business School
Tenure: 7 Years

CURRENT AND PRIOR ROLES

Chairman (since April 2024) and CEO (since June 2022), GE Aerospace and former Chairman and CEO, GE (2018-2024); former senior lecturer, Harvard Business School (2015-2018); former Senior Advisor, Bain Capital Private Equity (2017-2018); former CEO & President, Danaher (2001-2014)

2025 Performance Highlights

As Chairman and Chief Executive Officer, Mr. Culp plays a central role in shaping the company's strategy, establishing the framework against which performance is measured and delivering on that performance. Performance highlights during 2025 included:

- **Delivered outstanding 2025 financial performance** in GE Aerospace's first full year as a standalone company, including adjusted revenue* growth of 21%, $1.8 billion of operating profit growth* (+25%), and $1.5 billion of free cash flow* growth (+24%).

- **Drove pervasive operational improvements through FLIGHT DECK**, enabling a 26% increase in CES services revenue, a 25% increase in commercial engine deliveries, and a 30% increase in defense deliveries.

- **Advanced priorities for today, tomorrow, and the future by investing** $1 billion in 2025 to strengthen U.S. manufacturing, while also progressing propulsion technologies of the future through ~$3 billion in R&D**.



CASH COMPENSATION EARNED FOR 2025

ANNUAL EQUITY GRANTED IN 2025

Base Salary
$2.0 million paid in 2025

Annual Bonus
$7.5 million paid for 2025 (equal to 188% funding for total company based on a target at 200% of salary)

Annual Equity Awards
$15.25 million target grant in March 2025

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* Non-GAAP Financial Measure. For information on how these metrics are calculated, see Explanation of Non-GAAP Financial Measures and Performance Metrics on page 73.

** Includes GE Aerospace and customer and partner funded R&D.



Rahul Ghai

Age: 54
Education: Delhi University; MBA, Purdue University
Tenure: 4 Years

CURRENT AND PRIOR ROLES
SVP, Chief Financial Officer (since August 2022); former Chief Financial Officer, Otis Elevators (2019-2021); former Chief Financial Officer, Harris Corporation (2015-2019)

2025 Performance Highlights
As CFO, Mr. Ghai leads the company's global Finance organization and financial activities, including accounting and controllership, financial planning and analysis, tax, investor relations, internal audit and treasury. Performance highlights during 2025 included:

• **Delivered substantial growth** across key financial metrics in 2025, growing adjusted revenue* 21%, operating profit* by 25%, adjusted EPS* by 38%, and free cash flow* by 24%.

• **Executed against the company's capital allocation framework**, returning close to $9 billion to shareholders in 2025 and investing ~$3 billion in R&D** for the year.

• **Significantly streamlined operations within the global Finance organization** by leveraging FLIGHT DECK to eliminate 45,000 hours of non-value add work and reduced the close and reporting cycle by four days.

CASH COMPENSATION EARNED FOR 2025

ANNUAL EQUITY GRANTED IN 2025

Base Salary
$0.95 million paid in 2025

Annual Bonus
$2.2 million paid for 2025 (equal to 188% funding for total company based on a target at 120% of salary)

Annual Equity Awards
$6.0 million target grant in March 2025



Russell Stokes

Age: 54
Education: Cleveland State University
Tenure: 29 Years

CURRENT AND PRIOR ROLES
SVP, former Chief Executive Officer, Commercial Engines & Services (2022-2026) and Strategic Advisor (since February 2026); former President and Chief Executive Officer, GE Aviation Services (2020-2022); Former President and Chief Executive Officer at other former GE businesses (2013-2020)

2025 Performance Highlights
As former CEO of Commercial Engines & Services (CES), Mr. Stokes led an organization that manufactures jet engines for commercial aircraft and provides maintenance, component repair and overhaul services, including sales of replacement parts. Performance highlights during 2025 included:

• **Delivered strong full-year** results for CES with orders up 35%, revenue up 24%, and operating profit up 26%.

• **Grew CES backlog to ~$170 billion**, up nearly $16 billion from the prior year with more than 4,800 orders (units) received in 2025.

• **Improved engine output to deliver for customers,** as CES services revenue increased 26% and commercial engine deliveries increased 25% year-over-year.

CASH COMPENSATION EARNED FOR 2025

ANNUAL EQUITY GRANTED IN 2025

Base Salary
$1.4 million paid in 2025

Annual Bonus
$2.4 million (equal to 172% funding for Commercial Engines & Services based on a target at 100% of salary)

Annual Equity Awards
$5.0 million target grant in March 2025



* Non-GAAP Financial Measure. For information on how these metrics are calculated, see Explanation of Non-GAAP Financial Measures and Performance Metrics on page 73.
** Includes GE Aerospace and customer and partner funded R&D.



Mohamed Ali

Age: 57
Education: Cairo University; MA and Ph.D., Cornell
Tenure: 29 Years

CURRENT AND PRIOR ROLES

SVP, Chief Executive Officer, Commercial Engines & Services (since February 2026); former SVP, Chief Technology & Operations Officer (2025-2026); former SVP, Engineering (2024-2025); former VP, Engineering (2021-2024); former VP, Services Engineering (2019-2021); former Engineering Executive (2010-2019); former engineer at other GE businesses (1997-2010)

2025 Performance Highlights

As Chief Technology & Operations Officer during 2025, Mr. Ali oversaw product safety, quality, global manufacturing, supply chain and commercial engineering for GE Aerospace. Performance highlights during 2025 included:

- **Led the formation of the Technology & Operations** team to drive alignment and successfully enable problem solving across the value chain.

- **Improved partnership with priority suppliers to alleviate supply chain constraints** using FLIGHT DECK, which enabled an increase in material input from priority suppliers by more than 40% year-over-year.

- **Led customer-driven milestones** including deploying ~1,450 LEAP-1A durability kits and initiating dust ingestion tests for the CFM RISE program – the first time this durability test has been conducted in the development phase.

CASH COMPENSATION EARNED FOR 2025   **ANNUAL EQUITY GRANTED IN 2025**



Base Salary
$0.8 million paid in 2025

Annual Bonus
$1.5 million (equal to 188% funding for total company based on a target at 100% of year-end salary)

Annual Equity Awards
$3.6 million target grant in March 2025

2026 Compensation

In connection with Mr. Ali's appointment as Chief Executive Officer, Commercial Engines & Services effective February 1, 2026, Mr. Ali received the following changes to his compensation:

- Annual base salary increased to $950,000
- Target annual bonus increased to 120% of salary
- Target annual equity awards increased to $5,000,000



John Phillips, III

Age: 48
Education: Duke; J.D., Chicago
Tenure: 2 Years

CURRENT AND PRIOR ROLES

SVP, General Counsel & Secretary (since October 2023); former Deputy Counsel to the President and Legal Advisor to the National Security Council (2022-2023); former Vice President, Corporate Secretary, and Assistant General Counsel, Boeing (2021-2022); former Vice President and Assistant General Counsel, Boeing Defense, Space & Security (2016-2020)

2025 Performance Highlights

As General Counsel, Mr. Phillips leads the company's global legal, compliance, corporate secretary and security organizations. Performance highlights during 2025 included:

- **Led management of the company's most significant legal matters**, including resolution of major commercial disputes, counseling on critical customer transactions, and oversight of the legacy portfolio.

- **Advanced the company's compliance and enterprise risk management programs** by strengthening the risk management framework and enhancing risk governance.

- **Advised on key regulatory developments** and managed critical geopolitical issues impacting the company.

CASH COMPENSATION EARNED FOR 2025   **ANNUAL EQUITY GRANTED IN 2025**

Base Salary
$0.8 million paid in 2025

Annual Bonus
$1.5 million (equal to 188% funding for total company based on a target at 100% of salary)

Annual Equity Awards
$3.5 million target grant in March 2025

Summary Compensation

Summary Compensation Table

NAME & PRINCIPAL POSITION	YEAR	SALARY	STOCK AWARDS	STOCK OPTIONS	NON-EQUITY INCENTIVE PLAN COMP.	CHANGE IN PENSION VALUE & DEFERRED COMP.	ALL OTHER COMP.	SEC TOTAL
H. Lawrence Culp, Jr Chairman & CEO	2025	$2,000,000	$27,564,925	$4,575,005	$7,520,000	$3,213,268	$742,962	$45,616,160
	2024	$2,250,000	$78,281,883	$ 0	$6,781,250	$1,325,765	$315,688	$88,954,586
	2023	$2,500,000	$ 4,999,987	$ 0	$5,625,000	$1,002,278	$571,020	$14,698,285
Rahul Ghai SVP, CFO	2025	$ 955,000	$ 6,219,038	$1,800,027	$2,154,000	$ 0	$142,678	$11,270,743
	2024	$ 916,042	$ 5,265,201	$1,427,982	$1,887,000	$ 0	$111,934	$ 9,608,159
	2023	$ 900,000	$ 2,529,166	$ 0	$1,374,332	$ 0	$102,994	$ 4,906,492
Russell Stokes SVP, Former CEO, Commercial Engines & Services	2025	$1,400,000	$ 6,307,750	$1,500,036	$2,408,000	$1,545,493	$161,963	$13,323,242
	2024	$1,400,000	$ 5,971,540	$2,347,391	$2,226,000	$ 3,788	$138,645	$12,087,364
	2023	$1,400,000	$ 1,745,057	$1,499,995	$2,086,000	$1,414,057	$115,832	$ 8,260,941
Mohamed Ali* SVP, CEO, Commercial Engines & Services	2025	$ 790,890	$ 3,188,483	$1,079,984	$1,504,000	$ 661,283	$ 60,952	$ 7,285,592
John Phillips, III* SVP, General Counsel & Secretary	2025	$ 800,000	$ 2,439,369	$1,050,009	$1,504,000	$ 0	$115,640	$ 5,909,018
	2024	$ 800,000	$ 2,433,881	$1,066,821	$1,400,000	$ 0	$ 69,604	$ 5,770,306

* Under applicable SEC rules, we have excluded compensation for Mr. Ali for 2023 and 2024 and compensation for Mr. Phillips for 2023 as they were not named executives during those years.

SALARY. Base salaries for our named executives. Each of the named executives contributed a portion of his salary to the GE Aerospace Retirement Savings Plan (RSP), the company's 401(k) savings plan.

STOCK AWARDS. The amounts reported as "Stock Awards" in the Summary Compensation Table reflect the company's accounting value related to such awards in 2025, as described below, and do not in all cases reflect new grants or the actual value that the named executive will realize. The more detailed stock awards table below shows the components of the total amounts in the Summary Compensation Table.

NAME	REGULAR 2025 ANNUAL STOCK AWARDS	2025 PORTION OF 2023 PSUs
Culp	$10,628,469	$16,936,456
Ghai	$ 4,181,615	$ 2,037,423
Stokes	$ 3,484,712	$ 2,823,038
Ali	$ 2,509,184	$ 679,299
Phillips	$ 2,439,369	$ 0

Regular 2025 Annual Stock Awards. Reflects the grant date fair value of RSUs granted in 2025, and the grant date fair value of PSUs granted in 2025, based on target level performance. At maximum performance, the grant date fair value of the 2025 PSUs would have been as follows: Culp ($11,741,465), Ghai ($4,619,519), Stokes ($3,849,632), Ali ($2,771,829) and Phillips ($2,694,801).

2025 Portion of 2023 PSUs. The 2023 PSUs were three-year awards made as part of annual program compensation for 2023, with performance against the financial metrics measured separately for each calendar year during the three-year performance period, with each year weighted equally. Targets for the 2023 PSUs were set early within each of those performance years. While the full number of shares underlying the 2023 PSUs was determined when the Compensation Committee approved the annual grant in 2023, for accounting purposes the grant date for the 2025 portion of the 2023 PSUs did not occur until 2025 when targets for the 2025 portion were set. As a result, the amount in the above table reflects the accounting value of the 2025 portion of the 2023 PSUs at target level as of March 2025. At maximum performance, the value of the 2025 portion of the 2023 PSUs would

have been as follows: Culp ($24,702,568), Ghai ($2,971,594), Stokes ($4,117,525) and Ali ($990,860).

STOCK OPTIONS. Reflects the grant date fair value of stock options granted in 2025. These amounts reflect the company's accounting value for such awards in 2025, and do not in all cases correspond to the actual value that the named executives will realize. See the 2025 Grants of Plan-Based Awards Table on page 41 for additional information.

NON-EQUITY INCENTIVE PLAN COMP. The amounts reported under "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table reflects amounts earned under the AEIP. See the 2025 Grants of Plan-Based Awards Table on page 41 and Bonuses under the Annual Executive Incentive Plan on page 31 for additional information.

CHANGE IN PENSION VALUE & DEFERRED COMP. Sum of the change in pension value and above-market earnings on nonqualified deferred compensation, which break down as shown in the following table.

NAME	CHANGE IN PENSION VALUE	ABOVE MARKET EARNINGS
Culp	$ 3,213,268	$ 0
Stokes	$ 1,541,384	$4,109
Ali	$ 661,283	$ 0

Year-over-year changes in pension value generally are driven by changes in actuarial pension assumptions as well as increases in age, and any additional service and compensation (as applicable by plan). See Pension Benefits on page 45 for additional information, including the present value assumptions used in this calculation. Above-market earnings represent the difference between market interest rates calculated under SEC rules and the 6% to 14% interest contingently credited by the company on salary that the named executives deferred under various executive deferred salary programs offered between 1991 and 2011. See Deferred Compensation on page 44 for additional information.

ALL OTHER COMP. We provide our named executives with other benefits that we believe are reasonable, competitive and consistent with our overall executive compensation program. The costs of these benefits for 2025, minus any reimbursements by the named executives, are shown in the table below.

NAME	LIFE INSURANCE PREMIUMS	COMPANY CONTRIBUTIONS TO SAVINGS PLANS	COMPANY CREDITS TO RESTORATION PLAN	SECURITY SERVICES	OTHER	TOTAL
Culp	N/A	$24,500	N/A	$715,122	$3,340	$742,962
Ghai	N/A	$24,500	$108,181	$ 9,380	$ 617	$142,678
Stokes	$124,539	$22,750	N/A	$ 9,380	$5,294	$161,963
Ali	$ 33,552	$24,500	N/A	N/A	$2,900	$ 60,952
Phillips	N/A	$24,500	$ 80,321	$ 9,380	$1,439	$115,640

Life Insurance Premiums. Taxable payments to cover premiums for universal life insurance policies the named executives own. These policies include: (1) Executive Life, which provides universal life insurance policies for the indicated named executives totaling up to $3 million in coverage at the time of enrollment and increased 4% annually thereafter; and (2) Leadership Life, which provides universal life insurance policies for the indicated named executives with coverage of two times their annual pay (salary plus most recent bonus). Mr. Stokes is eligible for benefits under both these policies, and Mr. Ali is eligible for benefits under Leadership Life.

Company Contributions to Savings Plans. Represents the company's matching contributions to the named executives' RSP accounts equaling up to 4% of eligible pay, and automatic contributions equaling 3% of eligible pay, up to the caps imposed under IRS rules.

Company Credits to Restoration Plan. Represents the company's accrued credits to the named executives' Restoration Plan accounts equaling 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, that exceed the IRS-prescribed limit.

Security Services. Reflects incremental cost of providing personal security services as needed to address security concerns for our CEO, as well as providing security assessments for certain of our named executives. We believe these security services, which also reflect input from third-party security assessments, are necessary and appropriate given the nature of our business, and ensuring our executives' safety is to the company's benefit.

Other. In addition, the amounts in this column reflect other benefits provided, none of which individually exceeded the greater of $25,000 or 10% of the total amount of personal benefits for the named executive. These other benefits included items such as: (1) car service fees; (2) annual physical examinations; (3) financial and tax planning services; (4) tax preparation services and tax reimbursement resulting from interstate business travel and/or Restoration Plan benefits; (5) professional or academic-related fees and (6) incremental costs associated with personal use, including by guests accompanying the executive, of company-provided aircraft. Our named executives are permitted to use company-provided aircraft for personal use, but, to the extent the named executives engaged in such use during 2025, all such use was reimbursed to the company at rates sufficient to cover the variable costs associated with those flights.

Incentive Compensation

We use a mix of short-term incentive compensation under the AEIP and long-term incentive compensation awards: PSUs, stock options and RSUs. In 2025, we granted annual equity awards in March.

2025 Grants of Plan-Based Awards Table

The following table shows bonuses under the AEIP and equity awards (PSUs, stock options and RSUs) granted or deemed granted under the company's 2022 Long-Term Incentive Plan (2022 LTIP) to our named executives in 2025. For more information on each of the award types, see Long-Term Incentive Compensation on page 33.

NAME	GRANT DATE	APPROVAL DATE	AWARD TYPE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS			ESTIMATED FUTURE PAYOUTS UNDER PSUs			RESTRICTED STOCK UNITS (#)	STOCK OPTIONS (#)	OPTION EXERCISE PRICE ($)	GRANT DATE FAIR VALUE OF AWARDS ($)
				THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)				
Culp			AEIP	0	4,000,000	8,400,000							
	3/3/2025	2/13/2025	Annual Equity								57,540	201.96	4,575,005
	3/3/2025	2/13/2025	Annual Equity							14,872			3,003,549
	3/3/2025	2/13/2025	Annual Equity				3,415	34,145	59,754				7,624,920
	3/14/2025	2/13/2025	2023 PSUs*				7,650	76,504	133,882				16,936,456
Ghai			AEIP	0	1,146,000	2,406,600							
	3/3/2025	2/13/2025	Annual Equity								22,639	201.96	1,800,027
	3/3/2025	2/13/2025	Annual Equity							5,851			1,181,668
	3/3/2025	2/13/2025	Annual Equity				1,343	13,434	23,510				2,999,947
	3/14/2025	2/13/2025	2023 PSUs*				862	8,620	15,085				2,037,423
Stokes			AEIP	0	1,400,000	2,940,000							
	3/3/2025	2/13/2025	Annual Equity								18,866	201.96	1,500,036
	3/3/2025	2/13/2025	Annual Equity							4,876			984,757
	3/3/2025	2/13/2025	Annual Equity				1,120	11,195	19,591				2,499,955
	3/14/2025	2/13/2025	2023 PSUs*				1,275	12,752	22,316				2,823,038
Ali			AEIP	0	800,000	1,680,000							
	3/3/2025	2/13/2025	Annual Equity								13,583	201.96	1,079,984
	3/3/2025	2/13/2025	Annual Equity							3,511			709,082
	3/3/2025	2/13/2025	Annual Equity				806	8,061	14,107				1,800,102
	3/14/2025	2/13/2025	2023 PSUs*				287	2,874	5,030				679,299
Phillips			AEIP	0	800,000	1,680,000							
	3/3/2025	2/13/2025	Annual Equity								13,206	201.96	1,050,009
	3/3/2025	2/13/2025	Annual Equity							3,413			689,289
	3/3/2025	2/13/2025	Annual Equity				784	7,837	13,715				1,750,080

* Reflects the value of the 2025 portion of the 2023 PSUs. See the Summary Compensation Table on page 39 for additional information.

ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS. Amounts shown are the threshold, target and maximum potential payouts under the AEIP for 2025. The payout under the 2025 AEIP can range from zero to 200% based on performance against the financial performance measures, subject to an additional +/- 10 percentage points based on achievement of the safety modifier. The actual 2025 AEIP payouts for our named executives are reported in the Summary Compensation Table in the Non-Equity Incentive Plan Compensation column. For more information on the AEIP, see Bonuses under the Annual Executive Incentive Plan on page 31.

ESTIMATED FUTURE PAYOUTS UNDER PSUs. Amounts shown are the threshold, target and maximum number of PSUs that could be earned under the awards granted in 2025, which includes the 2025 PSUs and the 2025 portion of the 2023 PSUs. The payout of the 2025 PSUs and the 2025 portion of the 2023 PSUs can range from zero for below threshold performance to 175% for maximum level of achievement against both performance measures. For more information on the 2025 PSUs and the 2025 portion of the 2023 PSUs see Performance Stock Units beginning on page 33.

OPTION EXERCISE PRICE. Stock option exercise prices reflect the closing price of the company's stock on the grant date.

GRANT DATE FAIR VALUE OF AWARDS. Generally, the aggregate grant date fair value of an award is the amount that the company expects to expense in its financial statements over the award's vesting schedule.

- For stock option awards, fair value is calculated using the Black-Scholes value of each option on the grant date (resulting in a $79.51 per unit value for the annual 2025 stock option grants).

- For RSU awards, fair value is generally calculated based on the closing stock price on the grant date (resulting in a $201.96 per unit value for the annual 2025 grants).

- For PSU awards, the actual value of units received will depend on the company's performance, as described above. Fair value is calculated by multiplying the per unit value of the award ($223.31 for the 2025 PSUs; and $221.38 (which reflects a one-year holding requirement) for Messrs. Culp and Stokes and $236.36 for Messrs. Ghai and Ali for the 2025 portion of the 2023 PSUs) by the number of units at target. The per unit value is based on the closing price of the company's stock price on the grant date, and for the 2025 PSUs and 2025 portion of the 2023 PSUs, adjusted to reflect a projected impact of the relative TSR modifier using a Monte Carlo simulation.

2025 Outstanding Equity Awards at Fiscal Year-End Table

The following table shows the named executives' stock awards and option grants as of year-end. It includes unexercised options (vested and unvested), and RSUs and PSUs for which vesting conditions were not yet satisfied as of December 31, 2025. The vesting of PSUs is also subject to performance through the applicable performance periods, with vesting as shown on the schedule below.

NAME OF EXECUTIVE	GRANT DATE	AWARD TYPE	NUMBER OUTSTANDING	PORTION EXERCISABLE	EXERCISE PRICE	EXPIRATION DATE	MARKET VALUE[1]
Culp	3/1/2023	PSUs	133,882 [2]				$ 41,239,672
	5/1/2024	PSUs	168,184 [2]				$ 51,805,718
	6/17/2024	PSUs	133,882 [3]				$ 41,239,672
	7/1/2024	PSUs	465,434 [4]				$143,367,635
	3/3/2025	Options	57,540 [5]	0	$201.96	3/3/2035	$ 6,103,268
	3/3/2025	RSUs	14,872 [5]				$ 4,581,022
	3/3/2025	PSUs	3,415 [6]				$ 1,051,922
	3/14/2025	PSUs	133,882 [7]				$ 41,239,672
Ghai	3/1/2023	RSUs	14,386 [8]				$ 4,431,320
	3/1/2023	PSUs	15,085 [2]				$ 4,646,633
	5/1/2024	Options	23,603 [8]	0	$159.70	5/1/2034	$ 3,501,033
	5/1/2024	RSUs	6,134 [8]				$ 1,889,456
	5/1/2024	PSUs	26,686 [2]				$ 8,220,089
	6/17/2024	PSUs	15,085 [3]				$ 4,646,633
	3/3/2025	Options	22,639 [5]	0	$201.96	3/3/2035	$ 2,401,319
	3/3/2025	RSUs	5,851 [5]				$ 1,802,284
	3/3/2025	PSUs	1,343 [6]				$ 413,684
	3/14/2025	PSUs	15,085 [7]				$ 4,646,633
Stokes	9/9/2016	Options	30,363 [9]	30,363	$148.80	9/9/2026	$ 4,834,700
	9/6/2017	Options	40,483 [9]	40,483	$123.16	9/6/2027	$ 7,484,092
	1/29/2018	Options	101,208 [10]	101,208	$ 80.45	1/29/2028	$ 23,032,917
	3/19/2019	Options	57,545 [10]	57,545	$ 52.38	3/19/2029	$ 14,711,379
	3/2/2020	Options	55,664 [10]	55,664	$ 57.62	3/2/2030	$ 13,938,822
	3/1/2021	Options	39,512 [10]	39,512	$ 67.39	3/1/2031	$ 9,508,168
	3/1/2022	Options	53,269 [10]	53,269	$ 59.33	3/1/2032	$ 13,248,000
	3/1/2023	Options	56,771 [8]	28,385	$ 66.19	3/1/2033	$ 13,729,499
	3/1/2023	RSUs	7,673 [8]				$ 2,363,514
	3/1/2023	PSUs	22,313 [2]				$ 6,873,073
	5/1/2024	Options	24,793 [8]	0	$159.70	5/1/2034	$ 3,677,546
	5/1/2024	RSUs	6,443 [8]				$ 1,984,637
	5/1/2024	PSUs	28,030 [2]				$ 8,634,081
	6/17/2024	PSUs	22,316 [3]				$ 6,873,997
	3/3/2025	Options	18,866 [5]	0	$201.96	3/3/2035	$ 2,001,117
	3/3/2025	RSUs	4,876 [5]				$ 1,501,954
	3/3/2025	PSUs	1,120 [6]				$ 344,994
	3/14/2025	PSUs	22,316 [7]				$ 6,873,997
Ali	11/17/2017	Options	3,035 [9]	3,035	$ 90.01	11/17/2027	$ 661,691
	3/19/2018	Options	5,061 [10]	5,061	$ 69.55	3/19/2028	$ 1,206,947
	3/19/2019	Options	5,753 [10]	5,753	$ 52.38	3/19/2029	$ 1,470,754
	3/2/2020	Options	6,360 [10]	6,360	$ 57.62	3/2/2030	$ 1,592,608
	3/1/2023	RSUs	4,796 [8]				$ 1,477,312
	3/1/2023	PSUs	5,030 [2]				$ 1,549,391
	5/1/2024	Options	9,144 [8]	0	$159.70	5/1/2034	$ 1,356,330
	5/1/2024	RSUs	2,577 [8]				$ 793,793
	5/1/2024	PSUs	11,212 [2]				$ 3,453,632
	6/17/2024	PSUs	5,030 [3]				$ 1,549,391
	3/3/2025	Options	13,583 [5]	0	$201.96	3/3/2035	$ 1,440,749
	3/3/2025	RSUs	3,511 [5]				$ 1,081,493
	3/3/2025	PSUs	806 [6]				$ 248,272
	3/14/2025	PSUs	5,030 [7]				$ 1,549,391
Phillips	12/1/2023	Options	12,599 [8]	6,299	$ 96.36	12/1/2033	$ 2,666,830
	12/1/2023	RSUs	2,722 [8]				$ 838,458
	5/1/2024	Options	17,355 [8]	0	$159.70	5/1/2034	$ 2,574,267
	5/1/2024	RSUs	4,510 [8]				$ 1,389,215
	5/1/2024	PSUs	19,621 [2]				$ 6,043,857
	3/3/2025	Options	13,206 [5]	0	$201.96	3/3/2035	$ 1,400,760

3/3/2025	RSUs	3,413 [5]		$	1,051,306
3/3/2025	PSUs	784 [6]		$	241,496

[1] The market value of GE Aerospace awards of RSUs and PSUs is calculated by multiplying the closing price of GE Aerospace stock as of December 31, 2025 ($308.03) by the number of shares underlying each award. The 2023 PSUs are shown at actual performance. For the 2024 PSUs and CEO Incentive Grant, this value assumes satisfaction of the maximum-level payout and for the 2025 PSUs, this value assume satisfaction of threshold-level payout based on year-end performance. For options, the market value is calculated by multiplying the number of shares underlying each award by the spread between the award's exercise price and the closing price of GE Aerospace stock as of December 31, 2025.

[2] Scheduled to vest 100% on the third anniversary of the grant date. For Mr. Culp, who became retirement eligible in October 2023, the service condition was satisfied prior to December 31, 2025 in accordance with the standard retirement eligibility provisions of the applicable grant agreements.

[3] Represents the 2024 portion of the 2023 PSUs. Scheduled to vest 100% on the third anniversary of the original grant date, March 1, 2023. For Mr. Culp, who became retirement eligible in October 2023, the service condition was satisfied prior to December 31, 2025 in accordance with the standard retirement eligibility provisions of the applicable grant agreements.

[4] Scheduled to vest 100% by 2028, or such earlier date, in accordance with the terms of the grant agreement. See Employment Agreement with Mr. Culp on page 47 for additional details regarding events that determine the timing of vesting for the CEO Incentive Grant.

[5] Scheduled to vest 50% on each of the second and third anniversary of the grant date. For Mr. Culp, who became retirement eligible in October 2023, the award will vest in accordance with the standard retirement eligibility provisions of the applicable grant agreements.

[6] Scheduled to vest 100% on the third anniversary of the grant date. For Mr. Culp, who became retirement eligible in October 2023, the service condition will be satisfied in accordance with the standard retirement eligibility provisions of the applicable grant agreements.

[7] Represents the 2025 portion of the 2023 PSUs. Scheduled to vest 100% on the third anniversary of the original grant date, March 1, 2023. For Mr. Culp, who became retirement eligible in October 2023, the service condition was satisfied prior to December 31, 2025 in accordance with the standard retirement eligibility provisions of the applicable grant agreements.

[8] Scheduled to vest 50% on each of the second and third anniversary of the grant date. For Mr. Stokes, options and RSUs granted in May 2024 will vest upon his departure from the company in July 2026. See Mr. Stokes's Retirement on page 48.

[9] Vested 100% as of the fifth anniversary of the grant date.

[10] Vested 100% as of the third anniversary of the grant date.

Option Exercises and Stock Vested Table

The following table shows the number of GE Aerospace shares the named executives acquired and the values they realized upon the exercise of options and vesting of stock awards during 2025. During the year, Messrs. Stokes and Ali exercised stock options and Messrs. Ghai, Stokes, Ali and Phillips had RSUs that vested. Values are shown before payment of any applicable withholding taxes or brokerage commissions. Named executives cannot sell net shares received as the result of the vesting of RSUs or PSUs or exercise of stock options until they have satisfied their stock ownership requirement. See Stock Ownership and Equity Grant Policies on page 51. Certain PSUs, RSUs and options granted are also subject to a one-year holding requirement following settlement.

	OPTION AWARDS*		STOCK AWARDS*	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE	NUMBER OF SHARES ACQUIRED ON VESTING	VALUE REALIZED ON VESTING
Culp	0	$ 0	0	$ 0
Ghai	0	$ 0	66,873	$17,422,105
Stokes	11,841	$922,193	13,775	$ 2,851,150
Ali	3,540	$342,288	9,815	$ 2,031,509
Phillips	0	$ 0	2,722	$ 785,161

* Subject to stock ownership requirement for named executives; dollar amount represents pre-tax value realized.

Equity Compensation Plan Information

The following table provides information regarding outstanding equity awards and shares available for future issuance under all of GE Aerospace's equity plans as of December 31, 2025. The number of shares available for future issuance decreased compared to the prior year, primarily as a result of granting equity to our employees.

REDUCTION OF SHARE RESERVE. As of December 31, 2025, we had 79.5 million shares available for issuance under our 2022 Long-Term Equity Plan (2022 LTIP). As described in Proposals 3 and 4, we are reducing the number of shares reserved under the 2022 LTIP to better align with our expected equity compensation needs in the near future, and we are also asking shareholders to approve a new GE Aerospace Global Stock Purchase Plan (ESPP). If both proposals are approved, the total aggregate number of shares available for issuance under our equity incentive plans will be 65 million shares. See pages 56 and 60.

(IN THOUSANDS EXCEPT PER SHARE $ AMOUNTS, AS OF 12/31/2025)	SHARES TO BE ISSUED UPON EXERCISE OR SETTLEMENT	WEIGHTED AVERAGE EXERCISE PRICE	SHARES AVAILABLE FOR FUTURE ISSUANCE
Plans approved by shareholders (2007 LTIP and 2022 LTIP)			
Options	7,264	$ 92.22	[a]
RSUs	2,391	N/A	[a]
PSUs	1,482	N/A	[a]
Total	11,137	$ 92.22	79,490

[a] Total shares available for future issuance under the 2022 LTIP amounted to 79.5 million shares as of December 31, 2025. Following approval of the 2022 LTIP, no shares remained available for future issuance under the 2007 LTIP. If Proposals 3 and 4 are approved by shareholders, shares available for issuance will be reduced from 79.5 million to 50 million under the Amended LTIP (as defined below) plus 15 million under the ESPP, for a total of 65 million shares.

Deferred Compensation

We offer certain deferred compensation programs and arrangements for executives.

Bonus Deferrals

ELIGIBILITY AND DEFERRAL OPTIONS. For 2022 and prior performance years, U.S. employees in our executive band and above, including the named executives, could elect to defer all or a portion of their annual bonus payment and be credited with earnings (or losses) on those deferrals under the options shown below. The company makes all decisions regarding the earnings options that are offered and the measures for calculating earnings under those options. Among our named executives, only Messrs. Culp, Stokes and Ali participated in our bonus deferral programs.

TIME AND FORM OF PAYMENT. Participants can elect to receive their deferred amounts upon separation from service either in a lump sum or in 10 to 20 annual installments. Participants may not withdraw any deferred amounts prior to separating from service.

EARNINGS OPTION	TYPE OF EARNINGS	ACCOUNT BALANCE FOR EARNINGS CALCULATION	EARNINGS AMOUNT*	WHEN EARNINGS CREDITED
GE Aerospace Stock Units (based on GE Aerospace stock value) **S&P 500 Index Units** (based on S&P 500)	Dividend-equivalent income	Units in account on NYSE ex-dividend date	Quarterly dividend declared for GE Aerospace stock or the S&P 500, as applicable	Quarterly
Deferred Cash Units (cash units)	Interest income	Daily outstanding account balance	Prior calendar months average yield for U.S. Treasury Notes and Bonds issued with maturities of 10 years and 20 years	Monthly

* None of the bonus deferral options provide for above-market interest as defined by the SEC.

Salary Deferrals

ELIGIBILITY. In prior years, we periodically offered eligible employees in our executive band and above the opportunity to defer their salary payments (the last such plan was offered in 2010 for 2011 salary). Individuals who were named executives at the time a deferred salary program was offered were not eligible to participate. Among our named executives, only Mr. Stokes has participated in our salary deferral programs.

INTEREST INCOME. These programs provide accrued interest on deferred amounts (including an above-market interest rate as defined by the SEC) ranging from 6% to 14% compounded annually.

TIME AND FORM OF PAYMENT. Our deferred salary programs have required participants to elect to receive deferred amounts either in a lump sum or in 10 to 20 annual installments. Participants may not withdraw any deferred amount prior to separating from service.

GE Aerospace Restoration Plan

ELIGIBILITY. U.S. employees who become U.S. executives on or after January 1, 2021, accrue benefits under the GE Aerospace Restoration Plan (the Restoration Plan), instead of any benefits under the GE Aerospace Supplementary Pension Plan (including the Executive Retirement Benefit). See Pension Benefits on page 45 for information regarding the GE Aerospace Supplementary Pension Plan. As of December 31, 2025, Messrs. Ghai and Phillips accrued benefits under the Restoration Plan.

BENEFIT FORMULA. Restoration Plan participants are credited with 7% of their annual earnings, which include base salary and up to one-half of eligible bonus payments, which exceed the IRS-prescribed limit applicable to tax-qualified plans ($350,000 for 2025).

EARNINGS OPTIONS AND VESTING. The annual credits are notionally invested as elected by the participant in earnings options that generally mirror the investment options available under the broad-based tax qualified RSP. Participants may change their election up to 12 times per quarter. The company makes all decisions regarding the earnings options that are offered and the measures for calculating earnings under those options. Earnings are currently credited daily. Participants generally vest in their Restoration Plan accounts after three years of service.

TIME AND FORM OF PAYMENT. Vested amounts under the Restoration Plan are paid in a lump sum, generally in July of the year following the year of a participant's separation from service.

Nonqualified Deferred Compensation Table

The table below shows amounts credited to the named executives' accounts under nonqualified deferred compensation plans and plan balances as of December 31, 2025. No withdrawals or distributions from these plans were made in 2025.

NAME	EXECUTIVE CONTRIBUTIONS IN 2025	COMPANY CREDITS IN 2025	AGGREGATE EARNINGS IN LAST FISCAL YEAR			AGGREGATE BALANCE AT LAST FISCAL YEAR-END		
			DEFERRED BONUS PROGRAM	DEFERRED SALARY PROGRAM	RESTORATION PLAN	DEFERRED BONUS PROGRAM	DEFERRED SALARY PROGRAM	RESTORATION PLAN
Culp	$0	N/A	$478,404	N/A	N/A	$3,159,842	N/A	N/A
Ghai	$0	$108,181	N/A	N/A	$28,833	N/A	N/A	$313,951
Stokes	$0	N/A	$184	$10,487	N/A	$4,227	$133,859	N/A
Ali	$0	N/A	$181,799	N/A	N/A	$1,200,777	N/A	N/A
Phillips	$0	$80,321	N/A	N/A	$6,451	N/A	N/A	$127,126

EXECUTIVE CONTRIBUTIONS IN 2025. Amounts represent compensation deferred during 2025.

COMPANY CREDITS IN 2025. Amounts represent accrued company credits in the Restoration Plan in 2025.

AGGREGATE EARNINGS IN 2025. Reflects earnings on each type of deferred compensation listed in this section that were credited to the named executives' deferred compensation account during 2025. The earnings may be positive or negative, depending on the named executive's investment choice, and are calculated based on the account balance attributable to each earnings option as of December 31, 2025; minus that amount as of December 31, 2024; minus any contributions during the year. See Summary Compensation Table beginning on page 39 for the above-market portion of these earnings in 2025.

AGGREGATE BALANCE AT DECEMBER 31, 2025. The fiscal year-end balance reported in the table above includes the following amounts that were previously reporting in the Summary Compensation Table: $1.4 million for deferred bonus for Mr. Culp, $164,653 for the GE Aerospace Restoration Plan for Mr. Ghai, $18,070 for deferred salary for Mr. Stokes and $40,354 for the GE Aerospace Restoration Plan for Mr. Phillips. No amounts for Mr. Ali were previously reported in the Summary Compensation Table.

Pension Benefits

The company provides retirement benefits to certain named executives based in the United States under the same GE Aerospace Pension Plan (the Pension Plan) and GE Aerospace Supplementary Pension Plan (the Supplementary Pension Plan) in which other eligible U.S. employees participate. The Pension Plan is a funded, tax-qualified plan. The Supplementary Pension Plan is an unfunded, unsecured obligation of the company and is not qualified for tax purposes.

GE Aerospace Pension Plan

The Pension Plan is a funded, broad-based tax-qualified retirement program for U.S.-based employees that is closed to new participants. Among our named executives, only Messrs. Stokes and Ali are eligible for benefits under this plan, which are fully vested. Effective January 1, 2021, participants with salaried benefits (including Messrs. Stokes and Ali) stopped accruing benefits (and making contributions) under this plan. For Messrs. Stokes and Ali, the plan benefits are based primarily on a formula that provided an annual benefit accrual equal to 1.45% of earnings (generally base salary and up to one-half of bonus payments) for the applicable year up to a covered compensation amount and 1.9% of earnings in excess of covered compensation, subject to tax code limitations and plan terms. The accumulated benefit is payable after retirement on a monthly basis for life with a guaranteed minimum benefit of five years. The plan also provides for Social Security supplements and spousal joint and survivor annuity options. The normal retirement age as defined in this plan is 65; however, employees who began working at GE prior to 2005, including Messrs. Stokes and Ali, may retire at age 60 (or earlier than age 60 in some instances, depending on the terms of their departure, including their age and service) without any reduction in benefits.

GE Aerospace Supplementary Pension Plan

The Supplementary Pension Plan is an unfunded and non-tax-qualified retirement program for eligible executives that is closed to new participants and provides the benefits described below. Messrs. Ghai and Phillips are not eligible to participate in this plan.

Supplementary Pension Benefit. The Supplementary Pension benefit is an annuity benefit above amounts available under the Pension Plan for eligible executives (including Messrs. Stokes and Ali). Effective January 1, 2021, participants stopped accruing this benefit and began accruing the Executive Retirement Benefit described below for their future credited service. Employees generally must remain continuously employed until age 60 in order to vest in a Supplementary Pension benefit. The annual Supplementary Pension benefit, when combined with certain amounts payable under other pension programs and Social Security, will equal 1.75% of earnings credited for retirement benefits multiplied by the number of years of credited service (through 2020), up to a maximum of 60% of such earnings credited for retirement benefits. The earnings credited for retirement benefits are the named executive's average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to December 31, 2020. The Supplementary Pension benefit would be provided after retirement as monthly payments for life (with a guaranteed minimum benefit of five years). The plan also provides for spousal joint and survivor annuity options. The normal retirement age under the plan is 65; however, executives eligible for this benefit who began working at the company prior to 2005 may retire at age 60 without any reduction in benefits. Under the terms of Mr. Stokes's retirement agreement and the company's programs, his Supplementary Pension benefit will commence at the time of his departure, subject to the 6-month delay mandated by Section 409A of the Internal Revenue Code.

Executive Retirement Benefit. The Executive Retirement Benefit equals, for each year of credited service, a percentage (generally 18% for a named executive, but ranging from 10% to 18% depending on a participant's role) of average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement. Messrs. Culp, Stokes and Ali are eligible to receive the Executive Retirement Benefit after retirement as 10 equal annual installment payments. Messrs. Stokes and Ali began accruing an Executive Retirement Benefit beginning January 1, 2021, when they stopped accruing additional Supplementary Pension benefits. Executives eligible for this benefit may retire and commence benefits at age 60 but are subject to a reduction in benefits of up to 25% for retirement prior to age 65. Under the terms of Mr. Stokes's retirement agreement and the company's programs, his Executive Retirement Benefit will commence at age 60.

Pension Benefits Table

The table below shows the present value of the accumulated benefit as of December 31, 2025, for the named executives under each plan, as calculated based upon the assumptions described below. Although SEC rules require us to show this present value, the named executives are not entitled to receive these amounts in a lump sum.

		PRESENT VALUE OF ACCUMULATED BENEFIT			
NAME	NUMBER OF YEARS CREDITED SERVICE	PENSION PLAN	SUPPLEMENTARY PENSION	EXECUTIVE RETIREMENT BENEFIT	PAYMENT DURING LAST FISCAL YEAR
Culp	7	N/A	N/A	$8,155,766	$ 0
Ghai	N/A	N/A	N/A	N/A	N/A
Stokes*	24	$1,007,175	$9,838,876	$1,491,698	$ 0
Ali*	24	$1,086,609	$2,158,559	$ 831,944	$ 0
Phillips	N/A	N/A	N/A	N/A	N/A

* Messrs. Stokes's and Ali's credited service is limited to 24 years under the Pension Plan and the Supplementary Pension benefit, as no further accruals of those benefits are permitted effective January 1, 2021. For purposes of the Executive Retirement Benefit, Messrs. Stokes's and Ali's credited service is limited to their service on or after January 1, 2021 (five years as of December 31, 2025).

NUMBER OF YEARS OF CREDITED SERVICE. No further accruals of benefits under the Pension Plan and the Supplementary Pension benefit are permitted for service after 2020. For purposes of the Executive Retirement Benefit, Messrs. Stokes's and Ali's credited service is limited to service after 2020 (when the Supplementary Pension benefit accrual ceased).

PRESENT VALUE OF ACCUMULATED BENEFIT. The accumulated benefit is based on years of service and earnings (base salary and bonus) considered by the plans for the period through December 31, 2025. If applicable, it also includes the value of contributions made by the named executives throughout their careers. For purposes of calculating the present value, we assume that the named executives will remain in service until the age at which they may retire without any reduction in benefits. Because such calculations are for the period through December 31, 2025, they do not take into account Mr. Stokes's anticipated retirement in July 2026. We also assume that benefits are payable under the available forms of annuity consistent with the assumptions described in the Postretirement Benefit Plans notes in GE Aerospace's financial statements in our Annual Report on Form 10-K for 2025, including the statutory discount rate assumption of 5.39% for the Pension Plan and 5.34% for the Supplementary Pension Plan. The postretirement mortality assumption used for present value calculations for U.S. beneficiaries is the Pri-2012 Healthy Retiree mortality table projected to 2016, adjusted for the company's experience and factoring in projected generational improvements.

Potential Termination Payments

In this section, we describe and quantify certain compensation that would have been payable under existing compensation plans and arrangements had a named executive's employment terminated on December 31, 2025. For this calculation, we have used each named executive's compensation and service levels as of the applicable date (and, where applicable, the company's closing stock price on that date). Since many factors (e.g., the time of year when the event occurs, the company's stock price and the named executive's age) could affect the nature and amount of benefits a named executive could potentially receive, any amounts paid or distributed upon a current named executive's actual termination of employment may be different from those shown below. The amounts described below are in addition to benefits generally available to salaried employees, such as distributions under the RSP.

U.S. EXECUTIVE SEVERANCE PLAN. In order to standardize the severance payments available to U.S. executives who are not otherwise subject to an employment agreement providing a different amount, we adopted the GE Aerospace U.S. Executive Severance Plan (the U.S. Severance Plan) effective January 1, 2021. Eligible executives who experience an employer-initiated termination of employment that is not for cause, and who are not offered a suitable position, receive between 6 to 18 months of base salary (based on their career band), which is paid in a lump sum. The base salary amount is reduced by the estimated amount, if any, of the Executive Retirement Benefit and/or Supplementary Pension payable to the executive for the corresponding number of months. Outplacement services are also provided for the same period. To receive a benefit under the plan, the executive must enter into a separation agreement and release in a form acceptable to the company, which may also include cooperation, confidential information, non-disparagement, non-competition, non-solicitation and other covenants. With respect to our current named executives, Messrs. Ghai, Stokes, Ali and Phillips are eligible to participate under the plan at the 18-month level. Assuming a termination date of December 31, 2025, the amount each eligible named executive would have been entitled to receive under the U.S. Executive Severance Plan is: Ghai ($1,432,500), Stokes ($2,100,000), Ali ($1,200,000) and Phillips ($1,200,000).

Under the plan, the following terms have the meanings set forth below:

- Cause generally means: (i) breach of any confidentiality, non-solicitation, non-competition or other material provision of an agreement with the company, (ii) conduct that has the potential to cause material harm to the company, (iii) an act of dishonesty, fraud, embezzlement or theft, (iv) conviction of, or plea of guilty or no contest to, a felony or crime involving moral turpitude, or (v) failure to comply with the company's policies and procedures.

- Suitable position generally means a position providing at least 80% of the executive's base salary and annual incentive award opportunity. If the position is with the company, rather than a successor employer in a business disposition or other third-party in an outsourcing arrangement, the position must also be within 50 miles of the executive's job location and in the same career band.

EMPLOYMENT AGREEMENT WITH MR. CULP. In July 2024, we entered into a new employment agreement with Mr. Culp to extend the term of his employment to December 31, 2027, or such later date as mutually agreed by the parties up to and through December 31, 2028. His new employment agreement provides for an annual base salary of $2.0 million effective July 1, 2024, an annual bonus target opportunity of 200% of his salary effective July 1, 2024, and, starting in 2025, annual long-term equity

incentive awards with a grant date fair value of $15.25 million. Pursuant to the new employment agreement, in July 2024, he received a grant of PSUs with a target of 310,289 shares (the CEO Incentive Grant). This award will be eligible to be earned in an amount between 0 and 150% of target, depending on performance, based on the compound annual growth rate for adjusted earnings per share, over four fiscal years ending with, and subject to satisfaction of service conditions through, December 31, 2027. Under his employment agreement, Mr. Culp receives other benefits given to senior executives of the company. Mr. Culp is also subject to a non-compete agreement, which terminates 12 months after termination of his employment. He is also subject to a non-solicitation clause covering the same period as his non-compete agreement.

The terms of his employment agreement permit Mr. Culp, by mutual agreement with the Board, to transition to the role of Executive Chairman for the last six months of 2027, and also to extend his services through 2028. If Mr. Culp's employment terminates before the end of the contract term for any reason other than an involuntary termination without cause or a resignation for good reason, he would be entitled to the balance of his prior year's annual bonus (to the extent earned, but not paid). Assuming a termination date of December 31, 2025, Mr. Culp would not have been entitled to any amount with respect to these benefits. Additionally, if Mr. Culp is terminated without cause or resigns for good reason, he would be entitled to cash severance equal to two times the sum of his annual salary plus target bonus, payable in bi-weekly installments over a two-year period, subject to any delay required by tax regulations. Assuming a termination date of December 31, 2025, Mr. Culp would have been entitled to severance payments totaling $12,000,000. This severance would be subject to his providing a release to the company and his ongoing compliance with perpetual confidentiality and non-disparagement provisions and the non-compete and non-solicitation provisions under his employment agreement.

Under the award agreement for the CEO Incentive Grant, Mr. Culp would forfeit his award if he voluntarily separated from the company without good reason prior to December 31, 2027. Mr. Culp is entitled to vesting as a result of termination of employment earlier than the end of the performance period ending December 31, 2027 in the circumstances described below. The Board and Compensation Committee carefully considered these termination provisions in connection with the new employment agreement with Mr. Culp, and these provisions are intended to provide flexibility to the Board in CEO succession planning and allow for a smooth transition of leadership, as needed.

- Death or Disability or Termination Without Cause or Resignation for Good Reason: the greater of (i) the amount determined based on actual performance for the performance period or (ii) the target amount, and in either event, if such termination occurs before December 31, 2026, prorated based on length of service during the period from July 1, 2024 through December 31, 2027.

- Change in Control Termination (Termination Without Cause or Resignation for Good Reason In Connection With, or Within 12 Months Following, a Change in Control): the greater of (i) the amount determined based on actual performance for the performance period ending on the date of the change in control or (ii) the target amount.

  See Equity Awards on page 49 regarding the value of the equity treatment.

For purposes of Mr. Culp's employment agreement and the CEO Incentive Grant, the following terms have the meanings set forth below:

- Cause generally means (i) the willful and continued failure of Mr. Culp to substantially perform his assigned duties for more than 30 days after the company notifies Mr. Culp of such failure, (ii) willfully engaging in conduct that is materially injurious to the company, including violating company policies, or (iii) the commission of a felony or crime involving dishonesty related to the company.

- Change in control has the meaning given in the 2022 LTIP, which generally means (i) the acquisition of more than 50% of the company's stock or voting power by any person, or (ii) the reorganization, merger, consolidation, sale or disposition of all or substantially all of the assets of the company, unless more than 50% of the surviving entity is controlled by the shareholders immediately prior to such event, in substantially the same proportions as their ownership immediately prior to the event.

- Good reason generally means, without his consent or as otherwise provided in the employment agreement, (i) a reduction in Mr. Culp's compensation rights, (ii) failure to renominate Mr. Culp to the Board or removing him from the position of CEO, (iii) materially reducing Mr. Culp's duties and responsibilities, (iv) assigning Mr. Culp duties that are materially inconsistent with his position or duties that materially impair his ability to function as CEO, (v) relocation of his principal office, except as provided in the employment agreement, or (vi) a material breach of Mr. Culp's employment agreement by the company.

OFFER LETTER AGREEMENT WITH MR. GHAI. We entered into an offer letter agreement with Mr. Ghai in connection with his promotion to GE Senior Vice President and Chief Financial Officer effective in September 2023. Mr. Ghai is subject to a 12-month non-compete and non-solicitation covenant. Under the offer letter, in the event Mr. Ghai's employment is terminated by the company other than for cause, by Mr. Ghai for good reason, as a result of his death or disability, or in connection with a change in control of the company that does not result in Mr. Ghai receiving a comparable offer of employment with the purchaser, Mr. Ghai is eligible for the following benefits: (i) vesting of all equity awards that he has held for at least one year if such termination occurs on or before December 31, 2026, (ii) the lump sum cash payment provided under the U.S. Executive Severance Plan (as described and quantified above), and (iii) a pro-rata AEIP payment for the year of termination if such termination occurs after March 31 of such year. See Equity Awards on page 49 regarding the value of the equity treatment.

Under Mr. Ghai's offer letter, the following terms have the meanings set forth below:

- Cause generally means Mr. Ghai's (i) willful failure to perform his duties (other than any such failure resulting from incapacity due to disability) or comply with any valid and legal directive of the company or the Board that is consistent with his position, (ii) engagement in dishonesty, illegal conduct, or misconduct, which, in each case, materially harms or is reasonably likely to materially harm the company, (iii) conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, (iv) willful or grossly negligent unauthorized disclosure of confidential information, (v) material breach of any material obligation under the offer letter or other agreement with the company which materially harms or is reasonably likely to materially harm the company, or (vi) willful material failure to comply with company policies.

- Change in control generally occurs when (i) a person or entity acquired ownership of GE stock or of the GE Aerospace business that, together with prior holdings, constitutes at least 50% of the total fair market value or total voting power of the outstanding shares of GE or the GE Aerospace business or (ii)

there is a sale of substantially all of the assets of GE or of the GE Aerospace business.

- Good reason generally means any of the following without Mr. Ghai's written consent (i) a reduction in his target compensation or failure to pay compensation when due, (ii) any material breach by the company of the offer letter or any other agreement with Mr. Ghai, or (iii) a material, adverse change in his title, authority, duties, responsibilities or reporting relationships (other than temporarily while he is incapacitated or as required by applicable law).

OFFER LETTER AGREEMENT WITH MR. PHILLIPS. We entered into an offer letter agreement on August 2023 with Mr. Phillips in connection with his appointment as Senior Vice President and General Counsel of GE Aerospace. He is subject to 12-month non-compete and non-solicitation covenants. Under the offer letter, in the event Mr. Phillips' employment is terminated by the company other than for cause, by Mr. Phillips for good reason, as a result of his death or disability, or in connection with a change in control of the company that does not result in Mr. Phillips receiving a comparable offer of employment with the purchaser, Mr. Phillips is eligible for the following benefits: (i) vesting of his sign-on equity grant, (ii) vesting of his annual equity awards granted in 2024 and 2025, (iii) the lump sum cash payment provided under the U.S. Executive Severance Plan (as described and quantified above), and (iv) a pro-rata AEIP payment for the year of termination if such termination occurs after March 31 of such year. See Equity Awards on page 49 regarding the value of the equity treatment. For purposes of the severance provisions under the offer letter with Mr. Phillips, the terms for cause and good reason generally have the same meanings as set forth above for Mr. Ghai's offer letter.

MR. STOKES'S RETIREMENT. In connection with his anticipated retirement on July 31, 2026, we entered into a separation agreement and release with Mr. Stokes, pursuant to which he will receive his regular base salary and continue to vest in his outstanding equity grants until his retirement date. Following his retirement, Mr. Stokes will receive (i) a pro-rated AEIP payment for 2026, (ii) subsidized COBRA coverage for six months, (iii) continued subsidized executive life insurance policy coverage for 12 months, (iv) accelerated vesting of his 2024 annual equity grants (restricted stock units and stock options) that were otherwise scheduled to vest in May 2027, with his remaining unvested equity awards forfeited, (v) up to 18 months outplacement services, (vi) reimbursement for legal planning expenses, (vii) relocation benefits if Mr. Stokes chooses to relocate within 12 months following his retirement, and (viii) his benefits under the GE Aerospace Pension, Supplementary Pension and Executive Retirement Benefit as described in Pension Benefits beginning on page 45. Under the agreement, Mr. Stokes also provided a release of claims to the company and agreed to non-disparagement, cooperation, confidential information, non-competition and non-solicitation covenants.

SHAREHOLDER APPROVAL OF SEVERANCE BENEFITS.
Under our current policy, the company will not enter into any new employment agreement or severance agreement with any of the company's officers subject to Section 16 of the Exchange Act or establish any new severance plan or policy covering any executive officer that provides for cash severance benefits exceeding 2.99 times the sum of the executive officer's base salary plus target annual bonus opportunity, without seeking shareholder ratification of such agreement, plan, or policy. Under this policy, "cash severance benefits" include cash payments in connection with the termination of the executive officer's employment. Certain payments are excluded from this policy, including the payment of equity-based awards, settlements of claims asserted against the company by an executive officer, payments for services provided following termination, and distributions made from the company's benefit programs. Refer to our Governance Principles (see Helpful Resources on page 88) for the full policy.

Equity Awards

The following table shows the intrinsic value of the company's equity awards that would have vested or become exercisable if each of our current named executives had died, become disabled, retired or separated from the company as of December 31, 2025 (and thus do not take into account Mr. Stokes's anticipated retirement). Intrinsic value is based upon the company's stock price on that date (minus the exercise price in the case of stock options). Amounts shown assume the achievement of all applicable performance objectives at target level, except where actual achievements levels have been determined. Our named executives generally are not entitled to benefits if they leave voluntarily (without good reason) or are terminated for cause (other than benefits already accrued) unless they satisfy the conditions for retirement eligibility. None of our named executives' equity awards would have vested or become exercisable upon a single-trigger change in control.

POTENTIAL TERMINATION PAYMENTS TABLE (EQUITY BENEFITS)

NAME	UPON DEATH		UPON DISABILITY		UPON RETIREMENT		UPON INVOLUNTARY TERMINATION*	
	STOCK OPTIONS	RSUs/PSUs	STOCK OPTIONS	RSUs/PSUs	STOCK OPTIONS	RSUs/PSUs	STOCK OPTIONS	RSUs/PSUs
Culp	$ 6,103,268	$227,209,087	$ 6,103,268	$ 227,209,087	$ 0	$171,084,173	$ 0	$ 41,026,208
Ghai	$ 5,902,352	$ 33,716,473	$ 5,902,352	$ 33,716,473	N/A	N/A	$3,501,033	$ 27,776,114
Stokes	$12,543,533	$ 37,813,514	$12,543,533	$ 37,813,514	N/A	N/A	$ 0	$ 0
Ali	$ 2,797,078	$ 13,641,478	$ 2,797,078	$ 13,641,478	N/A	N/A	$ 0	$ 0
Phillips	$ 5,308,549	$ 11,218,822	$ 5,308,549	$ 11,218,822	N/A	N/A	$5,308,549	$ 11,218,822

* Addresses involuntary termination without cause or resignation for good reason, as defined under the applicable arrangement. Benefits are not otherwise payable under the equity awards in the event of voluntary separation (other than upon retirement if applicable).

DEATH/DISABILITY. Unvested options, RSUs and PSUs would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and PSUs would remain subject to the achievement of the performance objectives. For these purposes, disability generally means the executive being unable to perform his or her job. See Potential Termination Payments beginning on page 47 for a description of treatment of Mr. Culp's CEO Incentive Grant upon death or disability.

RETIREMENT. Unvested options, RSUs and PSUs (other than Mr. Culp's CEO Incentive Grant) held for at least one year would generally vest, depending on the award terms. Vested options would generally remain exercisable until their expiration date, and such PSUs would remain subject to the achievement of the performance objectives. For these purposes, retirement generally means reaching the applicable retirement age, typically age 60, and completing 5 years of service. Mr. Culp reached the applicable retirement age and service prior to December 31, 2025.

INVOLUNTARY TERMINATION. See Potential Termination Payments beginning on page 47 for a description of treatment of Mr. Culp's CEO Incentive Grant upon involuntary termination. Under the terms of Mr. Ghai's offer letter, amounts shown reflect the value of his equity awards held for at least one year if he had been terminated without cause or if there is a change in control of the company that does not result in Mr. Ghai receiving a comparable offer of employment with the purchaser. Under the terms of the offer letter for Mr. Phillips, amounts shown reflect the value of the new hire equity grant made in 2023 and the annual equity awards granted in 2024 and 2025 if he had been terminated without cause or if there is a change in control of the company that does not result in Mr. Phillips receiving a comparable offer of employment with the purchaser. In addition to circumstances in this table, our equity awards provide for vesting of certain equity awards in the event that the executive transfers to a successor employer in a business disposition.

Pension Benefits

The table below shows the pension benefits that would have become payable under the applicable pension plan(s) (as described under Pension Benefits on page 45) if the current named executives had died, become disabled, voluntarily terminated or retired as of December 31, 2025 (and thus do not take into account Mr. Stokes's anticipated retirement).

POTENTIAL TERMINATION PAYMENTS TABLE (PENSION BENEFITS)

NAME	LUMP SUM UPON DEATH	ANNUAL BENEFIT UPON DEATH	ANNUAL BENEFIT UPON DISABILITY	ANNUAL BENEFIT UPON VOLUNTARY TERMINATION	ANNUAL BENEFIT UPON RETIREMENT
Culp	N/A	$1,030,247	N/A	N/A	$1,030,247
Ghai	N/A	N/A	N/A	N/A	N/A
Stokes	$6,479,413	$ 296,070	$1,261,464	$89,509	N/A
Ali	$1,199,657	$ 166,970	$ 380,278	$84,435	N/A
Phillips	N/A	N/A	N/A	N/A	N/A

LUMP SUM UPON DEATH. Reflects the Supplementary Pension benefit payable in a lump sum based on whichever of the following has a higher value: (1) the 50% survivor annuity that the spouse would have received under this plan if the participant had retired at age 60 and elected the spousal 50% joint and survivor annuity option prior to death, or (2) five years of pension distributions under this plan.

ANNUAL BENEFITS UPON DEATH. Reflects 10 annual installment payments of the Executive Retirement Benefit and/or the annual amount payable for the life of the surviving spouse under the Pension Plan. Under the Pension Plan, the benefit is payable either as an annuity, as if the participant had elected the spousal 50% joint and survivor annuity option prior to death, or an immediate lump-sum payment based on five years of pension distributions, in each case based upon the accrued benefit. For participants age 60 or older, over age 50 with 15 years of service, or under age 50 with 30 years of service, the spousal annuity payment is immediate; otherwise the spousal annuity is payable when the participant would have reached age 60.

Deferred Compensation

The named executives are entitled to receive the vested amount in their deferred compensation accounts if their employment terminates. Between the termination event and the date that distributions are made, these accounts would continue to increase or decrease in value based on changes in the value of the named executives' earnings option. Therefore, amounts received by the named executives would differ from those shown in the Nonqualified Deferred Compensation Table on page 45. See Deferred Compensation on page 44 for information on the available distribution types under each plan.

ANNUAL BENEFITS UPON DISABILITY. Reflects the 50% joint and survivor annuity under the Pension Plan and the Supplementary Pension benefit, and/or 10 annual installment payments as the Executive Retirement Benefit if the participant has at least 15 years of service. Participants who are disabled after age 60 are eligible to retire and amounts are shown in the Retirement column.

ANNUAL BENEFITS UPON VOLUNTARY TERMINATION. Reflects the 50% joint and survivor annuity payable at age 60 under the Pension Plan for Messrs. Stokes and Ali; does not include any payments under the Supplementary Pension Plan (either the Supplementary Pension benefit or the Executive Retirement Benefit) because they are generally forfeited upon voluntary termination before age 60. Participants who terminate employment after age 60 are eligible to retire and amounts are shown in the Retirement column.

ANNUAL BENEFITS UPON RETIREMENT. Reflects 10 annual installment payments as the Executive Retirement Benefit for Mr. Culp, who has reached age 60.

Life Insurance Benefits

For a description of the supplemental life insurance plans that provide coverage to the named executives, see Life Insurance Premiums on page 40. These plans were discontinued for executives joining the company (or being promoted to the relevant band of seniority) on or after January 1, 2018. Mr. Stokes is eligible for benefits under the Executive Life and Leadership Life Plans and Mr. Ali is eligible for benefits under Leadership Life Plan. If the eligible named executive had died on December 31, 2025, the survivors of the executive would have received the following under these arrangements.

NAME	DEATH BENEFIT
Stokes	$11,944,235
Ali	$ 3,678,000

The company would continue to pay the premiums in the event of a disability for Executive Life, until the maturity date, and under Leadership Life, until the later of age 65 or 10 years in the plan.

Other Executive Compensation Policies & Practices

Roles and Responsibilities in Succession Planning and Compensation

MANAGEMENT DEVELOPMENT & COMPENSATION COMMITTEE. The Compensation Committee has primary responsibility for helping the Board develop and evaluate potential candidates for executive positions and for overseeing the development of executive succession plans. See Additional Information on Areas of Board and Committee Oversight: Talent Development & Succession Planning on page 18. As part of this the Compensation Committee oversees the compensation program for the CEO and the other named executives, as described more fully in the Compensation Committee's charter (see Helpful Resources on page 88).

MANAGEMENT. Our CEO and our Chief Human Resources Officer help the Compensation Committee administer our executive compensation program. The Chief Human Resources Officer also advises the Compensation Committee on matters such as past compensation, total annual compensation, potential accrued benefits, GE Aerospace compensation practices and guidelines, company performance, industry compensation practices and competitive market information.

Our Policies on Compensation Consultants

STRATEGIC USE OF COMPENSATION CONSULTANTS. From time to time, the Compensation Committee and the company's human resources function have sought the views of Semler Brossy Consulting Group, LLC (Semler Brossy) about market intelligence on compensation trends and on particular compensation programs designed by our human resources function. For 2025, the Compensation Committee and the company's human resources function consulted with Semler Brossy on market practices relating to senior executive compensation. In addition, the Governance Committee and the company's legal function consulted with Semler Brossy on market practices relating to compensation and benefits for non-employee directors.

COMPENSATION CONSULTANT INDEPENDENCE POLICY. Any compensation consultant that advises the Board on executive or director compensation will not at the same time advise the company on any other human resources matter, and the Compensation Committee has determined that Semler Brossy's work with the Compensation Committee, the Governance Committee and the company's human resources and legal functions does not raise any conflict of interest.

Clawbacks and Other Remedies for Potential Misconduct

CLAWBACKS. We maintain a Clawback Policy, which is intended to comply with the requirements of NYSE Listing Standard 303A.14 implementing Exchange Act Rule 10D-1. In the event we are required to prepare an accounting restatement of our financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, we will seek to recover the excess incentive-based compensation received by any covered executive, including the named executives, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements. For more information, see our Governance Principles (see Helpful Resources on page 88).

Additionally, the Board may seek reimbursement of any portion of incentive compensation in connection with an executive officer's fraudulent or illegal misconduct, or if an executive officer's conduct resulted in a material inaccuracy in the company's financial statements or in performance metrics affecting the executive officer's compensation. If the Board determines that an executive officer engaged in fraudulent or illegal misconduct that resulted in a material inaccuracy in the company's financial statements or in performance metrics affecting the executive officer's compensation, the Board will seek reimbursement of any portion of incentive compensation paid or awarded to the executive that is greater than would have been paid or awarded if calculated based on the accurate financial statements or performance metric.

OTHER REMEDIES. In cases of detrimental misconduct by an executive officer, the Board may also take a range of other actions to remedy the misconduct, prevent its recurrence, and discipline the individual as appropriate, including terminating the individual's employment. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Compensation Risk Assessment

The Compensation Committee oversees an annual risk assessment of the company's executive compensation policies and practices. For 2025, the assessment was led by management, with review and input from the company's independent compensation consultant. Based on results of the assessment, the Compensation Committee concluded that the company's executive compensation design does not encourage excessive risk taking.

Stock Ownership and Equity Grant Policies

STOCK OWNERSHIP REQUIREMENTS. We require our named executives to own significant amounts of GE Aerospace stock as shown below. The required amounts are set at multiples of base salary. Executives have five years from the time they are first hired or promoted into a position at the senior vice president level or above to meet the requirement. Individual and joint holdings of GE Aerospace stock with immediate family members, including RSUs, shares held in the company's 401(k) plan or any deferred compensation accounts, count toward satisfaction of the guidelines. Stock options and PSUs do not count toward satisfaction of the guidelines. All named executives are in compliance with our stock ownership requirements. For details on these requirements, see our Governance Principles (see Helpful Resources on page 88). The named executive's ownership is shown in the Beneficial Ownership Table on page 26.

STOCK OWNERSHIP REQUIREMENTS (MULTIPLE OF BASE SALARY)

10X for CEO   **3X** for senior vice presidents

HOLDING PERIOD REQUIREMENTS. Our executive officers must hold the net shares of GE Aerospace stock they received from PSUs and RSUs vesting or stock option exercises until satisfaction of the stock ownership requirements. In addition, the net shares of GE Aerospace stock received upon settlement of certain PSUs, RSUs and stock options must also be held for one year.

NO HEDGING. We believe our executive officers and directors should not speculate or hedge their interests in our stock. We therefore prohibit them from entering into any derivative transactions in GE Aerospace stock, including any short sale, forward, equity swap, option or collar that is based on GE Aerospace's stock price. These restrictions are contained in our Governance Principles (see Helpful Resources on page 88). These restrictions are not applicable to other GE Aerospace employees.

NO PLEDGING. We prohibit executive officers and directors from pledging GE Aerospace stock. These restrictions are contained in our Governance Principles (see Helpful Resources on page 88).

NO OPTION BACKDATING OR SPRING-LOADING. The exercise price of each stock option is based on the closing price of GE Aerospace stock on the grant date.

NO OPTION REPRICING. We prohibit the repricing of stock options. This includes amending outstanding options to lower their exercise price, substituting new awards with a lower exercise price or executing a cash buyout.

EQUITY GRANT TIMING CONSIDERATIONS. The Compensation Committee generally meets in February each year to consider prior year performance under our incentive programs and approve annual equity awards with a grant date of March 1st of each year (unless such date falls on a non-business day, as was the case in 2025). The Compensation Committee may grant equity awards at other points during the year in connection with sign-on or other grants, as circumstances require.

The company's equity grant practices reflect the Compensation Committee's intent that grants of equity awards generally be made when the company is not in possession of material nonpublic information. The usual March 1st grant date follows the Compensation Committee meeting at which grants are approved. Because March 1, 2025 was a non-business day, the company granted the annual 2025 equity awards on March 3, 2025, and the company did not time the disclosure of any material nonpublic information during 2025 for the purpose of affecting the value of executive compensation. No stock options were granted to any named executive during 2025 during the period beginning four business days before our filing of Form 10-Q, Form 10-K, or Form 8-K that discloses material nonpublic information, and ending one business day after the filing of such report.

NO UNEARNED DIVIDEND EQUIVALENTS. PSUs and RSUs granted to our named executives do not pay dividends or dividend equivalents on shares that are not yet owned. Instead, dividends and dividend equivalents are accrued during the vesting or performance period and paid out only on shares actually received. For more information, see our Governance Principles (see Helpful Resources on page 88).

INSIDER TRADING POLICY AND PROCEDURES. We have adopted an insider trading policy and have additional trading procedures that cover the purchase, sale and other transactions in company securities by the company's directors, officers, and employees, and other covered persons, as well as the company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and applicable exchange listing standards. A copy of our insider trading and stock tipping policy and additional trading procedures was filed as Exhibit 19 to our Annual Report on Form 10-K for the year ended December 31, 2025.

Tax Deductibility of Compensation

The Internal Revenue Code generally imposes a $1 million limit on the amount that a public company may deduct for compensation paid to the company's applicable named executives, subject to an exception for qualifying performance-based compensation provided pursuant to a binding written contract in effect as of November 2, 2017. We generally expect that compensation paid to our applicable named executives in excess of $1 million will not be deductible.

Compensation Committee Interlocks and Insider Participation

During 2025, no member of the Compensation Committee had a relationship that requires disclosure as a compensation committee interlock.

Management Development & Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion & Analysis (pages 27 through 52, which, pursuant to SEC rules, does not include the CEO Pay Ratio and Pay Versus Performance discussions) and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board that the Compensation Discussion & Analysis be included in the company's Annual Report on Form 10-K for 2025 and this proxy statement. This report is provided by the following independent directors, who comprise the Compensation Committee:

Catherine Lesjak (Chair)
Sébastien Bazin
Thomas Enders
Edward Garden

CEO Pay Ratio

After determining that, as of December 31, 2025, there had been no changes to our employee population or employee compensation arrangements that we believe would reasonably be expected to result in a significant change to our pay ratio disclosure, we determined to use the same median employee identified in last year's pay ratio disclosure.

HOW WE IDENTIFIED THE MEDIAN EMPLOYEE. To identify the median employee, we identified our total employee population as of December 31, 2024, and, in accordance with SEC rules, excluded the CEO and employees from certain countries representing in aggregate less than 5% of our employee base*, to arrive at the initial median employee. We then used annualized salary data converted to U.S. dollars, including target bonus award payments to identify the 20 employees with salaries directly above and below the initial median employee. Once we identified this narrowed pool, we re-ranked the consideration pool of employees to find the median employee. We then calculated the median employee's total compensation in accordance with SEC rules to use as the basis for the pay ratio. Foreign exchange rates were translated to the U.S. dollar equivalent based on rates as of December 31, 2024.

RATIO OF CEO PAY TO MEDIAN EMPLOYEE PAY. Our median employee earned $93,873 in total compensation for 2025. The total 2025 compensation reported for Mr. Culp as reported under SEC Total in the Summary Compensation Table on page 39 was $45,616,160. Based upon total compensation for 2025, we calculated that our ratio of CEO to median employee pay was 486 to 1. Our median employee is employed in United States.

* These 34 countries and their headcounts as of the calculation date were: Argentina (2), Australia (112), Belgium (6), Chile (5), Colombia (4), Czech Republic (519), Denmark (2), France (43), Germany (476), Hong Kong (6), Indonesia (5), Ireland (25), Israel (5), Japan (52), Luxembourg (3), Morocco (2), Netherlands (19), Norway (1), Panama (1), Philippines (1), Portugal (2), Qatar (52), Republic of Korea (103), Romania (152), Saudi Arabia (11), South Africa (2), Spain (16), Sweden (83), Switzerland (4), Taiwan (122), Thailand (2), Türkiye (524), United Arab Emirates (201), and Vietnam (4), for a total of 2,567 employees. As of December 31, 2024, using the methodology required by the rule governing this disclosure, GE Aerospace had approximately 28,000 U.S. employees and approximately 25,000 employees in other countries, for a total of approximately 53,000 employees globally factored into the sample before the country exclusions listed above.

Pay Versus Performance

In accordance with Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationships between compensation actually paid to named executives and company performance. In this section, we refer to "compensation actually paid" and other terms used in the applicable SEC rules. For information concerning the company's compensation philosophy and how the company aligns executive compensation with its financial and operational performance, refer to Incentive Compensation starting on page 41. We refer collectively to awards of RSUs, PSUs, performance shares and stock options as equity awards in this Pay versus Performance section.

YEAR[1]	SUMMARY COMPENSATION TABLE TOTAL FOR PEO[1]	COMPENSATION ACTUALLY PAID TO PEO[1][2]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NAMED EXECUTIVES[1]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NAMED EXECUTIVES[1][2]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: TOTAL SHAREHOLDER RETURN	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON: PEER GROUP TOTAL SHAREHOLDER RETURN[4]	NET INCOME ($M)[5]	COMPANY-SELECTED PERFORMANCE MEASURE: FREE CASH FLOW ($M)[5][6]
2025	$45,616,160	$213,466,111 [3]	$ 9,447,149	$29,277,772 [3]	$586	$189	$ 8,698	$7,694
2024	$88,954,586	$284,666,600	$ 8,750,322	$16,162,691	$316	$158	$ 6,556	$6,089
2023	$14,698,285	$182,548,275	$ 7,708,170	$24,033,475	$191	$135	$ 9,443	$5,150
2022	$ 8,198,024	$(23,798,500)	$ 8,969,318	$ 3,579,820	$ 98	$114	$ 292	$4,758
2021	$22,663,449	$ 21,302,944	$ 8,584,656	$ 7,655,599	$110	$121	$(6,591)	$1,889

[1] The named executives included in the above table were:

YEAR	PRINCIPAL EXECUTIVE OFFICER (PEO)	NON-PEO NAMED EXECUTIVES
2025	H. Lawrence Culp, Jr.	Rahul Ghai, Russell Stokes, Mohamed Ali, John Phillips, III
2024	H. Lawrence Culp, Jr.	Rahul Ghai, Russell Stokes, Christian Meisner, John Phillips, III, L. Kevin Cox, Michael Holston
2023	H. Lawrence Culp, Jr.	Rahul Ghai, Carolina Dybeck Happe, Russell Stokes, Michael Holston, L. Kevin Cox
2022	H. Lawrence Culp, Jr.	Carolina Dybeck Happe, John Slattery, Peter Arduini, Russell Stokes
2021	H. Lawrence Culp, Jr.	Carolina Dybeck Happe, John Slattery, Russell Stokes, Kieran Murphy

[2] The assumptions we used to calculate the values for RSUs, PSUs and performance shares included in the calculation of compensation actually paid did not differ materially from those used to calculate grant date fair value for such awards. The assumptions we used to calculate the value for stock options did not differ materially from those used to calculate grant date fair value for such awards; we used a Black-Scholes value as of the applicable year-end or vesting date(s), determined using the same methodology we use to determine grant date fair value, except that we used (a) the closing stock price on the applicable revaluation date as the current market price and (b) a reduced expected life, given applicable time lapsed since grant date.

[3] The 2025 compensation actually paid to our PEO and the average compensation actually paid to our non-PEO named executives reflects the following adjustments required by the applicable SEC rules from Total compensation reported in the Summary Compensation Table:

	PEO	AVERAGE OF NON-PEOs
TOTAL REPORTED IN 2025 SUMMARY COMPENSATION TABLE	**$ 45,616,160**	**$ 9,447,149**
Less, value of equity awards reported in the Summary Compensation Table	32,139,930	5,896,174
Add, year-end value of equity awards granted in 2025 that are unvested and outstanding	70,981,180	12,767,359
Add, change in fair value (from prior year-end) of prior year equity awards that are unvested and outstanding	131,572,969	10,704,131
Add, vesting date fair market value of equity awards granted in 2025 and that vested in 2025	-	-
Add, change in fair value (from prior year-end) of prior year equity awards that vested in 2025	-	2,719,752
Less, prior year-end fair value of prior year equity awards that failed to vest in 2025	-	-
Add, dividends and dividend equivalent payments paid during 2025 on unvested equity awards	-	-
Less, change in present value of accumulated pension plan benefits reported in the Summary Compensation Table	3,213,268	551,694
Add, service cost for defined benefit and pension plans	649,000	87,250
Add, prior service cost for defined benefit and pension plans	-	-
Compensation Actually Paid for Fiscal Year 2025	**$213,466,111**	**$29,277,772**

Certain columns may not add due to the use of rounded numbers.

[4] As permitted by SEC rules, the peer group referenced for purposes of "Peer group total shareholder return" is that of the S&P 500 Industrials Index, which is the industry index reported in our Annual Report on Form 10-K for 2025 in accordance with Regulation S-K Item 201(e). For GE Aerospace and our peer group, the TSR for each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested on December 31, 2020.

[5] For 2021 and 2022, the financial performance results included in the table reflect our financial performance prior to the spin-off of GE HealthCare and do not reflect the reclassification of our HealthCare business into discontinued operations or the adoption of certain accounting standards updates. For 2021, 2022 and 2023, the financial performance results included in the table reflect our financial performance prior to the spin-off of GE Vernova and do not reflect the reclassification of our GE Vernova business into discontinued operations. Beginning with 2025, we include dispositions of property, plant and equipment in the calculation of free cash flow.

[6] Free cash flow is the financial measure from the tabular list of Most Important Financial Measures below, which represents the most important performance measure used to link compensation actually paid to our named executives in 2025 to the company's performance. Free cash flow is a non-GAAP financial measure. For information on why the company reports free cash flow and how it is calculated, refer to the Explanation of Non-GAAP Financial Measures and Performance Metrics on page 73.

RELATIONSHIPS BETWEEN COMPENSATION ACTUALLY PAID AND FINANCIAL PERFORMANCE MEASURES

In accordance with Item 402(v) of Regulation S-K, the company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table. The calculation of compensation actually paid in each of the years shown reflects required adjustments to equity award valuations under SEC rules, which were in turn impacted by our stock price performance and cancellation of performance-based awards that did not meet their established thresholds, if any. When the committee selected performance measures in support of the design of our 2025 executive compensation program, it focused on factors that it believed would further the company's and business units' goals for the year, align with GE Aerospace's long-term strategic objectives and contribute to the creation of long-term shareholder value, including our ability to generate free cash flow, adjusted revenue growth and operating profit, as well as our adjusted earnings per share and operational measures such as safety performance. For more information about these factors and decisions that impacted the 2025 compensation of our named executive officers, see the Compensation Discussion & Analysis section of this proxy statement.

The chart below depicts compensation actually paid and the cumulative TSR of GE Aerospace and the S&P 500 Industrials Index for the five years shown. A significant portion of our executive compensation program comprises equity awards, and compensation actually paid for such years was most strongly affected by our stock price performance, as reflected in the equity award valuations required by SEC rules. For 2025, our stock price increased 85% year over year, compared to 18% for our peer group (the S&P 500 Industrials Index), resulting in our TSR increasing by close to 2x for 2025 and our five-year total TSR ending significantly higher than that of our peer group. This performance resulted in a substantial increase in our PSU award valuations included in the calculation of compensation actually paid for 2025, including the value of unvested and outstanding equity awards granted in 2025 and the change in value of prior year equity awards that vested in 2025. Conversely, our TSR performance being below that of the peer group for 2021 and 2022 adversely affected our named executives' equity award compensation, resulting in a downward adjustment to the value of the 2021 PSU awards, for which three-year TSR performance is a modifier.



Net income is not a financial performance measure that we use in the compensation program design for our named executives. Accordingly, there is not a direct relationship between the compensation actually paid to our named executives and net income. In addition, a meaningful portion of incentive compensation for our named executives who are leaders of a business is tied to the financial performance of that business, rather than enterprise-wide performance measures such as net income.

A significant portion of our compensation program is linked to our free cash flow performance for the total company and the applicable business, as described in the Compensation Discussion & Analysis section of this proxy statement. While our free cash flow performance improved sequentially in each of the five years shown, there is not a direct relationship with compensation actually paid because compensation actually paid more strongly reflects the required adjustments for equity award valuations under SEC rules.

MOST IMPORTANT FINANCIAL PERFORMANCE MEASURES

The financial performance measures to the right represent the most important financial performance measures that were used to determine the compensation actually paid to our named executives in 2025.

Most Important Financial Performance Measures

Free Cash Flow*
Adjusted Revenue Growth*
Operating Profit*
Adjusted Earnings Per Share*

*   Non-GAAP Financial Measure

PROPOSAL NO. 3
Approval of the Amendment and Restatement of the 2022 Long-Term Incentive Plan

What are you voting on?
We are asking shareholders to approve an amendment and restatement of our 2022 LTIP to decrease the number of shares reserved under the plan and extend the term of the plan to allow GE Aerospace to continue granting equity compensation.

YOUR BOARD RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE 2022 LONG-TERM INCENTIVE PLAN

Why the Board recommends a vote for this proposal.
In connection with Proposal 4 to approve a new employee stock purchase plan, we are reducing the number of shares reserved under the 2022 LTIP to better align with our expected equity compensation needs in the near future. The Board believes that reducing the number of shares reserved for issuance is a matter of good corporate governance and will decrease potential shareholder dilution.

The Amended LTIP

In 2022, the Board adopted and our shareholders approved the 2022 Long-Term Incentive Plan, as amended and restated on January 1, 2025 (the 2022 LTIP). Most recently, the Board approved an amendment and restatement of the 2022 LTIP (the Amended LTIP) on February 6, 2026, subject to shareholder approval.

The Amended LTIP provides for a decrease - not an increase - in the number of shares of our common stock (Shares) available for issuance. Therefore, we are not requesting stockholder approval of the authorization of additional Shares for issuance under the Amended LTIP in connection with this proposal. The Amended LTIP will also extend the term of the 2022 LTIP to the tenth anniversary of the date that shareholders approve the Amended LTIP (the Amendment Effective Date).

If the Amended LTIP is not approved by our stockholders, the 2022 LTIP will remain in full force and effect without any decrease in the Shares available for issuance, thereunder, until its expiration on May 4, 2032.

Why decrease the number of Shares reserved for issuance?
The 2022 LTIP was initially approved by our shareholders in 2022 and the number of Shares reserved for issuance was determined based on our then-employee population and prior equity award granting practices. We expected this share reserve to last for approximately six years. Since 2022, we completed the spin-offs of GE HealthCare and GE Vernova, which resulted in equitable adjustments to the 2022 LTIP's share pool that increased the number of Shares available, and at the same time decreased our total employee population and caused the forfeiture of outstanding awards for employees who transferred to the spin-off companies. Thus, the current number of Shares reserved under the 2022 LTIP is expected to be in excess of the number of Shares needed to meet our equity compensation needs in the near future.

In connection with Proposal 4 to approve a new employee stock purchase plan, we are reducing the number of shares reserved under the 2022 LTIP to better align with our expected equity compensation needs in the near future. The Board believes that reducing the number of shares reserved for issuance is a matter of good corporate governance and will decrease potential shareholder dilution.

Material Changes in the Amended LTIP

The following summary highlights the proposed changes in the Amended LTIP.

• **Reduction of Share Reserve:** The Amended LTIP decreases the number of Shares available for grant under the 2022 LTIP, such that as of the Amendment Effective Date, the total number of Shares available for issuance will be 50,000,000 Shares, plus Shares subject to outstanding awards as of December 31, 2025, plus any Shares subject to awards previously granted under the 2007 LTIP that are canceled, terminated, expired without being exercised, forfeited or settled in cash. Based on the approximate number of Shares remaining available for awards as of December 31, 2025, this represents a decrease of approximately 29.5 million authorized Shares.

• **Term of the Plan:** The Amended LTIP extends the term of the 2022 LTIP to May 5, 2036.

Key Data Relating to Outstanding Awards and Share Reserve

The following table provides information regarding outstanding equity awards and Shares available for future issuance under all of GE Aerospace's equity plans as of December 31, 2025. We also are asking shareholders to approve the GE Aerospace Global Employee Stock Purchase Plan (see Proposal 4).

AS OF DECEMBER 31, 2025: (SHARE NUMBERS IN THOUSANDS)	
Stock options outstanding	7,264
Weighted average exercise price	$ 92.22
RSUs outstanding	2,391
PSUs outstanding	1,482
Shares remaining for grant under the 2022 LTIP	79,490
AS OF MAY 5, 2026 (IF PROPOSALS 3 AND 4 ARE APPROVED):	
Shares remaining for grant under the Amended LTIP	50,000
Shares available for grant under the ESPP	15,000

Any awards granted under the 2022 LTIP after December 31, 2025 and prior to the effective date of the Amended LTIP will be deducted from the restated share reserve of 50 million under the Amended LTIP upon approval of Proposal No. 3. The number of shares granted under the 2022 LTIP between December 31, 2025 and the effective date of the Amended LTIP cannot exceed the proposed 50 million share reserve. No shares will be granted under the ESPP prior to shareholder approval on May 5, 2026 and subsequent registration of a Form S-8 with the SEC.

Description of the Amended LTIP

The following is a summary of the material features of the Amended LTIP, as amended and restated. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended LTIP, as amended and restated, which is included as Appendix A to this proxy statement.

SHARE RESERVE. The aggregate number of Shares issuable under the Amended LTIP as of the Amendment Effective Date is equal to (i) 50 million Shares, *plus* (ii) the number of Shares subject to awards under the 2022 LTIP as of December 31, 2025, *plus* (iii) any Shares subject to awards previously granted under the 2007 LTIP that are canceled, terminated, expired without being exercised, forfeited or settled in cash (excluding such Shares that have been retained or withheld by GE Aerospace in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of such award). The aggregate number of Shares issuable under the Amended LTIP pursuant to the exercise of stock options that are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code (ISOs) is equal to 50 million. The number of Shares described in this paragraph are subject to adjustment in the event of certain capitalization events.

For purposes of determining the aggregate number of Shares issued under the Amended LTIP, the following share counting rules will apply:

• Shares of GE Aerospace common stock issued pursuant to a stock option or SAR will be counted against the limit described above as one share;

• Shares of GE Aerospace common stock issued pursuant to any award other than a stock option or SAR will be counted against the limit described above as 2.21 Shares; and

• Shares subject to awards that have been canceled, terminated, expire unexercised, forfeited or settled in cash will not be counted against the limit described above; however, Shares subject to awards that have been retained or withheld by GE Aerospace in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an award and Shares repurchased on the open market with the proceeds of a stock option exercise will be counted against the limit described above.

In addition, Shares subject to awards granted in assumption of, or in substitution or exchange for, awards previously granted by an acquired company (Substitute Awards) will not be counted against the limit described above. Shares issued under the Amended LTIP may be authorized and unissued Shares or Shares that were reacquired by GE Aerospace, including Shares purchased in the open market or in private transactions.

DIRECTOR COMPENSATION LIMITS. The aggregate dollar value of equity-based and cash compensation granted under the Amended LTIP or otherwise to any non-employee director will not exceed $1 million during any calendar year.

ADMINISTRATION. The Management Development & Compensation Committee administers the Amended LTIP, and the Governance Committee administers the Amended LTIP with respect to awards granted to non-employee directors (as applicable, the Administrator). The Administrator may delegate its authority under the Amended LTIP in accordance with applicable laws. The Administrator is authorized and empowered under the Amended LTIP to do all things that it determines to be necessary or appropriate in connection with the administration of the Amended LTIP. All decisions, determinations and interpretations by the Administrator regarding the Amended LTIP will be final and binding on all participants and others with rights under the Amended LTIP or any award thereunder.

ELIGIBILITY. Current and prospective employees, officers, non-employee directors and other service providers of GE Aerospace or any of its affiliates are eligible to be granted awards under the Amended LTIP, as determined by the Administrator. As of December 31, 2025, there were approximately 57,000 employees (including 8 executive officers) and 8 non-employee directors who would be eligible to participate in the Amended LTIP.

Award Types

The Amended LTIP permits the grant of stock options, SARs, restricted stock, RSUs, performance awards and other stock-based awards.

STOCK OPTIONS. The Administrator may grant options to purchase Shares that qualify as ISOs, options that do not qualify as ISOs or a combination thereof. The terms and conditions of stock option grants, including the quantity, exercise price, vesting periods, exercise periods and other conditions on exercise, will be determined by the Administrator.

Subject to limited exceptions for Substitute Awards, the exercise price may not be less than 100% of the fair market value of a Share on the date of grant, and the exercise period may not exceed 10 years. In the case of ISOs granted to a holder of more than 10% of the total voting power of GE Aerospace on the date of grant, the exercise price may not be less than 110% of the fair market value of a Share on the date of grant, and the exercise period may not exceed five years. The exercise period of a stock option (other than an ISO) will be automatically extended if the holder is prohibited by law or GE Aerospace's insider trading policy from exercising the stock option at the time of its scheduled expiration until the date that is 30 days following the lapse of such prohibition. No dividends or dividend equivalent rights may be paid or granted with respect to stock options.

The exercise price of a stock option may be paid by such methods as determined by the Administrator, including by cash in U.S. dollars, an irrevocable commitment to use the proceeds from a sale of Shares issuable under the stock option, delivery of previously owned Shares or withholding of Shares otherwise deliverable upon exercise of the stock option.

STOCK APPRECIATION RIGHTS. The Administrator may grant SARs, which entitle the participant to receive, upon exercise, a payment equal to (i) the excess of the fair market value of a Share on the exercise date over the exercise price, times (ii) the number of Shares with respect to which the SAR is exercised. Subject to limited exceptions for Substitute Awards, the exercise price for a SAR will be determined by the Administrator in its discretion on the date of grant, but may not be less than 100% of the fair market value of a Share on the date of grant. Upon exercise of a SAR, payment may be made in cash, Shares or a combination of cash and Shares. SARs must be exercised within a period fixed by the Administrator that may not exceed ten years from the date of grant. No dividends or dividend equivalent rights may be paid or granted with respect to SARs.

RESTRICTED STOCK AND RESTRICTED STOCK UNITS. The Administrator may award restricted stock—Shares subject to specified restrictions. Restricted stock is subject to forfeiture if the participant does not meet certain conditions such as continued employment and/or satisfaction of performance conditions. The Administrator also may grant RSUs representing the right to receive Shares (or a cash payment in lieu thereof) following the satisfaction of certain conditions, such as continued employment and/or satisfaction of performance conditions. The terms and conditions of restricted stock and RSUs are determined by the Administrator.

Any dividends or other distributions paid with respect to restricted stock will be subject to the same restrictions on transferability and vesting conditions as the underlying restricted stock. Shares underlying RSUs may be entitled to dividend equivalents only to the extent provided by the Administrator, and any such dividend equivalents will be subject to the same vesting conditions as the underlying RSUs.

PERFORMANCE AWARDS. The Administrator may establish performance criteria and the level of achievement versus such criteria that determines the amount of cash or the number of Shares, stock options, SARs, restricted stock or RSUs to be granted, retained, vested, issued or paid pursuant to a performance award.

OTHER STOCK-BASED AWARDS. The Administrator may grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of Shares. The terms and conditions of such other stock-based awards are determined by the Administrator. Shares underlying other stock-based awards may be entitled to dividend equivalents only to the extent provided by the Administrator, and any such dividend equivalents will be subject to the same vesting conditions as the underlying other stock-based award.

Other Information About the Amended LTIP

NO REPRICING AND NO RELOAD GRANTS. Other than in connection with a change in GE Aerospace's capitalization, as described below, the Administrator may not, without shareholder approval, reduce the exercise price of any previously awarded stock option or SAR or cancel and re-grant or exchange any underwater stock option or SAR for cash or a new award with a lower (or no) exercise price. In addition, no stock options may be granted under the Amended LTIP in consideration for the delivery of Shares to GE Aerospace in payment of the exercise price or tax withholding obligations of any other employee stock options.

TRANSFERABILITY OF AWARDS. Awards under the Amended LTIP may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant, and each option and SAR will be exercisable only by the participant during his or her lifetime. However, if permitted by the Administrator, a participant may transfer or assign an award as a gift to a family member (as such term is defined for purposes of the Registration Statement on Form S-8) or designate a beneficiary with respect to an award in the event of the participant's death.

CHANGE IN CONTROL. In the event of a change in control (as defined in the Amended LTIP), the Administrator has discretion to take a number of actions with respect to outstanding awards, including to accelerate vesting or exercisability of awards, to redeem or cash-out awards based on the change in control price (less any applicable exercise price), to cash-out any dividend equivalents, and to make adjustments to awards as it deems appropriate, such as providing for the substitution, assumption or continuation of such awards by any successor or parent company.

However, in the event awards are not assumed, continued or substituted in connection with a change in control, such awards will become fully vested and exercisable.

No provision of the Amended LTIP or any award agreement will provide a gross-up payment or other compensation for any taxes imposed by Section 4999 of the Code or otherwise.

NON-US AWARDS. For Participants employed or performing services outside the United States, the Management Development & Compensation Committee may modify the provisions of the Amended LTIP or an award (or create sub-plans) as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy.

ADJUSTMENTS. In the event of any corporate event or transaction that results in a change in our capital structure, such as a merger, consolidation, reorganization, recapitalization, liquidation, stock dividend, stock split, reverse stock split or other distribution of stock or property of GE Aerospace, the Administrator will make such equitable adjustments with respect to awards and the Amended LTIP, including any adjustments in the maximum number of Shares subject to the Amended LTIP, the number of Shares subject to awards, and the purchase price or exercise price of outstanding awards, without any requirement that adjustments need to be uniform between different awards.

AMENDMENT AND TERMINATION. The Board or its designee may amend, alter, suspend or terminate the Amended LTIP at any time; however, without shareholder approval, such amendment may not increase the number of Shares that may be granted under the Amended LTIP, reprice outstanding options or SARs or permit the grant of such awards with exercise prices below 100% of the fair market value of a Share on the date of grant, extend the term of the Amended LTIP, change the class of eligible participants, increase the non-employee director compensation limit or otherwise include any amendment requiring shareholder approval by laws or the rules of any applicable stock exchange.

Unless earlier terminated, the Amended LTIP will remain available for the grant of awards until the 10th anniversary of the Amendment Effective Date, with no ISOs granted under the Amended LTIP after February 6, 2036.

CLAWBACK AND RECOUPMENT. If a participant is terminated for cause or has engaged in conduct that breaches an agreement with GE Aerospace, results in (or has the potential to cause) material harm financially, reputationally, or otherwise to GE Aerospace or would have given rise to a termination for cause, as determined by the Management Development & Compensation Committee, such participant will forfeit their right to any unvested or unexercised awards under the Amended LTIP and may be required to repay any cash, Shares or other property received pursuant to vested and exercised awards under the Amended LTIP, to the extent recovery is permitted by law.

In addition, awards under the Amended LTIP are subject to the Clawback Policy and any other clawback or recoupment policies that GE Aerospace adopts from time to time. See Clawbacks and Other Remedies for Potential Misconduct on page 51.

Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the Amended LTIP based on the federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or other tax laws other than U.S. federal income tax law. Because individual circumstances may vary, we advise all participants to consult their own tax advisor concerning the tax implications of awards granted under the Amended LTIP.

STOCK OPTIONS AND SARS. The grant of a stock option or SAR generally creates no tax consequences for the participant or GE Aerospace. A participant generally has no taxable income upon exercise of an ISO, except that the alternative minimum tax may apply. Upon exercise of a stock option other than an ISO, a participant generally must recognize ordinary income equal to the fair market value of the Shares acquired minus the exercise price. Upon exercise of a SAR, a participant generally must recognize ordinary income equal to the fair market value of the amount received.

When disposing of Shares acquired by exercise of an ISO before the end of the applicable ISO holding periods (two years after the date of grant and one year after the exercise of the ISO), the participant generally must recognize ordinary income equal to the lesser of (i) the fair market value of the Shares at the date of exercise minus the exercise price or (ii) the amount realized upon the disposition of the Shares minus the exercise price. Otherwise, a participant's disposition of Shares acquired upon the exercise of a stock option (including an ISO for which the requisite holding periods are met) generally will result in only capital gain or loss.

OTHER AWARDS. Awards of restricted stock, RSUs, performance shares and other stock-based awards under the Amended LTIP generally will result in ordinary income to the participant at the later of the time of delivery of cash, Shares, or other awards, or the time that either the risk of forfeiture or restriction on transferability lapses on previously delivered cash, Shares or other awards.

LIMITATIONS ON DEDUCTIBILITY BY THE COMPANY. Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any "covered employee" in excess of $1 million. For purposes of Section 162(m), the term "covered employee" currently includes any individual who serves as chief executive officer, chief financial officer or one of the other three most highly compensated executive officers for 2017 or any subsequent calendar year; however beginning in 2027, it will also include the next five most highly compensated employees in each applicable year. It is expected that compensation deductions for any covered employee with respect to awards under the Amended LTIP will be subject to the $1 million annual deduction limitation.

The Administrator may grant awards under the Amended LTIP or otherwise that are or may become non-deductible when it believes doing so is in the best interests of the GE Aerospace and our shareholders.

Additional Equity Compensation Plan Information

For information regarding outstanding equity awards and Shares available for future issuance under all of GE Aerospace's equity plans as of December 31, 2025, see Equity Compensation Plan Information on page 43.

New Plan Benefits

Awards under the Amended LTIP may be made at the discretion of the Administrator, and any awards that may be made and any benefits and amounts that may be received or allocated under the Amended LTIP in the future are not determinable at this time. As such, the future plan benefits, as well as information regarding the number of awards that may be received under the Amended LTIP in the future, have been omitted.

Awards Granted Under the 2022 LTIP

No awards made under the 2022 LTIP prior to the date of the Annual Meeting were granted subject to stockholder approval of the Amended LTIP. The following table sets forth information with respect to option awards and stock awards (including RSUs and PSUs) that have been granted under the 2022 LTIP to the NEOs, the director nominees, recipients of more than 5% of all awards under the 2022 LTIP, and the specified groups set forth below as of December 31, 2025, with PSUs based on achievement of target performance. No associates of any director, executive officer or director nominee have received any awards under the 2022 LTIP.

NAME	OPTIONS GRANTED*	STOCK AWARDS GRANTED*
Culp	57,540	684,923
Ghai	46,242	200,274
Stokes	100,430	92,130
Ali	22,727	38,769
Phillips	43,160	32,416
All current executive officers as a group	261,697	1,146,983
Bazin	0	2,133
Billson	0	2,133
Bush	0	262
Enders	0	2,133
Goren	0	2,133
Horton	0	2,133
Lesjak	0	2,133
McDew	0	2,133
All current directors who are not executive officers as a group	0	17,326
All employees other than executive officers as a group	1,522,028	4,897,482

* Amounts do not include incremental shares underlying awards originally granted under the 2007 LTIP as a result of the equitable adjustments to such awards made in connection with the spin-offs of GE HealthCare and GE Vernova.

PROPOSAL NO. 4
Approval of the GE Aerospace Global Employee Stock Purchase Plan

What are you voting on? We are asking shareholders to approve the GE Aerospace Global Employee Stock Purchase Plan.	**YOUR BOARD RECOMMENDS A VOTE FOR APPROVAL OF THE GE AEROSPACE GLOBAL EMPLOYEE STOCK PURCHASE PLAN**  **Why the Board recommends a vote for this proposal.** The purpose of the ESPP is to provide eligible employees of GE Aerospace and its affiliates with an opportunity to purchase shares of our common stock through accumulated contributions.

Overview of the ESPP Proposal

Shareholders are being asked to approve the GE Aerospace Global Employee Stock Purchase Plan (the ESPP), which was approved by the Board on February 6, 2026, subject to shareholder approval. The ESPP is intended to provide eligible employees of GE Aerospace and its affiliates with an opportunity to purchase GE Aerospace common stock (Shares) through accumulated contributions. The ESPP is an employee stock purchase plan that is not intended to qualify as an "employee stock purchase plan" for US tax purposes under Section 423 of the Internal Revenue Code.

The ESPP is intended to be an important benefit for our global employee population, including by enabling employees to become long-term shareholders of GE Aerospace. The ESPP provides employees with the opportunity to purchase Shares using payroll deductions over specified offering periods in duration to be approved by the Management Development & Compensation Committee or its delegate (the ESPP Administrator). Shares purchased by participants under the ESPP are purchased at fair market value, and the ESPP also gives the ability to provide matching awards and incentive awards. Section 16 officers of GE Aerospace, including our NEOs, and our non-employee directors are not eligible to participate in the ESPP.

Key Data Relating to Equity Awards

We currently maintain the 2022 LTIP. In connection with this Proposal 4, we also are asking shareholders to approve the Amended 2022 LTIP to decrease the share pool under the 2022 LTIP (see Proposal 3). For information regarding outstanding equity awards and Shares available for future issuance under all of GE Aerospace's equity plans as of December 31, 2025, see Proposal 3 on page 56.

Description of the ESPP

The following is a summary of the material features of the ESPP. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the ESPP, as amended and restated, which is included as Appendix B to this proxy statement.

SHARE RESERVE. The aggregate number of Shares issuable under the ESPP is equal to 15 million Shares. The number of Shares described in this paragraph are subject to adjustment in the event of certain capitalization events. For purposes of determining the aggregate number of Shares issued under the ESPP, the aggregate number of Shares available for issuance under the ESPP at any time will not be reduced by Shares subject to awards that have been canceled, terminated, forfeited or settled in cash; provided, however, that (i) Shares subject to awards that have

been retained or withheld by GE Aerospace in payment or satisfaction of any withholding obligation of an award and (ii) Shares repurchased on the open market with contributions, in each case, will not be available for issuance under the ESPP. Shares issued under the ESPP may be authorized and unissued Shares or Shares that were reacquired by GE Aerospace, including Shares purchased in the open market or in private transactions.

ADMINISTRATION. The ESPP Administrator administers the ESPP and may delegate its authority under the ESPP in accordance with applicable laws. The ESPP Administrator is authorized and empowered under the ESPP to do all things that it determines to be necessary or appropriate in connection with the administration of the ESPP, including to designate separate offering periods, determine the terms and conditions of each offering period, determine eligibility to participate in the ESPP and each offering period, to adjudicate all disputed claims under the ESPP, and to establish such procedures that it deems necessary for the administration of the ESPP. All decisions, determinations and interpretations by the ESPP Administrator regarding the ESPP will be final and binding on all participants and others with rights under the ESPP or any award thereunder.

ELIGIBILITY. Any employee of GE Aerospace or any affiliate, other than any Section 16 officers of GE Aerospace, is eligible for selection by the ESPP Administrator to participate in the ESPP with respect to an offering period. As of December 31, 2025, there were approximately 57,000 employees who would be eligible to be selected to participate in the ESPP. We intend to offer participation in the ESPP only to GE Aerospace or affiliate employees who do not already receive GE Aerospace equity as part of their annual compensation.

ENROLLMENT. Eligible employees who are eligible to participate with respect to an offering period may enroll in the ESPP during the applicable enrollment window by (i) submitting on or before a date determined by the ESPP Administrator prior to the end of the applicable enrollment window, a properly completed enrollment form which (A) specifies the amount of their contribution(s), (B) authorizes contributions to be deducted through payroll from their compensation, (C) consents to the maximum and minimum contribution limits as they apply from time to time, and (D) accepts the terms applicable to their awards and the ESPP, or (ii) following such other enrollment procedure determined by the ESPP Administrator.

PURCHASED SHARE AND CONTRIBUTION LIMITS. The ESPP Administrator will approve the terms and conditions applicable to each offering period, including the maximum and minimum contribution limits, any limit on purchased Shares, and the expected purchase date(s), which will normally occur on a quarterly basis during each offering period unless the ESPP Administrator decides otherwise. Unless determined otherwise by the ESPP Administrator prior to the commencement of the offering period, the maximum contribution that may apply to any offering period is

$2,500 and the minimum contribution that may apply to any offering period is $250. Unless otherwise required by applicable law, contributions will be held in a non-interest bearing account by GE Aerospace, an affiliate or a third-party administrator. On each purchase date, the aggregate amount of contributions made by the participants will be applied in buying Shares on behalf of participants. The number of Shares that will be purchased on behalf of each participant will be determined by dividing that participant's contributions by the fair market value of the Shares on the purchase date. Participants will not be permitted to vary the amount of their contributions during an offering period unless the ESPP Administrator decides otherwise.

Other Award Types

In addition to permitting the purchase of Shares, the ESPP permits the grant of matching awards and incentive awards.

MATCHING AWARDS. The ESPP Administrator may determine to grant matching awards which provide participants the right to receive a number of Shares determined based on the matching ratio multiplied by the number of the participant's purchased Shares on a purchase date. The ESPP Administrator will approve the terms and conditions of any matching awards including, (i) eligible participants, (ii) the purchase date or offering period to which such matching award relates, (iii) the matching ratio, (iv) any limit on the number of matching awards, and (v) the vesting and forfeiture conditions applicable thereto. Unless determined otherwise by the ESPP Administrator, matching awards will be granted on the purchase date that the related purchased Shares are purchased. The ESPP provides flexibility to use a matching ratio of up to 100%, but the ESPP Administrator may, and likely will, establish matching ratios at lower levels.

Except as otherwise determined by the ESPP Administrator, matching awards will vest one year from the applicable purchase date, subject to the participant's continued employment and holding of the related purchased Shares through such date. Matching awards may be settled in Shares, cash or a combination thereof and may be eligible to receive dividend equivalents subject to the same vesting conditions. The ESPP Administrator may also grant matching awards as restricted Shares which will be forfeited unless the vesting conditions and other terms and conditions established by the ESPP Administrator have been met.

INCENTIVE AWARDS. The ESPP Administrator may determine to grant incentive awards which may be granted in the form of (i) the right to receive a number of whole and fractional Shares, (ii) cash to be used to acquire purchased Shares, or (iii) Shares that are subject to forfeiture unless the vesting conditions and other terms and conditions established by the ESPP Administrator have been met, in each case, on such terms as determined by the ESPP Administrator, and may provide that such incentive awards will constitute purchased Shares for purposes of matching awards. The ESPP Administrator will approve the terms and conditions of any incentive awards including, (i) eligible participants, (ii) the purchase date or offering period to which such incentive award relates, (iii) the vesting and forfeiture conditions applicable thereto, and (iv) whether the incentive award carries the right to receive dividend equivalents and/or matching awards.

Other Information About the ESPP

CHANGES IN ELIGIBILITY. If a participant remains employed by GE Aerospace or an affiliate but becomes a Section 16 officer, (i) the participant's contributions will stop and, once stopped, the participant will not be entitled to make any further contributions, (ii) any contributions already made will be returned to the participant (without interest thereon, except as otherwise required

under applicable laws), (iii) no further matching or incentive awards may be granted, and (iv) all of the participant's outstanding matching and incentive awards will continue vesting in accordance with their terms, in each case, unless as the ESPP Administrator decides otherwise. Unless determined otherwise by the ESPP Administrator, upon a participant's termination of employment, (i) the participant's contributions will stop and the participant will not be entitled to make any further contributions, (ii) any contributions already made will be returned to the participant (without interest thereon, except as otherwise required under applicable laws), and (iii) all of the participant's unvested matching and incentive awards will immediately be forfeited. If a participant remains employed by GE Aerospace or an affiliate but no longer qualified as an eligible employee with respect to the applicable offering period, (i) the participant's contributions will stop and the participant will not be entitled to make any further contributions, (ii) any contributions already made will be used to purchase Shares on the next purchase date, which will be eligible for matching awards, and (iii) all of the participant's outstanding matching and incentive awards will continue vesting in according with their terms, in each case, unless the ESPP administrator decides otherwise.

TRANSFERABILITY OF AWARDS. Neither contributions credited to a participant's notional account, any awards, nor any rights to receive Shares may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will, the laws of descent and distribution) by the participant.

CHANGE IN CONTROL. In the event of a merger, sale, or other similar corporate transaction involving GE Aerospace or a Change in Control, the ESPP Administrator, acting in its sole discretion without the consent or approval of any participant, may determine the treatment of the ESPP and outstanding awards, including providing for the assumption or substitution of the ESPP and awards by the successor corporation or a parent or subsidiary of the successor corporation, setting a new purchase date on which the then-current offering period shall end and providing that participants' contributions will be automatically applied to the new purchase date, accelerating the vesting of outstanding awards, and making such other adjustments as the ESPP Administrator deems appropriate.

NON-US AWARDS. For participants employed or performing services outside the United States, the ESPP Administrator may modify the provisions of the ESPP or an award (or create sub-plans) as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy.

ADJUSTMENTS. In the event of any corporate event or transaction that results in a change in our capital structure, such as a merger, consolidation, reorganization, recapitalization, liquidation, stock dividend, stock split, reverse stock split or other distribution of stock or property of GE Aerospace, the ESPP Administrator will make such equitable adjustments with respect to awards and the ESPP, including any adjustments in the maximum number of Shares subject to the ESPP and the number of Shares subject to awards, without any requirement that adjustments need to be uniform between different awards.

AMENDMENT AND TERMINATION. The Board or its designee may amend, alter, suspend or terminate the ESPP at any time; however, without shareholder approval, such amendment may not increase the number of Shares that may be granted under the ESPP, extend the term of the ESPP, change the class of eligible participants, or otherwise include any amendment requiring shareholder approval by laws or the rules of any applicable stock exchange.

Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the ESPP based on the federal income tax laws in effect on the date of this proxy statement. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or other tax laws other than U.S. federal income tax law. Because individual circumstances may vary, we advise all participants to consult their own tax advisor concerning the tax implications of awards granted under the ESPP.

PURCHASED SHARES. A participant will not have income upon purchasing Shares on an applicable purchase date. When the purchased Shares are sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the purchased Shares on the purchase date. Any capital gain or loss will be long-term if the participant held the purchased Shares for more than one year and otherwise will be short-term.

MATCHING AWARDS. A participant will not recognize income at the time a matching award is granted if the award is granted as the right to receive Shares in the future. Upon receipt of Shares (or the equivalent value in cash) in settlement of a matching award, a participant will recognize compensation income equal to the fair market value of the Shares or other property as of that date. When the Shares are sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the Shares on the settlement date. Any capital gain or loss will be long-term if the participant held the purchased Shares for more than one year and otherwise will be short-term.

INCENTIVE AWARDS. The tax consequences associated with any incentive award granted under the ESPP will vary depending on the specific terms of such award. Among the relevant factors are whether the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award and the participant's holding period and tax basis for the award or underlying stock.

LIMITATIONS ON DEDUCTIBILITY BY THE COMPANY. Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any "covered employee" in excess of $1 million. For purposes of Section 162(m), the term "covered employee" currently includes any individual who serves as chief executive officer, chief financial officer or one of the other three most highly compensated executive officers for 2017 or any subsequent calendar year who generally are not eligible to participate in the ESPP; however beginning in 2027, it will also include the next five most highly compensated employees in each applicable year, which may include employees eligible to participate in the ESPP. The ESPP Administrator may grant awards under the ESPP or otherwise that are or may become non-deductible when it believes doing so is in the best interests of the GE Aerospace and our shareholders.

Additional Equity Compensation Plan Information

For information regarding outstanding equity awards and Shares available for future issuance under all of GE Aerospace's equity plans as of December 31, 2025, see Equity Compensation Plan Information on page 43.

New Plan Benefits

Benefits under the ESPP will depend on employees' elections to participate and the market value of the Shares at various future dates. Awards under the ESPP may be made at the discretion of the ESPP Administrator, and any awards that may be made and any benefits and amounts that may be received or allocated under the ESPP in the future are not determinable at this time. As such, the future plan benefits, as well as information regarding the number of awards that may be received under the ESPP in the future, have been omitted.

Registration with the SEC

Subject to shareholder approval of this proposal, we intend to file with the SEC a registration statement on Form S-8 covering the new shares reserved for issuance under the ESPP in the second or third quarter of 2026.

PROPOSAL NO. 5
Ratification of Deloitte as Independent Auditor for 2026

We are asking shareholders to ratify the selection of Deloitte as our independent auditor for 2026.

What are you voting on? Although ratification is not required by our by-laws or otherwise, the Board is submitting this proposal as a matter of good corporate practice.	**YOUR BOARD RECOMMENDS A VOTE FOR RATIFICATION OF THE AUDIT COMMITTEE'S SELECTION OF DELOITTE AS OUR INDEPENDENT AUDITOR FOR 2026** 

Independent Auditor

Review and Engagement

The Audit Committee is directly responsible for the appointment, compensation (including advance approval of fees), retention and oversight of the independent registered public accounting firm that audits our financial statements and our internal control over financial reporting. In accordance with its charter, the Audit Committee has selected the firm of Deloitte & Touche LLP (Deloitte), an independent registered public accounting firm, to be our auditor for the year 2026. The Audit Committee believes that this selection is in the best interests of GE Aerospace and its shareholders and, therefore, recommends to shareholders that they ratify that selection. Deloitte was first selected as our auditor in 2020 to serve as our auditor beginning with fiscal year 2021. If our shareholders do not ratify the selection of Deloitte, the Audit Committee may reconsider the selection of our auditor, but is not required to do so.

A representative of Deloitte will be present at the annual meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to shareholder questions.

Audit Committee Report

ROLES AND RESPONSIBILITIES. The Audit Committee reviews GE Aerospace's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Our company's independent auditor, Deloitte, is responsible for expressing opinions on the conformity of the company's audited financial statements, in all material respects, with generally accepted accounting principles and on the company's internal control over financial reporting.

REQUIRED DISCLOSURES AND DISCUSSIONS. The Audit Committee has reviewed and discussed with management and Deloitte the audited financial statements for the year ended December 31, 2025, and Deloitte's evaluation of the company's internal control over financial reporting. The Audit Committee has also discussed with Deloitte the matters that are required to be discussed under applicable PCAOB and SEC requirements. Deloitte has provided to the Audit Committee the written disclosures and the PCAOB-required letter regarding its communications with the Audit Committee concerning independence, and the committee has discussed with Deloitte the firm's independence. The Audit Committee has concluded that Deloitte's provision of audit and non-audit services to the company and its affiliates during 2025 was compatible with Deloitte's independence.

AUDIT COMMITTEE RECOMMENDS INCLUDING THE FINANCIAL STATEMENTS IN THE ANNUAL REPORT. Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements for the year ended December 31, 2025, be included in our Annual Report on Form 10-K for 2025 for filing with the SEC. This report is provided by the following independent directors, who comprised the committee at that time:



ISABELLA
GOREN (Chair)

WESLEY
BUSH

EDWARD
GARDEN

CATHERINE
LESJAK

DARREN
McDEW

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee oversees the audit and non-audit services provided by the independent auditor, participates in the pre-approval of fees with the independent auditor, reviews and approves the audit plan and associated fees, and receives periodic reports on the fees paid.

The Audit Committee in some cases authorizes Deloitte to provide non-audit services. We understand the need for Deloitte to maintain objectivity and independence as the auditor of our financial statements and our internal control over financial reporting. Accordingly, the Audit Committee has established the following policies and processes related to non-audit services.

WE LIMIT THE NON-AUDIT SERVICES THAT DELOITTE CAN PROVIDE. To minimize relationships that could appear to impair Deloitte's objectivity, the Audit Committee will only pre-approve permissible, selected types of non-audit services that Deloitte may provide to us (and that otherwise would be permissible under SEC rules) and requires that the company engage Deloitte only when it is best suited for the job. For more detail, see the Audit Committee Charter (see Helpful Resources on page 88).

WE HAVE A PRE-APPROVAL PROCESS FOR NON-AUDIT SERVICES. The Audit Committee has adopted policies and procedures for pre-approving all non-audit work that Deloitte performs for us. Specifically, the Audit Committee has pre-approved the use of Deloitte for specific types of services related to merger and acquisition services related to proposed or actual transactions; employee benefit plan audits; agreed upon procedures, accounting consultations and internal control-related services; tax compliance and consultation services; and certain business advisory services. The Audit Committee has set a specific annual limit on the amount of non-audit services (audit-related and tax services) that the company can obtain from Deloitte. It has also required management to obtain specific pre-approval from the Audit Committee for any single engagement over $1 million or any types of services that have not been pre-approved. The Audit Committee chair is authorized to pre-approve any audit or non-audit service on behalf of the Audit Committee, provided these decisions are presented to the full committee at its next regularly scheduled meeting. In 2025, the Audit Committee pre-approved all services provided to the company pursuant to the policies and procedures described above.

WE HAVE HIRING RESTRICTIONS FOR DELOITTE EMPLOYEES. To avoid potential conflicts of interest, the Audit Committee has adopted restrictions on our hiring of any Deloitte partner, director, manager, staff member, advising member of the department of professional practice, reviewing actuary, reviewing tax professional and any other individuals responsible for providing audit assurance on any aspect of Deloitte's audit and review of our financial statements.

The following table summarizes the fees for professional audit services provided by Deloitte for audit services provided for, and other services provided in, the years shown:

TYPES OF FEES (IN MILLIONS)	AUDIT	AUDIT-RELATED	TAX	ALL OTHER	TOTAL
2025	$18.2	$ 1.3	$0.3	$0.1	$19.9
2024	$17.9	$ 3.0	$0.0	$0.0	$20.9

AUDIT FEES. Fees for the audit of the company's annual financial statements included in our Annual Reports on Form 10-K; the review of financial statements included in our Quarterly Reports on Form 10-Q; the audit of our internal control over financial reporting, with the objective of obtaining reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects; and services routinely provided by the auditor in connection with statutory and regulatory filings or engagements.

AUDIT-RELATED FEES. Fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and internal control over financial reporting. This includes employee benefit plan audits, and other attestations by Deloitte, including those that are required by statute, regulation, or contract.

TAX FEES. Fees related to tax compliance and tax advice and tax planning. Tax compliance involves preparation of original and amended tax returns and claims for refund.

ALL OTHER FEES. Includes fees for services that are not contained in the above categories and includes permissible advisory services.

Shareholder Proposals

Shareholder
Proposals

What are you voting on?

The following shareholder proposals will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. In accordance with the applicable proxy regulations, the text of the shareholder proposals and supporting statements, for which we accept no responsibility, are set forth below.

YOUR BOARD RECOMMENDS A VOTE AGAINST PROPOSALS 6 AND 7 FOR THE REASONS THAT WE PROVIDE FOLLOWING EACH PROPOSAL



How to find more information about the proponents. To obtain the address of the shareholder proponents, or their GE Aerospace's stock holdings, email shareholder.proposals@geaerospace.com or write to Corporate Secretary, at 1 Neumann Way, Evendale, OH 45215, and you will receive this information promptly.

PROPOSAL NO. 6
Shareholder Proposal Requesting Right to Act by Written Consent

The Accountability Board has notified us that they intend to submit the following proposal at this year's meeting:

RESOLVED: Shareholders ask the Board to take the necessary steps to permit action by written consent of the holders of outstanding stock having at least the number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

SUPPORTING STATEMENT:

Written consents allow shareholders to approve corporate action without having to wait for an annual or special meeting to be scheduled, thereby saving time and resources while ensuring a critical year-round accountability tool for shareholders. Authorization by written consent has the same effect as actions approved at a meeting, but instead of a proxy vote on an action, shareholders sign and deliver to management written consents to the action.

Giving shareholders the right to act by written consent is widely recognized as good governance.

For example, Institutional Shareholder Services (ISS) has reported that an "inability to act via written consent can block potential benefits to shareholders." It's also said the ability to act by written consent can "enhance the rights of the company's shareholders by affording them [a] means of acting in between annual meetings" and that adopting this right "is generally in shareholders' best interests."

Similarly: Glass Lewis says it "strongly supports the right of shareholders to effect change at their portfolio companies including by acting by written consent," BlackRock says that since "[s]hareholders should have the opportunity to raise issues of substantial importance without having to wait for management to schedule a meeting" they "should have the right to solicit votes by written consent," State Street says providing shareholders the right to act by written consent is appropriate, and Fidelity says it "generally will support proposals regarding shareholders' right to act by written consent."

Further, just a small sample of major companies whose proxy statements have touted the fact that their shareholders can act by written consent includes JP Morgan Chase, Home Depot, Labcorp, Northrop Grumman, Mattel, Wendy's, KraftHeinz, Motorola Solutions, Capital One, Ecolab, Walgreens Boots Alliance, Intuit, Cisco, Campbell Soup, Sysco, Oracle, and Apple.

In New York—where GE is incorporated—the law by default authorizes shareholder action by written consent in lieu of a meeting —but _unanimous_ consent is required. That means every shareholder must agree, which in a publicly traded corporation renders the right essentially impossible to exercise and, thus, useless.

However, New York law also allows a company's charter to specify a lesser threshold (so long as it's not below the vote that would be required to approve the action at a meeting). Although GE doesn't provide that option to its shareholders, it could—and should—take the steps necessary to do so. Thank you.

 **Your Board recommends a vote AGAINST this proposal.**

The Board believes that this proposal is not in the best interests of GE Aerospace shareholders, as the company's existing corporate governance practices are more appropriate.

THE BOARD BELIEVES THIS PROPOSAL IS UNNECESSARY, GIVEN OUR EXISTING CORPORATE GOVERNANCE RIGHTS FOR SHAREHOLDERS THAT PROMOTE ACCOUNTABILITY. Our existing corporate governance policies and practices provide meaningful opportunities for our shareholders to communicate their priorities and concerns to the Board, management and other shareholders. These include:

- Annual election of all directors;
- Majority voting for directors in uncontested elections, combined with a resignation policy that applies to directors who do not receive a majority of the votes cast;
- Holders of 10% of outstanding common stock have the ability to call special shareholders meetings; and
- Proxy access for director candidates nominated by eligible shareholders.

We also have a proactive, year-round shareholder engagement process, and shareholder feedback directly informs our ongoing consideration of corporate governance best practices and efforts to maintain strong shareholder rights in the best interests of the company. See Shareholder Engagement in 2025 on page 20 for additional discussion. Other than this proposal, we have not heard sentiment in our recent engagement discussions that favors expanding shareholders' ability to act by written consent for our company.

MATTERS REQUIRING SHAREHOLDER APPROVAL SHOULD BE DECIDED AT A MEETING WHERE ALL SHAREHOLDERS CAN PARTICIPATE. Actions taken through an annual or special shareholders meeting provide a more informed and equitable process for all shareholders to exercise their rights. In contrast, action by written consent can disenfranchise shareholders who do not have the opportunity to vote. Accordingly, the company's bylaws provide that shareholders holding 10% of outstanding common stock may call a special meeting. Our bylaws do not impose any restriction on agenda items, the number of shareholders who can group together to reach the 10% threshold, or timing of when a meeting can be called. Our 10% special meeting threshold is more favorable to shareholders than the special meeting rights, if any, at approximately 80% of the S&P 500 companies surveyed by FactSet. Some of the protections and advantages of shareholders meetings, which are absent in the case of action by written consent, include:

- All shareholders are sent advance notice of the shareholder meeting, including time, date and information about the proposed voting actions;
- All shareholders have a chance to participate in the process, voice their concerns, offer their perspectives and cast their votes; and
- All communications with respect to the shareholder meeting are governed by U.S. Securities and Exchange Commission rules that require fair disclosure to all shareholders, preventing a select group of shareholders from approving critical actions without advance notice to, or participation by, other shareholders or the company.

For the foregoing reasons, the Board recommends a vote **AGAINST** this proposal.

PROPOSAL NO. 7

Shareholder Proposal Requesting Report on Defense-Related Products

The Presbyterian Foundation has notified us that they intend to submit the following proposal at this year's meeting:

RESOLVED: Shareholders request that the Board of Directors commission an independent third-party report, at reasonable expense and excluding proprietary information, on the due diligence process GE Aerospace (GE) uses to determine if customers' use of its defense-related products, components, or systems contribute to human rights harms or violations of international humanitarian law (IHL) in conflict-affected and high-risk areas (CAHRA).

SUPPORTING STATEMENT

Shareholders seek information, at board and management discretion, through a report that:

- Discusses how risks associated with customer use of its products and services for military or defense purposes in CAHRA are assessed, mitigated, reported upon, and remedied; and

- Assesses if additional policies, practices, and governance measures are needed to mitigate risks.

WHEREAS: Global conflict is at its highest level since World War II. In 2024, there was a 25 percent increase in violent events compared to 2023.[1] A record number of civilians are being harmed by advanced and conventional weapons systems, with civilian deaths in conflict surging 40 percent[2] and 123 million people forcibly displaced in 2024.[3]

In response, the private sector is increasingly identifying CAHRA as a salient and material risk. For example, a survey of 1,200 CEOs indicated 97 percent of respondents had altered investment plans due to geopolitical volatility,[4] while another study found that 84 percent of the world's 26 largest investors identified "geopolitical confrontation" as a top three systemic risk.[5]

Despite this, and in contrast to its stated policies, GE faces scrutiny for its business practices. GE's Human Rights Policy states that the company "respects all internationally recognized human rights in line with the United Nations Guiding Principles on Business & Human Rights, the OECD Guidelines for Multinational Enterprises, and the International Bill of Human Rights" and "treat[s] everyone affected by our business and value chain—including workers, customers, and communities—with fairness and dignity."[6]

Despite GE's stated policies, research suggests a disconnect between the company's policy and its practices. GE has supplied engines for aircraft and ships to militaries with records of IHL violations,[7] including those in Egypt,[8] India,[9] and Saudi Arabia.[10]

GE has also provided products for Israeli Defense Forces fighter jets,[11] bombers,[12] and helicopters.[13] Some of these weapon systems have been used in Israel's military operations in Gaza since the Hamas attack in October 2023, which have been described by the International Court of Justice as having "plausible evidence of genocide," alongside other violations of international law, including war crimes and crimes against humanity.[14]

Additionally, under a previous corporate structure, General Electric was accused of supporting the Chinese military industrial complex[15] and partnering with entities linked to Uyghur forced labor.[16]

The requested report is intended to offer investors meaningful insights into the company's management of these risks, while also giving the company an opportunity to improve its practices, better align with industry peers, and mitigate material risks.

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1   https://acleddata.com/series/acled-conflict-index
2   https://www.ohchr.org/en/press-releases/2025/06/un-data-shows-surge-civilian-deaths-conflict-globally-highlights-pervasive
3   https://www.unhcr.org/us/global-trends
4   https://assets.ey.com/content/dam/ey-sites/ey-com/en_us/topics/ceo/ey-ceo-outlook-pulse-survey-january-2023-global-report.pdf
5   https://www.thinkingaheadinstitute.org/news/article/worlds-largest-investors-increasingly-concerned-on-systemic-risks/
6   https://www.geaerospace.com/sites/default/files/Human%20Rights%20Policy_EN.pdf
7   https://paxvoorvrede.nl/wp-content/uploads/2023/08/2023-Eerlijke-Geldwijzer-rapport-wapenhandel.pdf
8   https://www.hrw.org/news/2019/05/28/egypt-serious-abuses-war-crimes-north-sinai
9   https://www.aljazeera.com/news/2022/1/19/uk-asked-to-probe-indian-officials-over-kashmir-war-crimes
10   https://www.hrw.org/news/2022/04/18/yemen-latest-round-saudi-uae-led-attacks-targets-civilians
11   https://breakingdefense.com/2024/08/state-clears-potential-20b-in-weapon-sales-to-israel-including-new-f-15s/
12   https://caat.org.uk/data/countries/israel/mapped-all-the-uk-companies-manufacturing-components-for-israels-f35-combat-aircraft/
13   https://www.govconwire.com/articles/ge-aerospace-books-684m-navy-contract-to-manufacture-turboshaft-engines
14   https://truthout.org/articles/israel-used-us-arms-to-commit-at-least-20-likely-war-crimes-since-october-7/
15   https://victimsofcommunism.org/wp-content/uploads/2022/02/Corporate-Complicity-Scorecard-2.3.22.pdf
16   https://jww.org/uyghurs-china-forced-labor-companies/?companyname=general+electric&utm

 **Your Board recommends a vote AGAINST this proposal.**

The Board believes that the report requested by this proposal would not provide meaningful additional information to our shareholders, and that preparing it would not be a good use of company resources.

OUR DEFENSE-RELATED BUSINESS WITH U.S. AND OTHER GOVERNMENT CUSTOMERS IS SUBJECT TO EXTENSIVE REGULATION AND SUPPORTED BY INTERNAL COMPLIANCE PROGRAMS. Through our Defense & Propulsion Technologies segment, GE Aerospace designs, develops, manufactures and services jet engines and avionics and power systems for governments, militaries and commercial airframers worldwide. We are subject to U.S. government regulatory oversight and policy in matters relating to international sales, and in particular the transfer of products and technologies to foreign entities, and we only sell in and to countries where we are permitted to do so by the U.S. government. Sales of our defense products and services are subject to extensive international trade controls and sanctions regulations, including export controls, import controls, sanctions compliance and anti-boycott regulations. These regulations are intended to align the practices of regulated businesses like ours with national security and foreign policy objectives. Foreign military sales are regulated by the U.S. government, with review and approval by the Executive Branch and Congress, to support U.S. national security and foreign policy objectives and help avoid our products from being redirected and used for unauthorized purposes.

To meet the requirements of this regulatory framework, international sales of our defense products and services are also subject to detailed internal review through our international trade controls and sanctions compliance program that includes employee training, advance screening and ongoing due diligence reviews of customers, suppliers and business partners, as well as other controls and procedures designed to help us operate in compliance with these complex requirements. We believe that our approach of conducting defense-related business in accordance with this U.S. regulatory and policy framework is consistent with that of peer companies with similar businesses.

GE AEROSPACE ALSO MAINTAINS A HUMAN RIGHTS PROGRAM THAT SPANS OUR VALUE CHAIN, AS DESCRIBED IN OUR EXISTING REPORTING. Our company has a long history of dedication to human rights, and we regularly review our guidelines for the countries in which we operate, report on that review and identify our criteria for investing or operating in particular countries or regions. Respecting human rights is part of our integrity and compliance programs, with policies and standards embedded across our operations and value chain. For example, our publicly available Human Rights Statement of Principles describes how respecting the human rights of our workforce and those in our value chain is a core part of our commitment to integrity, with principles grounded in respect for internationally recognized human rights. The Board of Directors and its committees oversee the execution of GE Aerospace's sustainability strategies and initiatives - including human rights - as an integrated part of their oversight of GE Aerospace's overall strategy and risk management. Our operational requirements for human rights risks are set out in our Human Rights Enterprise Standard, which guides how we identify, assess, and address salient human rights risks. The standard establishes minimum requirements for risk assessment, third-party due diligence, and escalation and remediation, and is implemented through regular collaboration between our human rights risk focal and a cross-functional stakeholder group.

We strive to respect the fundamental dignity of everyone we might affect—directly or indirectly—through our operations, products and services and business relationships across the globe. We are committed to working with all our business partners and entities throughout our value chain, including agents, suppliers, and vendors, to align their policies and practices with our expectations. Our policies, principles and standards evidencing these commitments are already described in our existing reporting, including in our 2025 Sustainability Report (see Helpful Resources on page 88). As a result, the report requested by this proposal would not provide meaningful additional information to shareholders.

For the foregoing reasons, the Board recommends a vote **AGAINST** this proposal.

Excluded Shareholder Proposal

We historically have sought to exclude shareholder proposals from the proxy statement when we believe there is a strong basis for doing so under SEC rules, which prescribe various procedural and substantive requirements that the proponent and proposal must satisfy, while also taking into account stakeholder considerations. In November 2025, the SEC issued a statement that it will not respond substantively to most requests for exclusion of shareholder proposals under SEC Rule 14a-8. Following that announcement, our approach remains the same and, based on a careful review of SEC rules, prior SEC guidance and precedent, and/or judicial decisions, we determined that it was appropriate to exclude one shareholder proposal requesting a report on workplace health and safety. This is because the proposal related to the redress of a personal grievance, the company had already substantially implemented the proposal, the proponent failed to prove his eligibility to submit a proposal, and the proponent failed to provide an adequate statement regarding his availability to meet with the company. Our notice to the SEC explaining in greater detail the bases for our exclusion of this proposal is available on the SEC's website.

Submitting 2027 Proposals

The table below summarizes the requirements for shareholders who wish to submit proposals, including director nominations, for next year's Annual Meeting. Shareholders are encouraged to consult SEC Rule 14a-8 or our by-laws, as applicable, to see all applicable requirements.

	PROPOSALS FOR INCLUSION IN 2027 PROXY	DIRECTOR NOMINEES FOR INCLUSION IN 2027 PROXY (PROXY ACCESS)	OTHER PROPOSALS/NOMINEES TO BE PRESENTED AT 2027 MEETING*
Type of proposal	SEC rules permit shareholders to submit proposals for inclusion in our proxy statement by satisfying the requirements specified in SEC Rule 14a-8	A shareholder (or a group of up to 20 shareholders) owning at least 3% of GE Aerospace stock for at least 3 years may submit director nominees (up to 20% of the Board) for inclusion in our proxy statement by satisfying the requirements specified in Article VII, Section F of our by-laws	Shareholders may present proposals or director nominations directly at the Annual Meeting (and not for inclusion in our proxy statement) by satisfying the requirements specified in Article VII, Section D of our by-laws
When proposal must be received by GE Aerospace	No later than close of business (5 p.m. ET) on November 17, 2026	No earlier than October 18, 2026, and no later than close of business (5 p.m. ET) on November 17, 2026	
Where to send	**By mail:** Corporate Secretary, at 1 Neumann Way, Evendale, OH 45215 **By email:** shareholder.proposals@geaerospace.com		
What to include	The information required by SEC Rule 14a-8	The information required by our by-laws**	

*   With respect to proposals not submitted pursuant to SEC Rule 14a-8 and nominees presented directly at the 2027 Annual Meeting, SEC rules permit management to vote proxies in its discretion in certain cases if the shareholder does not comply with this deadline or, if this deadline does not apply, a deadline of the close of business (5 p.m. ET) on January 31, 2027, and in certain other cases notwithstanding the shareholder's compliance with these deadlines.
    In addition to satisfying the deadlines and other requirements under Article VII, Section D of our by-laws, SEC rules require shareholders to provide notice under SEC Rule 14a-19 of the intent to solicit proxies in support of director nominees (other than the company's nominees) by notifying the company no later than the close of business (5 p.m. ET) on March 8, 2027.

**   Our by-laws are available on GE Aerospace's website (see Helpful Resources on page 88).

Voting and Meeting Information

Voting Standards and Board Recommendations

The following table summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass and the effect of abstentions and broker non-votes on each proposal.

VOTING ITEM	BOARD RECOMMENDATION	VOTING STANDARDS	TREATMENT OF ABSTENTIONS & BROKER NON-VOTES
Election of Directors	**FOR**		
Say-on-Pay	**FOR**		
Amended LTIP	**FOR**	Majority of Votes Cast	Not counted as votes cast and therefore no effect, if any
ESPP	**FOR**		
Auditor Ratification	**FOR**		
Shareholder Proposals	**AGAINST**		

WE HAVE A MAJORITY VOTING STANDARD FOR DIRECTOR ELECTIONS. Each director nominee who receives a majority of the votes cast will be elected. Any current director who does not meet this standard is subject to the Board's policy regarding resignations by directors who do not receive a majority of "For" votes, which is described in the Board's Governance Principles (see Helpful Resources on page 88). All other matters are approved if supported by a majority of votes cast.

Meeting Information

HOW DO I ATTEND THE VIRTUAL ANNUAL MEETING? To participate in the meeting, you must have your 16-Digit Control Number that is shown on your Notice of Internet Availability of Proxy Materials (Notice) or, if you received a printed copy of the proxy materials, on your proxy card or the voting instruction form that accompanied your proxy materials. If the Notice or voting instruction form that you received does not indicate that you may vote your shares through the www.proxyvote.com website, you should contact your bank, broker or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" (which will contain a 16-digit control number that will allow you to attend, participate in or vote at the meeting). You may access the Annual Meeting by visiting www.virtualshareholdermeeting.com/GEAerospace2026. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting log-in page. Technical support will be available starting 15 minutes prior to the meeting. The virtual meeting format for the Annual Meeting is designed to enable full and equal participation by all of our shareholders from any place in the world at little to no cost.

CAN I ASK A QUESTION AT THE VIRTUAL ANNUAL MEETING? Shareholders of record will be able to submit questions either before (by going to www.proxyvote.com) or during the virtual meeting (by going to the Annual Meeting Website) by typing the question into the "Ask a Question" field and clicking "Submit." We will answer questions that comply with the meeting rules of conduct during the Annual Meeting, subject to time constraints. If we receive substantially similar questions, we may group such questions together. Questions related to personal matters, that are not pertinent to Annual Meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting will not be addressed during the meeting. If there are questions pertinent to Annual Meeting matters that cannot be answered during the Annual Meeting due to time constraints, management will post answers to such questions at www.geaerospace.com/investor-relations.

WHAT DO I DO IF I NEED TECHNICAL ASSISTANCE DURING THE MEETING? If you encounter any difficulties accessing the meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

Voting Information

WHO IS ENTITLED TO VOTE? Shareholders of record at the close of business on March 9, 2026, are eligible to vote at the meeting. Our voting securities consist of our $0.01 par value common stock, and there were 1,044,829,602 shares outstanding on the record date.

WHAT SHARES ARE INCLUDED ON THE PROXY FORM? If you are a shareholder of record, you will receive only one Notice or proxy form for all the shares of common stock you hold in certificate form, in book-entry form and in any company benefit plan.

Please vote proxies for all accounts to ensure that all of your shares are voted. If you wish to consolidate multiple registered accounts, contact EQ at 1-800-786-2543 or at www.shareowneronline.com.

HOW DO I VOTE MY SHARES IF I AM A RECORD HOLDER?

If your name is registered on GE Aerospace's shareholder records as the owner of shares, you are the "record holder." If you hold shares as a record holder, there are four ways that you can vote your shares.

• **Over the Internet.** Vote at www.proxyvote.com. The internet voting system is available 24 hours a day until 11:59 p.m. Eastern Time on Monday, May 4, 2026. Once you enter the internet voting system, you can record and confirm (or change) your voting instructions.

  You will need the 16-digit number included on your proxy card (if you received a paper copy of the proxy materials) to obtain your records and to vote.

• **By telephone.** You can vote by calling 1-800-690-6903. The telephone voting system is available 24 hours a day in the United States until 11:59 p.m. Eastern Time on Monday, May 4, 2026. Once you enter the telephone voting system, a series of prompts will tell you how to record and confirm (or change) your voting instructions.

  You will need the 16-digit number included on your Notice or your proxy card (if you received a paper copy of the proxy materials) in order to vote by telephone.

• **By mail.** If you received a paper copy of the proxy materials, mark your voting instructions on the proxy card and sign, date and return it in the postage-paid envelope provided. If you received only a Notice but want to vote by mail, the Notice includes instructions on how to request a paper proxy card. For your mailed proxy card to be counted, we must receive it before 11:59 p.m. Eastern Time on Monday, May 4, 2026.

• **Online at the Annual Meeting.** You may vote and submit questions while attending the Annual Meeting online via live audio webcast. Shares held in your name as the shareholder may be voted by you, while the polls remain open, at www.virtualshareholdermeeting.com/GEAerospace2026 during the meeting.

  You will need the 16-digit number included on your Notice or your proxy card (if you received a paper copy of the proxy materials) in order to be able to vote and enter the meeting.

  Even if you plan to attend the Annual Meeting online, we encourage you to vote in advance by internet, telephone or mail so that your vote will be counted even if you later decide not to attend the Annual Meeting.

HOW DO I VOTE MY SHARES IF MY SHARES ARE HELD BY A BROKER, BANK OR OTHER NOMINEE?

For those shareholders whose shares are held by a broker, bank or other nominee, you must complete and return the voting instruction form provided by your broker, bank or nominee in order to instruct your broker, bank or nominee on how to vote. If you do not provide the broker or nominee that holds your shares with voting instructions, the broker or nominee will determine if it has the discretionary authority to vote on your behalf.

The determination of whether a proposal is "routine" or "non-routine" will be made by the NYSE or by Broadridge Financial Solutions, our independent agent to receive and tabulate shareholder votes, based on NYSE rules that regulate member brokerage firms. If a proposal is deemed "routine" and you do not give instructions to your broker or nominee, they may, but are not required to, vote your shares with respect to the proposal. If the proposal is deemed "non-routine" and you do not give instructions to your broker or nominee, they may not vote your shares with respect to the proposal and the shares will be treated as broker non-votes.

Therefore, if you do not provide voting instructions to your broker or nominee, your broker or nominee may only vote your shares on routine matters properly presented for a vote at the Annual Meeting. To ensure that your shares are counted in the proposals to come before the Annual Meeting, we encourage you to provide instructions on how to vote your shares. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.

In addition, if you attend the virtual Annual Meeting and have a 16-digit control number, you will be able to cast your vote via the online meeting platform during a designated portion of the meeting. Have your Notice, proxy card or proxy form with the 16-digit control number available when you access the virtual Annual Meeting.

HOW DO I VOTE FOR SHARES HELD IN THE GE AEROSPACE RETIREMENT SAVINGS PLAN?

If you are a GE Aerospace RSP participant, the trustee of the RSP trust will vote the shares allocable to your RSP account as of March 9, 2026 as you instruct (you should consider this date the "record date" for purposes of the shares allocable to your RSP account). You may give instructions via telephone or the internet or by mailing the proxy form. If your valid proxy form is received by April 30, 2026 and it does not specify a choice, the trustee will vote the shares as the Board recommends.

If your proxy form is not received by April 30, 2026 and you did not submit a vote via telephone or the internet by that date, shares allocable to your RSP account will not be voted. You may revoke a previously delivered proxy by either notifying the inspector of election in writing that you wish to revoke or by delivering a subsequent proxy by April 30, 2026. The address for the inspector of election is First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095. For more information about the voting process, you can call the GE Aerospace Retirement Service Center at 1-877-554-3777.

HOW WILL PROXIES BE VOTED?

• **Proxies will be voted as you specify for or, if you don't specify, as recommended by the Board.** Shareholders should specify their choice for each matter on the proxy form. If no specific instructions are given, proxies which are signed and returned will be voted in accordance with the Board's recommendations.

• **What happens if other matters are properly presented at the Annual Meeting.** If any matter not described in this proxy statement is properly presented for a vote at the Annual Meeting, the persons named on the proxy will vote in accordance with their judgment.

• **What happens if a director nominee is unable to serve.** We do not know of any reason why any nominee would be unable to serve as a director. If any nominee is unable to serve, the Board can either nominate a different individual or reduce the Board's size. If it nominates a different individual, the shares represented by all valid proxies will be voted for that nominee.

CAN I CHANGE MY VOTE?

You may change your vote by revoking your proxy at any time before it is exercised, which can be done by voting electronically during the meeting, by delivering a new proxy or by notifying the inspector of election in writing. If your GE Aerospace shares are held for you in a brokerage, bank or other institutional account, you must contact that institution to revoke a previously authorized proxy. The address for the inspector of election is First Coast Results, Inc., 200 Business Park Circle, Suite 112, Saint Augustine, FL 32095.

HOW ARE VOTES COUNTED?

Each share counts as one vote.

WHAT IS NOTICE AND ACCESS?

The SEC's notice and access rule allows companies to deliver a Notice to shareholders in lieu of a paper copy of the proxy statement and annual report. The Notice provides instructions as to how shareholders can access the proxy statement and the annual report online, contains a listing of matters to be considered at the Annual Meeting and sets forth instructions as to how shares can be voted. Instructions for requesting a paper copy of the proxy statement and the annual report are set forth on the Notice.

Shares must be voted by internet, by phone or by completing and returning a proxy form. Shares cannot be voted by marking, writing on and/or returning the Notice. Any Notices that are returned will not be counted as votes.

WHAT ARE BROKER NON-VOTES?

Broker non-votes occur on a matter up for vote when a broker, bank or other holder of shares you own in "street name" is not permitted to vote on that particular matter without instructions from you, you do not give such instructions and the broker, bank or other nominee indicates on its proxy form, or otherwise notifies us, that it does not have authority to vote its shares on that matter. Whether a broker has authority to vote its shares on uninstructed matters is determined by NYSE rules.

IS MY VOTE CONFIDENTIAL?

Individual votes of shareholders are kept private, except as necessary to meet legal requirements. Only the independent inspector and certain employees of GE Aerospace and its agents have access to proxies and other individual shareholder voting records, and they must acknowledge in writing their responsibility to comply with this confidentiality policy.

Other Information

WHO IS SOLICITING MY PROXY AND WHO PAYS THE EXPENSE OF SUCH SOLICITATIONS?

Your proxy is being solicited on behalf of the Board. Proxies will be solicited by mail, telephone, other electronic means or in person, and we will pay the solicitation costs. Copies of proxy materials will be supplied to brokers, dealers, banks and voting trustees, or their nominees, to solicit proxies from beneficial owners, and we will reimburse these institutions for their reasonable expenses. Sodali & Co has been retained to assist in soliciting proxies for a fee that we currently anticipate to be $45,000 plus distribution costs, costs related to any additional solicitation efforts we may determine to undertake and other expenses.

WHAT IS "HOUSEHOLDING"?

Shareholders sharing a single address may receive only one copy of the proxy statement and annual report or the Notice, unless the transfer agent, broker, bank or other nominee has received contrary instructions from any owner at that address. This practice, known as householding, is designed to reduce printing and mailing costs.

- **To receive separate copies.** To request an individual copy of this proxy statement and our annual report, or the materials for future meetings, write to sendmaterial@proxyvote.com with the control number from your Notice in the subject line, or call 1-800-579-1639. We will promptly deliver them to you.

- **To stop receiving separate copies.** If you currently receive separate copies of these materials and wish to receive a single copy in the future, you will need to contact your broker, bank or other institution where you hold your shares.

HOW CAN YOU OBTAIN MORE INFORMATION?

If you have any questions about the proxy voting process, please contact the broker, bank or other institution where you hold your shares. The SEC also has a website (see Helpful Resources on page 88) with more information about your rights as a shareholder. Additionally, you may contact our Investor Relations team by following the instructions on our Investor Relations website (see Helpful Resources on page 88).

HOW YOU CAN ACCESS THE PROXY MATERIALS ELECTRONICALLY OR SIGN UP FOR ELECTRONIC DELIVERY ... AND DONATE TO AMERICAN FORESTS

Important Notice Regarding the Availability of GE Aerospace's Proxy Materials for the 2026 Annual Meeting to be held on May 5, 2026:

This proxy statement and our annual report may be viewed online at GE Aerospace's Annual Meeting website (see Helpful Resources on page 88). Shareholders can also sign up to receive proxy materials electronically by following the instructions below. GE Aerospace will make a $1.00 donation to American Forests to help restore national forests throughout the United States for every shareholder who signs up for electronic delivery.

If you hold your GE Aerospace shares directly with the company and you would like to receive future proxy materials electronically, please visit our Shareholder Services page of our Investor Relations website (see Helpful Resources on page 88) and follow the instructions there. If you choose this option, you will receive an email with links to access the materials and vote your shares, and your choice will remain in effect until you notify us that you wish to resume mail delivery of these documents.

If you hold your GE Aerospace shares through a bank, broker or other holder of record and you would like to receive future proxy materials electronically, please refer to the information provided by that entity for instructions on how to elect this option.

HOW RECORD SHAREHOLDERS AND RSP PARTICIPANTS CAN REQUEST COPIES OF OUR ANNUAL REPORT

If you hold your shares directly with us and previously elected not to receive an annual report for a specific account, you may request a copy, free of charge, by:

- **Calling** 1-800-579-1639
- **Going online** to www.proxyvote.com
- **Emailing** sendmaterial@proxyvote.com with the control number from your Notice in the subject line

In addition, participants in the GE Aerospace RSP may request copies of our annual report by calling the GE Aerospace Retirement Service Center at 1-877-554-3777.

Explanation of Non-GAAP Financial Measures and Performance Metrics

As noted throughout, in this proxy statement we reference certain non-GAAP financial measures. Information on why GE Aerospace uses these non-GAAP financial measures and how these measures are calculated is presented either in the Management's Discussion and Analysis within our Annual Report on Form 10-K for the year ended December 31, 2025 on the pages of the 10-K indicated after each measure (see Helpful Resources on page 88), or as noted below.

- Adjusted revenue (page 20)
- Operating profit and operating profit margin (page 20)
- Free cash flow (page 22)
- Adjusted earnings per share (page 21)

On January 4, 2023, we completed the spin-off GE HealthCare, and as a result we recast our audited financial statements for 2021 and 2022 to reflect the reclassification of GE HealthCare into discontinued operations and the adoption of certain accounting standards updates. Free cash flow for 2021 and 2022, included as a company-selected performance measure for the Pay versus Performance disclosure, is presented pre-separation and includes GE HealthCare in continuing operations, and is calculated from the company's financial statements included in the Annual Report on form 10-K for the year-ended December 31, 2022 and reflects further adjustments for other items that are considered not representative of underlying trends of GE Aerospace's business.

On April 2, 2024, we completed the spin-off GE Vernova, and as a result we recast our audited financial statements for 2022 and 2023 to reflect the reclassification of GE Vernova into discontinued operations and the adoption of certain accounting standards updates. Free cash flow for 2022 and 2023, included as a company-selected performance measure for the Pay versus Performance disclosure, is presented pre-separation and includes GE Vernova in continuing operations, and is calculated from the company's financial statements included in the Annual Report on form 10-K for the year-ended December 31, 2023 and reflects further adjustments for other items that are considered not representative of underlying trends of GE Aerospace's business.

Beginning in the third quarter of 2025, we included dispositions of property, plant and equipment in the calculation of free cash flow for all reporting periods. The 2025 AEIP free cash flow threshold, target and maximum performance levels were established prior to this change in calculation. As a result, the free cash flow financial performance result for the 2025 AEIP reflects free cash flow on a consistent basis to the target calculation, which excludes $123 million of cash flow from dispositions of property, plant and equipment.

Appendix A

GE Aerospace 2022 Long-Term Incentive Plan

Amended and restated as of May 5, 2026

Section I.   Purpose

The purpose of this GE Aerospace 2022 Long-Term Incentive Plan is to attract, retain and motivate current and prospective employees, officers, non-employee directors and other service providers of the Company. Stock- and performance-based compensation provided under this Plan is designed to align such individuals' interests and efforts with those of the Company's shareholders.

Section II.   Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a)   "Act" means the Securities Exchange Act of 1934.

(b)   "Affiliate" means any company or business entity under the direct or indirect control of the Company, and any company or business entity in which the Company has a 50% or more interest, in each case, as determined by the Committee.

(c)   "Award" means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Award or Other Stock-Based Award, or any combination of these, granted to a Participant pursuant to the provisions of the Plan.

(d)   "Award Agreement" means a written or electronic agreement or other instrument implementing the grant of each Award. An Award Agreement may be in the form of an agreement to be executed by the Participant (or both the Participant and an authorized representative of the Company), or in the form of certificates, notices or similar instruments as approved by the Committee and designated as such.

(e)   "Board" means the Board of Directors of the Company.

(f)   "Cause" means, except as otherwise provided in an Award Agreement, as determined in the sole discretion of the Committee, the Participant's:

(i)   breach of the Employee Innovation and Proprietary Information Agreement or any other confidentiality, non-solicitation or non-competition agreement with the Company or any Affiliate, or breach of a material term of any other agreement between the Participant and the Company or any Affiliate;

(ii)   engagement in conduct that results in, or has the potential to cause, material harm financially, reputationally, or otherwise to the Company or any Affiliate;

(iii)   commission of an act of dishonesty, fraud, embezzlement or theft;

(iv)   conviction of, or plea of guilty or no contest to a felony or crime involving moral turpitude; or

(v)   failure to comply with the Company's or any Affiliate's policies and procedures, including but not limited to The Spirit and Letter.

A Participant's employment or service will be deemed to have been terminated for Cause if the Committee determines subsequent to such termination that Cause existed at the time of such termination.

(g)   "Change in Control" means, except as otherwise provided in an Award Agreement, the occurrence of any one of the following events:

(i)   a transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby a Person directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Act) of 50% or more of either (A) the then-outstanding shares of Common Stock (the "Outstanding Shares") or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Voting Securities");

(ii)   the consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the Company's assets (a "Business Combination"), unless following such Business Combination all or substantially all of the beneficial owners of the Outstanding Shares or Outstanding Voting Securities immediately prior to the Business Combination beneficially own (directly or indirectly) more than 50% of the then-outstanding shares of common stock or combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors of the entity resulting from the business combination (including an entity that as a result of the Business Combination owns (directly or indirectly) the Company or all or substantially all of the Company's assets in substantially the same proportions as their ownership immediately prior to the Business Combination.

For the avoidance of doubt, a public offering, internal restructuring or transfer of Common Stock or assets to any Affiliate will not be treated as a Change in Control.

(h)   "Change in Control Price" means the amount determined by the Committee in its sole discretion based on the following clauses, whichever the Committee determines is applicable, as follows: (i) the price per share offered to holders of Common Stock in any merger or consolidation, tender offer or exchange offer whereby a Change in Control takes place (ii) the per share Fair Market Value of the Common Stock immediately before the Change in Control, without regard to assets sold in the Change in Control and assuming the Company has received the consideration paid therefor, or (iii) the value per share of the Common Stock that may otherwise be obtained with respect to such Awards or to which such Awards track, as determined by the Committee as of the date of cancellation and surrender of such Awards. In the event that the consideration offered to shareholders of the Company in a Change in Control consists of anything other than cash, the Committee shall determine in its sole discretion the fair cash equivalent of such non-cash consideration.

(i)   "Code" means the Internal Revenue Code of 1986.

(j)   "Committee" means the Management Development and Compensation Committee of the Board (or its successor) or such other committee as designated by the Board to administer the Plan; provided, however, that with respect to Awards granted to non-employee directors, "Committee" means the Governance and Public Affairs Committee of the Board (or its successor) or such other committee as designated by the Board to administer the Plan with respect to such Awards.

(k)   "Common Stock" means the common stock of the Company, $0.01 par value per share, or such other class or kind of shares or other securities as may be applicable under Section XV.

(l)　"Company" means General Electric Company (a New York corporation), operating as GE Aerospace, and, except as utilized in the definition of Change in Control, any successor corporation.

(m)　"Disability" means, except as otherwise provided in an Award Agreement, the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. A determination of Disability shall be made by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances, and in this respect, Participants shall submit to an examination by a physician upon request by the Committee.

(n)　"Dividend Equivalent" means an amount payable in cash or Common Stock, as determined by the Committee, equal to the dividends that would have been paid to the Participant if the share of Common Stock with respect to which the Dividend Equivalent relates had been owned by the Participant.

(o)　"Eligible Person" means any current or prospective employee, officer, non-employee director or other service provider of the Company or any of its Affiliates; provided, however, that Incentive Stock Options may only be granted to employees of the Company or any of its "subsidiary corporations" within the meaning of Section 424 of the Code.

(p)　"FASB ASC Topic 718" means the Financial Accounting Standards Board Accounting Standards Codification Topic 718 or any successor accounting standard.

(q)　"Fair Market Value" means as of any date, (i) the closing sales price of a share of Common Stock as quoted on the New York Stock Exchange or such other source as the Committee deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale is reported), or (ii) in the absence of an established market for the Common Stock, the value determined in good faith by the Committee by the reasonable application of a reasonable valuation method, taking into account factors consistent with Treasury Department regulation 1.409A-1(b)(5)(iv)(B) as the Committee deems appropriate.

(r)　"Good Reason" means, except as otherwise provided in an Award Agreement, any of the following, in each case, without the Participant's consent: (i) a material reduction in the Participant's base salary, (ii) a material breach by the Company or its Affiliate of any material provision of any agreement between the Participant and the Company or its Affiliate, or (iii) a material diminution in the Participant's title, authority, duties, responsibilities or reporting relationships; provided, however, that the Termination of Employment or Separation from Service shall not be for Good Reason unless: (A) the Participant has provided written notice to the Chief Human Resources Officer of the Company of the existence of the circumstances providing grounds for termination for Good Reason within 30 calendar days of the date the Participant first becomes aware of such circumstances, (B) the Company or its Affiliate has been given at least 30 calendar days from the date on which such notice is provided to cure such circumstances (the "cure period"), and (C) the Termination of Employment or Separation from Service occurs within 30 calendar days following the Company's or Affiliate's failure to cure such circumstances within the cure period. For the avoidance of doubt, the sale, disposition or spin-off of any one or more businesses of the Company or its Affiliates, or any transaction following which the Company's (or its successor's) common equity is not publicly traded on a nationally recognized securities exchange or through a national market quotation service, shall not be deemed a material reduction in the Participant's title, authority, duties, responsibilities or reporting relationships.

(s)　"Incentive Stock Option" means an Option that is intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(t)　"Nonqualified Stock Option" means an Option that is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code.

(u)　"Option" means a right to purchase a number of shares of Common Stock at such exercise price, at such times and on such other terms and conditions as are specified in or determined pursuant to an Award Agreement. Options granted pursuant to the Plan may be Incentive Stock Options or Nonqualified Stock Options.

(v)　"Other Stock-Based Award" means an Award granted to an Eligible Person as described in Section XI.

(w)　"Participant" means any Eligible Person to whom Awards have been granted by the Committee and, if applicable, the authorized transferee of such individual.

(x)　"Performance Award" means an Award described in Section XII pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria established for such performance period as specified in the Award Agreement.

(y)　"Person" shall have the meaning given in Section 3(a)(9) of the Act, as modified and used in Sections 14(d) and 15(d) thereof, except that such term shall not include (i) the Company or any Affiliate, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Affiliate, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(z)　"Plan" means this GE Aerospace 2022 Long-Term Incentive Plan.

(aa)　"Prior Plan" means the GE 2007 Long-Term Incentive Plan.

(bb)　"Restricted Stock" means an Award or issuance of Common Stock the vesting and/or transferability of which is subject during specified periods of time to such terms and conditions (including continued employment or engagement or performance conditions) as the Committee determines.

(cc)　"Restricted Stock Unit" means an Award denominated in units of Common Stock under which the issuance of shares of Common Stock (or cash payment in lieu thereof) is subject to such terms and conditions (including continued employment or engagement or performance conditions) as the Committee determines.

(dd)　"Retirement" means, except as otherwise provided in an Award Agreement, attainment of age 60 and completion of five years of continuous employment with the Company and its Affiliates.

(ee)　"Separation from Service" or "Separates from Service" means a Termination of Employment or other cessation of service that constitutes a "separation from service" within the meaning of Section 409A of the Code.

(ff)　"Stock Appreciation Right" or "SAR" means a right that entitles the Participant to receive, in cash or Common Stock or a combination thereof, as determined by the Committee, value equal to the excess of (i) the Fair Market Value of a specified number of shares of Common Stock at the time of exercise over (ii) the exercise price of the right, as established by the Committee on the date of grant.

(gg)　"Substitute Awards" means Awards granted or Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted (or the right or obligation to make future awards) by a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines.

(hh) "Termination of Employment" means, except as otherwise provided in an Award Agreement or as otherwise determined by the Committee, ceasing to serve as an employee of the Company and its Affiliates or, with respect to a non-employee director or other service provider, ceasing to serve as such for the Company and its Affiliates; provided, however, that with respect to all or any Awards held by a Participant, the Committee may determine that (i) a leave of absence (including as a result of a Participant's short-term or long-term disability or other medical leave) or employment on a less than full-time basis is considered a "Termination of Employment," (ii) service as a member of the Board or other service provider to the Company or an Affiliate shall constitute continued employment with respect to Awards granted to a Participant while he or she served as an employee of the Company or an Affiliate, or (iii) service as an employee of the Company or an Affiliate shall constitute continued service/employment with respect to Awards granted to a Participant while he or she served as a member of the Board or other service provider to the Company or an Affiliate. The Committee shall determine whether any corporate transaction, such as a sale or spin-off of a division or Affiliate that employs or engages a Participant, shall be deemed to result in a Termination of Employment with the Company and its Affiliates for purposes of any affected Participant's Awards, and the Committee's decision shall be final and binding. For purposes of determining the time of payment of any Award that is subject to Section 409A of the Code and provides for payment upon a Termination of Employment, a Termination of Employment shall not be deemed to occur for such purpose (as opposed to another purpose, such as vesting) until such Participant's Separation from Service.

Section III.   Eligibility

Any Eligible Person is eligible for selection by the Committee to receive an Award.

Section IV.   Effective Date and Termination of Plan

This Plan became effective on May 4, 2022 (the "Effective Date") and shareholders of the Company approved a decrease to the aggregate number of shares of Common Stock issuable under the Plan effective as of May 5, 2026 (the "Amendment Effective Date"). The Plan shall remain available for the grant of Awards until the 10th anniversary of the Amendment Effective Date; provided, however, that no Incentive Stock Option may be granted under this Plan after February 6, 2036. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards granted prior to such termination.

Section V.   Shares Subject to the Plan and to Awards

(a) Aggregate Limits. As of the Amendment Effective Date, the aggregate number of shares of Common Stock issuable under the Plan shall be equal to (i) 50 million shares of Common Stock, plus (ii) the shares of Common Stock subject to Awards outstanding as of December 31, 2025, plus (iii) any shares of Common Stock that become available for issuance under the Plan pursuant to Section V(c). The aggregate number of shares of Common Stock available for grant under this Plan and the number of shares of Common Stock subject to Awards outstanding at the time of any event described in Section XV shall be subject to adjustment as provided in Section XV. The shares of Common Stock issued under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market or in private transactions.

(b) Issuance of Shares; Fungible Ratio. For purposes of Section V(a), the aggregate number of shares of Common Stock issued under this Plan at any time shall equal only the number of shares of Common Stock actually issued upon exercise or settlement of an Award; provided that each share issued pursuant to an Award of Options or Stock Appreciation Rights shall be counted against the limit in Section V(a) as one share and each share issued pursuant to any other Award type shall be counted against such limit as 2.21 shares. The aggregate number of shares available for issuance under this Plan at any time shall not be reduced by shares subject to Awards that have been canceled, terminated, expired unexercised, forfeited or settled in cash; provided, however, that (i) shares subject to Awards that have been retained or withheld by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award (including shares that were subject to an Award but were not issued or delivered as a result of the net settlement or net exercise of such Award) and (ii) shares repurchased on the open market with the proceeds of an Option exercise, in each case, shall not be available for issuance under this Plan.

(c) Prior Plan Awards. Shares of Common Stock subject to awards granted under the Prior Plan that are canceled, terminated, expired unexercised, forfeited or settled in cash following the Effective Date shall become available for issuance under this Plan on a one-for-one basis; provided,

however, that shares of Common Stock subject to awards granted under the Prior Plan that have been retained or withheld by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of such award shall not become available for issuance under this Plan.

(d) Substitute Awards. Substitute Awards shall not reduce the shares of Common Stock authorized for issuance under the Plan. Additionally, in the event that a company acquired by the Company or any Affiliate, or with which the Company or any Affiliate combines, has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for issuance under the Plan; provided that Awards using such available shares (i) shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, (ii) shall only be made to individuals who were not employees or service providers of the Company or its Affiliates at the time of such acquisition or combination, and (iii) shall comply with the requirements of any stock exchange, market or quotation system on which the Common Stock is traded, listed or quoted.

(e) Tax Code Limits. The aggregate number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall be equal to 50 million, which number shall be calculated and adjusted pursuant to Section XV only to the extent that such calculation or adjustment will not affect the status of any Option intended to qualify as an Incentive Stock Option under Section 422 of the Code.

(f) Limits on Non-Employee Director Compensation. The aggregate dollar value of equity-based and cash compensation granted under this Plan or otherwise to any non-employee director (determined at the grant date and, for equity-based Awards, in accordance with FASB ASC Topic 718) shall not exceed $1 million (U.S. dollars) during any calendar year.

Section VI.   Administration of the Plan

(a) Administrator of the Plan. The Plan shall be administered by the Committee. To the maximum extent permissible under applicable law, the Committee (or any successor) may by resolution delegate any or all of its authority to one or more subcommittees composed of one or more directors or officers of the Company (with the power to re-delegate such authority), and any such subcommittee (or its delegate) shall be treated as the Committee for all purposes under this Plan; provided, however, that no Award may be granted to an Eligible Person who is then subject to Section 16 of the Act in respect of the Company by any such subcommittee unless such subcommittee is composed solely of two or more "non-employee directors" within the meaning of Rule 16b-3(b)(3) promulgated under the Act. The Committee may designate and delegate to one or more officers or employees of the Company or any Affiliate, and/or one or more agents, authority to assist the Committee in any or all aspects of the day-to-day administration of the Plan and/or of Awards granted under the Plan.

(b) <u>Powers of Committee</u>. Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including:

(i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein;

(ii) to determine the Eligible Persons to which Awards shall be granted, if any, hereunder and the timing of any such Awards;

(iii) to prescribe and amend the terms of the Award Agreements, to grant Awards and to determine the terms and conditions thereof;

(iv) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, vesting, exercise or settlement of any Award;

(v) to prescribe and amend the terms or form of any document or notice required to be delivered to the Company or the applicable Affiliate by Participants under this Plan;

(vi) to determine the extent to which adjustments are required pursuant to Section XV;

(vii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Committee, in good faith, determines that it is appropriate to do so;

(viii) to approve corrections in the documentation or administration of any Award; and

(ix) to make all other determinations it deems necessary or advisable for the administration of this Plan.

The Committee may, in its sole and absolute discretion, without amendment to the Plan but subject to the limitations otherwise set forth in Section XIX: (i) waive or amend the operation of Plan provisions respecting vesting, exercise or settlement in connection with a Termination of Employment or Separation from Service, and/or (ii) waive, settle or adjust any of the terms of any Award so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe).

(c) <u>Determinations by the Committee</u>. All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan and the terms and conditions of (or operation of) any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations, including the

recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

(d) <u>Indemnification</u>. Subject to requirements of applicable law, each individual who is or shall have been a member of the Board, the Committee or an officer or manager of the Company to whom authority was delegated in accordance with Section VI shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit or proceeding against him or her; provided, that he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section VII. Plan Awards

(a) <u>Terms Set Forth in Award Agreement</u>. Awards may be granted to Eligible Persons as determined by the Committee at any time, and from time to time, prior to the termination of the Plan. Receipt of an Award does not obligate the Committee to provide future Awards to an Eligible Person. The terms and conditions of each Award shall be set forth in an Award Agreement that includes (other than for Restricted Stock) the time or times at or within which the shares of Common Stock or cash, as applicable, may be acquired from the Company and the consideration, if any, that must be paid. Such Award Agreement may contain, incorporate or reference such applicable terms and conditions described in this Plan and/or such other terms and conditions determined by the Committee consistent with its authority under this Plan. The terms of Awards may vary among Participants, and the Plan does not impose upon the Committee any requirement to make Awards subject to uniform terms or interpretations. Accordingly, individual Award Agreements may vary.

(b) <u>Termination of Employment</u>. Subject to the express provisions of the Plan, the Committee shall specify before, at, or after the time of grant of an Award the provisions governing the effect(s) upon an Award of a Participant's Termination of Employment or Separation from Service.

(c) <u>Rights of a Shareholder</u>. Except as otherwise set forth in the applicable Award Agreement, a Participant shall have no rights as a shareholder (including voting rights) with respect to shares of Common Stock covered by an Award, other than Restricted Stock, until the date the Participant becomes the holder of record of such shares of Common Stock. No adjustment shall be made for dividends or other rights for which the record date is prior to such date, except as provided in Sections X(b), XI(b), XII or XV of this Plan or as otherwise provided by the Committee.

(d) <u>Fractional Shares</u>. The Committee, in its sole discretion, shall determine whether fractional shares of Common Stock may be issued pursuant to an Award or in settlement thereof and shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares. In addition, the Committee shall determine whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section VIII. Options

(a) <u>Grant, Term and Price</u>. The grant, issuance, vesting, exercise or settlement of any Option shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of an Option shall in no event be greater than 10 years, except that the term of an Option (other than an Incentive Stock Option) shall be automatically extended if the Participant holding such Option is prohibited by law or the Company's insider trading policy from exercising the Option at the time of its scheduled expiration, in which case the Option shall expire on the 30th day following the date such prohibition no longer applies. The Committee will establish the price at which Common Stock may be purchased upon exercise of an Option, which may not be less than the Fair Market Value of such shares on the date of grant unless (i) such Option is granted as a Substitute Award and (ii) such exercise price is based on a formula set forth in the terms of the original option agreement or the applicable merger or acquisition agreement that satisfies the requirements of Section 424(a) of the Code if such options are Incentive Stock Options and Section 409A of the Code if such options are Nonqualified Stock Options. The exercise price of any Option may be paid by such methods as determined by the Committee, including by cash in U.S. dollars, by an irrevocable commitment to use the proceeds from a sale of shares of Common Stock issuable under an Option, by delivery of previously owned shares of Common Stock or by withholding of shares of Common Stock otherwise deliverable upon exercise.

(b) <u>No Repricing without Shareholder Approval</u>. Other than in connection with a change in the Company's capitalization (as described in Section XV), the Committee shall not, without shareholder approval: (i) reduce the exercise price of a previously awarded Option or (ii) at any time when the exercise price of a previously awarded Option is above the Fair Market Value of a share of Common Stock, cancel and re-grant or exchange such Option for cash or a new Award with a lower (or no) exercise price.

(c) <u>No Reload Grants</u>. Options shall not be granted under the Plan in consideration for, and shall not be conditioned upon the delivery of, shares of Common Stock to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

(d) <u>Incentive Stock Options</u>. Notwithstanding anything to the contrary in this Section VIII, in the case of the grant of an Incentive Stock Option, if the Participant owns stock possessing more than 10% of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110% of the Fair Market Value of the shares of Common Stock on the date of grant and the Option must expire within a period of not more than five years from the date of grant. Further notwithstanding anything to the contrary in this Section VIII, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed Nonqualified Stock Options) to the extent that either (i) the aggregate Fair Market Value of shares of Common Stock (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any of its "subsidiary corporations" within the meaning of Section 424 of the Code) exceeds $100,000, taking Options into account in the order in which they were granted, or (ii) such Options otherwise remain exercisable but are not exercised within three months (or such other period of time provided in Section 422 of the Code) of separation of service (as determined in accordance with Section 3401(c) of the Code).

(e) <u>No Shareholder Rights</u>. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Option or any shares of Common Stock subject to an Option until the Participant has become the holder of record of such shares.

Section IX. Stock Appreciation Rights

(a) <u>General Terms</u>. The grant, issuance, vesting, exercise or settlement of any Stock Appreciation Right shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of a Stock Appreciation Right shall in no event be greater than 10 years, except that the term of a Stock Appreciation Right shall be automatically extended if the Participant holding such Stock Appreciation Right is prohibited by law or the Company's insider trading policy from exercising the Stock Appreciation Right at the time of its scheduled expiration, in which case the Stock Appreciation Right shall expire on the 30th day following the date such prohibition no longer applies. Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of Options granted under the Plan ("tandem SARs") or not in conjunction with other Awards ("freestanding SARs"). Upon exercise of a tandem SAR as to some or all of the shares covered by the grant, the related Option shall be canceled automatically to the extent of the number of shares covered by such exercise. Conversely, if the related Option is exercised as to some or all of the shares covered by the grant, the related tandem SAR shall be canceled automatically to the extent of the number of shares covered by such exercise. Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option, provided that the Fair Market Value of Common Stock on the date of the SAR's grant is not greater than the exercise price of the related Option. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section VIII and all tandem SARs shall have the same exercise price as the Option to which they relate. Subject to the provisions of Section VIII and the immediately preceding sentence, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Common Stock, cash, Restricted Stock or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement.

(b) <u>No Repricing without Shareholder Approval</u>. Other than in connection with a change in the Company's capitalization (as described in Section XV), the Committee shall not, without shareholder approval, reduce the exercise price of a previously awarded Stock Appreciation Right, and at any time when the exercise price of a previously awarded Stock Appreciation Right is above the Fair Market Value of a share of Common Stock, the Committee shall not, without shareholder approval, cancel and re-grant or exchange such Stock Appreciation Right for cash or a new Award with a lower (or no) exercise price.

(c) <u>No Shareholder Rights</u>. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of a Stock Appreciation Right or any shares of Common Stock subject to a Stock Appreciation Right until the Participant has become the holder of record of such shares.

Section X. Restricted Stock and Restricted Stock Units

(a) <u>Vesting and Performance Criteria</u>. The grant, issuance, vesting or settlement of any Restricted Stock or Restricted Stock Units shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. In addition, the Committee shall have the right to grant Restricted Stock or Restricted Stock Unit Awards as the form of payment for grants or rights earned or due under other compensation plans or arrangements of the Company.

(b) Dividends and Distributions. Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those shares of Common Stock, unless determined otherwise by the Committee; provided, however, that such dividends and other distributions will be subject to the same restrictions on transferability and vesting conditions as the Restricted Stock with respect to which they were distributed. The Committee will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock or paid in cash. Shares underlying Restricted Stock Units shall be entitled to Dividend Equivalents only to the extent provided by the Committee; provided, however, that such Dividend Equivalents will be subject to the same vesting conditions as the underlying Restricted Stock Units.

Section XI.   Other Stock-Based Awards

(a) General Terms. Subject to limitations under applicable law, the Committee is authorized to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of Common Stock, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Common Stock delivered pursuant to an Other Stock-Based Award in the nature of a purchase right granted under this Section XI shall be purchased for such consideration and paid for at such times, by such methods and in such forms (including cash, Common Stock, other Awards or other property) as the Committee shall determine.

(b) Dividends and Distributions. Shares underlying Other Stock-Based Awards shall be entitled to Dividend Equivalents only to the extent provided by the Committee; provided, however, that such Dividend Equivalents will be subject to the same vesting conditions as the underlying Other Stock-Based Award.

(c) Director Deferred Stock Units. For the avoidance of doubt, cash-settled deferred stock units granted after the Effective Date to non-employee directors under the Company's 2003 Non-Employee Director Compensation Plan (the "2003 Plan") shall be considered Other Stock-Based Awards under the Plan and shall be subject to the provisions hereof, including Section VI; provided, however, that in the event of any conflict between the Plan and the 2003 Plan, the 2003 Plan shall control.

Section XII.   Performance Awards

The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the amount of cash or the number of shares of Common Stock, Options, SARs, Restricted Stock or Restricted Stock Units to be granted, retained, vested, issued or paid pursuant to a Performance Award. A Performance Award may be identified as "Performance Share," "Performance Equity," "Performance Unit" or other such term as chosen by the Committee. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of a Performance Award that is an Option or Stock Appreciation Right or any shares of Common Stock subject to such Option or Stock Appreciation Right until the Participant has become the holder of record of such shares. Shares underlying other Performance Awards shall be entitled to Dividend Equivalents only to the extent provided by the Committee; provided, however, that such Dividend Equivalents will be subject to the same vesting conditions as the underlying Performance Award.

Section XIII.   Deferral of Payment

The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Common Stock or cash upon vesting or other events with respect to Restricted Stock Units or Other Stock-Based Awards. Notwithstanding any provision of the Plan to the contrary, (i) no Award shall provide for deferral of compensation that does not comply with Section 409A of the Code and (ii) in no event will any election to defer the delivery of Common Stock or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of additional tax under Section 409A of the Code. None of the Company, its Affiliates, the Board, the Committee or any delegates thereof shall have any liability for its actions or otherwise to a Participant or any other party if an Award that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant.

Section XIV.   Conditions and Restrictions Upon Securities Subject to Awards

The Committee may provide that the Common Stock subject to or issued upon exercise or settlement of an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the grant, issuance, vesting, exercise or settlement of such Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales or other transfers by the Participant of any shares of Common Stock issued under an Award, including (a) restrictions under an insider trading policy, a stock ownership policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and holders of other Company equity compensation arrangements, (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (d) provisions requiring Common Stock be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

Section XV.   Adjustment of and Changes in the Stock

(a) The number and kind of shares of Common Stock available for issuance under this Plan (including under any Awards then outstanding) shall be equitably adjusted by the Committee to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of Common Stock outstanding. Such adjustment may be designed to (i) comply with Section 424 of the Code, (ii) treat the shares of Common Stock available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction, and/or (iii) increase the number of such shares of Common Stock to reflect a deemed reinvestment in shares of Common Stock of the amount distributed to the Company's shareholders. The terms of any outstanding Award shall also be equitably adjusted by the Committee as to price, number or kind of shares of Common Stock subject to such Award, vesting, performance criteria, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards. No fractional shares of Common Stock shall be issued or issuable pursuant to such an adjustment.

(b) In the event there is any other change in the number or kind of outstanding shares of Common Stock (or other securities into which such Common Stock is changed or for which it is exchanged) by reason of a Change in Control, other merger, consolidation or otherwise, then the Committee shall determine the appropriate and equitable adjustment to be effected, which adjustments need not be uniform between different Awards or different types of Awards. In addition, in such event, the Committee may (i) accelerate the time or times at which any Award may be exercised or settled, consistent with and as otherwise permitted under Section 409A of the Code, and/or (ii) provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion.

(c) In the event of a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any Participant, may take one or more of the following actions, which may vary among individual Participants and/or among Awards held by any individual Participant:

(i) accelerate vesting or waive any forfeiture conditions;

(ii) accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, after which specified date all unexercised Awards and all rights of Participants thereunder shall terminate;

(iii) redeem in whole or in part outstanding Awards by requiring the mandatory surrender to the Company of some or all of the outstanding Awards held by a Participant (irrespective of whether such Awards are then vested or exercisable) as of a date specified by the Committee, in which event the Committee shall thereupon cancel such Awards and pay to each Participant an amount of cash or other consideration per Award equal to the Change in Control Price (less the exercise price with respect to an Option or SAR with an exercise price that is less than or equal to the Change in Control Price) or no consideration if the exercise price of an Option or SAR exceeds the Change in Control Price;

(iv) separately require the mandatory surrender of Dividend Equivalents in exchange for such cash or other consideration (if any) determined by the Committee in is sole discretion; or

(v) make such adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control or other such event (including the substitution, assumption, or continuation of Awards by the successor company or a parent or subsidiary thereof).

Notwithstanding anything herein to the contrary, in the event of a Change in Control in which the acquiring or surviving company in the transaction (or any parent or subsidiary thereof) does not assume or continue outstanding Awards or issue substitute awards upon the Change in Control in a manner determined by the Committee, in its sole discretion, pursuant to this Section XV(c), all Awards that are not assumed, continued or substituted for shall be treated as follows effective immediately prior to the Change in Control: (A) in the case of an Option or Stock Appreciation Right, the Participant shall have the ability to exercise such Option or Stock Appreciation Right, including any portion of the Option or Stock Appreciation Right not previously exercisable, (B) in the case of any Performance Award, all conditions to the grant, issuance, vesting or settlement of (or any other restrictions applicable to) such Award shall immediately lapse and the Participant shall have the right to receive a payment based on target level achievement or actual performance through a date determined by the Committee, as determined by the Committee, and (C) in the case of outstanding Restricted Stock, Restricted Stock Units or Other Stock-Based Awards (other than a Performance Award), all conditions to the grant, issuance, vesting or settlement of (or any other restrictions applicable to) such Award shall immediately lapse. In no event shall any action be taken pursuant to this Section XV(c) that would change the payment or settlement date of an Award in a manner that would result in the imposition of any additional taxes or penalties pursuant to Section 409A of the Code.

(d) For the avoidance of doubt, no provision of the Plan or any Award Agreement shall provide to any Participant a gross-up payment or other compensation for any taxes imposed by Section 4999 of the Code or otherwise.

Section XVI. Transferability

Each Award may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, as permitted by the Committee under procedures it establishes, a Participant may (i) transfer or assign an Award as a gift to any "family member" (as such term is defined for purposes of the Registration Statement on Form S-8) who may be entitled to exercise any assigned Options or Stock Appreciation Rights only during the lifetime of the assigning Participant and (ii) designate one or more beneficiaries with respect to Awards in the event of a Participant's death who may be entitled to exercise any Options or Stock Appreciation rights as provided by the Committee. In such case, such family member or beneficiary shall not further sell, pledge, transfer, assign or otherwise alienate or hypothecate such Award, and the Participant's estate will be deemed the beneficiary in the absence of a beneficiary designation.

Section XVII. Compliance with Laws and Regulations

(a) This Plan, the grant, issuance, vesting, exercise and settlement of Awards hereunder, and the obligation of the Company to sell, issue or deliver shares of Common Stock under such Awards, shall be subject to all applicable foreign, federal, state and local laws, governmental and regulatory approvals, and stock exchange rules and regulations. The Company shall not be required to register in a Participant's name or deliver Common Stock prior to the completion of any registration or qualification of such shares which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to (or the Committee deems it infeasible to) obtain approval from any regulatory body deemed by the Company's counsel to be advisable to the lawful issuance and sale of any shares of Common Stock hereunder, the Company, its Affiliates, the Board, the Committee and any delegates thereof shall be relieved of any liability with respect to the failure to issue or sell such shares of Common Stock.

(b) In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Committee may (in its sole discretion) modify the provisions of the Plan or such Award (or create sub-plans) as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Committee may also impose conditions on the grant, issuance, vesting, exercise or settlement of Awards in order to comply with such foreign law and/or to minimize the Company's obligations with respect to tax equalization for Participants employed outside their home country.

Section XVIII. Withholding

To the extent required by applicable foreign, federal, state or local law, a Participant shall (and the Committee may) make arrangements acceptable to the Company for the satisfaction of any tax withholding obligations that arise with respect to any Award or the issuance or sale of any shares of Common Stock. The Company shall not be required to recognize any Participant's rights, issue shares of Common Stock, or recognize the disposition of shares of Common Stock, under an Award until such obligations are satisfied. To the extent permitted or required by the Committee, these obligations may or shall be satisfied by (i) the Company withholding cash from any compensation otherwise payable to or for the benefit of a Participant, (ii) the Company withholding a portion of the shares of Common Stock that otherwise would be issued to a Participant under such Award or any other Award held by the Participant, or (iii) the Participant tendering to the Company cash or shares of Common Stock. None of the Company, its Affiliates, the Board, the Committee or any delegates thereof shall be liable to a Participant or any other person as to any tax consequence expected but not realized (or unexpected and realized) due to the grant, issuance, vesting, exercise or settlement of any Award.

Section XIX.   Amendment of the Plan or Awards

The Board or its designee may amend, alter, suspend or terminate the Plan at any time and for any reason, and the Committee or its designee may amend or alter any Award Agreement or other document evidencing an Award made under this Plan. Notwithstanding the foregoing and except as provided in Section XV, no such amendment shall, without the approval of the shareholders of the Company:

(a)   increase the maximum number of shares of Common Stock for which Awards may be granted under this Plan;

(b)   reduce the price at which Options may be granted below the price provided in Section VIII(a);

(c)   reprice outstanding Options or SARs as described in Sections VIII(b) and IX(b);

(d)   extend the term of this Plan;

(e)   change the class of Eligible Persons;

(f)   increase the individual maximum limits in Section V(f); or

(g)   otherwise amend the Plan in any manner requiring shareholder approval by law or the rules of any stock exchange, market or quotation system on which the Common Stock is traded, listed or quoted.

Except as otherwise provided in any Award Agreement, no amendment or alteration to the Plan, an Award or an Award Agreement shall be made which would materially impair the rights of the Award holder without the Award holder's consent. Notwithstanding the foregoing, no such consent shall be required to the extent the Committee determines, in its sole discretion and prior to the date of any applicable Change in Control, that such amendment or alteration either (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or accounting standard (or to avoid adverse financial accounting consequences) or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award (or has been adequately compensated).

Section XX.   Other

(a)   Non-Exclusivity of Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including the granting of equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

(b)   Governing Law. This Plan and any Award Agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of New York and applicable federal law, including securities laws. All references in this Plan or an Award Agreement or similar document to laws, rules, regulations, contracts, agreements and instruments refer to (i) all rules, regulations and administrative guidance promulgated thereunder, (ii) such items as they may be amended from time to time and (iii) any successor law, rule or regulation of similar effect or applicability.

(c)   No Right to Employment, Reelection or Continued Service. Nothing in this Plan or related to any Award shall itself (i) constitute an employment contract with the Company or its Affiliate, (ii) confer upon any Participant any right to continue employment or service for any specified period of time or (iii) limit in any way the right of the Company or its Affiliates to terminate any Participant's employment, service on the Board or other service at any time and for any reason not prohibited by law. Subject to Sections IV and XIX, this Plan and the

benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Affiliates, the Board, the Committee or any delegates thereof.

(d)   Specified Employee Delay. If, upon Separation from Service, a Participant is a "specified employee" within the meaning of Section 409A of the Code, any payment under this Plan that is subject to Section 409A of the Code and would otherwise be paid within six months after the Participant's Separation from Service will instead be paid in the seventh month following the Participant's Separation from Service.

(e)   Severability. If any provision of the Plan or any Award shall be held unlawful or otherwise invalid or unenforceable in whole or in part, the unlawfulness, invalidity, or unenforceability shall not affect any other provision of the Plan or any Award, each of which shall remain in full force and effect. Likewise, if the Committee determines that any provision would disqualify the Plan or any Award under any law, rule or regulation it deems applicable, such provision shall be construed or deemed amended to conform with the applicable law, rule or regulation, as determined by the Committee.

(f)   Unfunded Plan. The Plan is intended to be an unfunded plan, and Participants are general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the Company's creditors.

(g)   Interpretation. Headings are used within the Plan, Award Agreements and other related documents solely as a convenience shall not be deemed in any way material or relevant to the construction or interpretation of any provision of the Plan. The use of the word "including" following any general statement in the Plan, Award Agreements or any related documents shall not be construed to limit the scope of such statement, regardless of whether it is accompanied by non-limiting language (such as "without limitation").

Section XXI.   Clawback/Recoupment

If a Participant's Termination of Employment or Separation from Service is for Cause or if the Committee determines in its sole discretion that a Participant has engaged in conduct that (a) constitutes a breach of an agreement with the Company or its Affiliate, (b) results in (or has the potential to cause) material harm financially, reputationally, or otherwise to the Company or its Affiliate or (c) occurred prior to the Participant's Termination of Employment or Separation from Service and would give rise to a termination for Cause (regardless of whether such conduct is discovered before, during or after the Participant's Termination of Employment or Separation from Service), the Participant shall forfeit the Participant's right to any unvested or unexercised Awards and may be required to repay any cash, Common Stock or other property received pursuant to vested and exercised Awards to the extent recovery is permitted by law. The remedy under this Section XXI is not exclusive and shall not limit any right of the Company under applicable law, including a remedy under (i) Section 10D of the Act, (ii) any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which shares of the Company may be traded, and/or (iii) any Company policy adopted with respect to compensation recoupment.

In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of misconduct. No recovery of compensation described in this Section XXI will give rise to a right to resign for "good reason" or a "constructive termination" as such terms (or any similar term) are used in any agreement between any Participant and the Company or its Affiliate.

Appendix B

GE Aerospace Global Employee Stock Purchase Plan

Section I.   **Purpose**

The purpose of this GE Aerospace Global Employee Stock Purchase Plan (the "Plan") is to provide Eligible Employees of the Company and its Affiliates with an opportunity to purchase Common Stock through accumulated Contributions. The Plan became effective upon approval by the shareholders of the Company on May 5, 2026 (the "Effective Date").

Section II.   **Definitions**

As used in the Plan, the following terms shall have the meanings set forth below:

(a) "Affiliate" means any company or business entity under the direct or indirect control of the Company, and any company or business entity in which the Company has a 50% or more interest, in each case, as determined by the Committee.

(b) "Award" means the right to acquire Purchased Shares under this Plan, a Matching Award granted under this Plan, or an Incentive Award granted under this Plan.

(c) "Board" means the board of directors of the Company.

(d) "Change in Control" shall have the meaning set forth in the GE Aerospace 2022 Long-Term Incentive Plan, as amended and restated, as the same may be amended from time to time, and any successor plan thereto.

(e) "Committee" means the Management Development & Compensation Committee of the Board (or its successor) or such other committee as designated by the Board to administer the Plan.

(f) "Common Stock" means the common stock of the Company, $0.01 par value per share, or such other class or kind of shares or other securities as may be applicable under Section XI.

(g) "Company" means the General Electric Company (a New York corporation) operating as GE Aerospace.

(h) "Compensation" means, unless determined otherwise by the Committee, the Participant's base salary or hourly wages.

(i) "Contribution" means a deduction taken through payroll from a Participant's Compensation (or other method of payment approved by the Committee) for the purposes of acquiring Purchased Shares.

(j) "Dividend Equivalent" means an amount payable in cash or Common Stock, as determined by the Committee, equal to the dividends that would have been paid to the Participant if the shares of Common Stock with respect to which the Dividend Equivalent relates had been owned by the Participant.

(k) "Eligible Employee" means any employee of the Company or any Affiliate as specified in the Offering Document for the applicable Offering Period, other than any employee who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company.

(l) "Enrollment Window" means the period(s) in which Eligible Employees may enroll in the Plan to make Contributions and, if being offered, receive Matching Awards and Incentive Awards.

(m) "Fair Market Value" means as of any date, (i) the closing sales price of a share of Common Stock as quoted on the New York Stock Exchange or such other source as the Committee deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale is reported), or (ii) in the absence of an established market for the Common Stock, the value determined in good faith by the Committee by the reasonable application of a reasonable valuation method, taking into account factors consistent with Treasury Department regulation 1.409A-1(b)(5)(iv)(B) as the Committee deems appropriate.

(n) "Incentive Award" means an award granted under Section IX subject to such terms and conditions as the Committee determines.

(o) "Matching Award" means an award granted under Section VIII in connection with Purchased Shares subject to such terms and conditions as the Committee determines.

(p) "Matching Ratio" means the ratio the Committee decides with respect to any Matching Award.

(q) "Offering Document" means a document in such written or electronic form as specified by the Committee which contains the terms and conditions applicable to an Offering Period.

(r) "Offering Period" means the periods established by the Committee during which Participants may make Contributions and such Contributions may be used to purchase Purchased Shares.

(s) "Participant" means an Eligible Employee who has enrolled in the Plan and/or who is holding or has held an Award or, after death, that person's estate, or if no estate, legal heirs according to the applicable laws of descent and distribution, as determined by the Committee.

(t) "Purchase Date" means the date Contributions are applied to purchase Purchased Shares.

(u) "Purchased Shares" means Common Stock bought on behalf of a Participant under the Plan using such Participant's accumulated Contributions.

(v) "Tax-Related Items" means all U.S. and non-U.S. national, federal, state, provincial or local taxes, including income tax, social insurance contributions (or similar contributions), payroll tax, fringe benefits tax, payment on account, employment tax, stamp tax and any other tax or tax-related items related to the Participant's participation in the Plan and legally applicable or deemed applicable to the Participant, including any employer liability for which the Participant is liable pursuant to applicable laws or an agreement entered into under the Plan.

(w) "Termination of Employment" means, except as otherwise determined by the Committee, ceasing to serve as an employee of the Company or an Affiliate; provided, however, that with respect to all or any Awards held by a Participant, the Committee may determine that (i) a leave of absence (including as a result of a Participant's short-term or long-term disability or other medical leave) is considered a "Termination of Employment," and (ii) solely with respect to continued vesting of outstanding Matching Awards or Incentive Awards, service as a member of the Board or other service provider to the Company or an Affiliate shall constitute continued employment with respect to Matching Awards or Incentive Awards granted to a Participant while he or she served as an employee of the Company or an Affiliate. The Committee shall determine whether any corporate transaction, such as a sale or spin-off of a division or Affiliate that employs or engages a Participant, shall be deemed to result in a Termination of Employment, and the Committee's decision shall be final and binding.

(x) "1934 Act" means the United States Securities Exchange Act of 1934, as amended from time to time.

Section III.   Offering Periods and Eligibility

The Plan will be implemented by consecutive Offering Periods with new Offering Periods commencing at such times as determined by the Committee. The Committee will have the power to change the duration of Offering Periods (including the commencement and end dates thereof). Unless determined otherwise by the Committee, each Offering Period shall be a 12-month period.

Eligible Employees who are eligible to participate in the Plan with respect to an Offering Period shall be determined by the Committee, which determination may be dependent on the Eligible Employee's work location, employment band or other factors. With respect to each Offering Period, the Committee may impose such terms and criteria that must be met at or prior to the Enrollment Window (or any later time as determined by the Committee), including continuous employment with an Affiliate over a specified period, for any Eligible Employee to participate in an Offering Period. The Committee may decide that any Eligible Employee is not eligible to participate in the Plan for any Offering Period, even if such Eligible Employee otherwise meets the requirements herein. No Participants may commence participation in the Plan after the termination of the Plan.

Section IV.   Enrollment

Eligible Employees who are eligible to participate with respect to an Offering Period may enroll in the Plan during the applicable Enrollment Window by (i) submitting to the Company (or a third party administrator engaged by the Company), on or before a date determined by the Committee prior to the end of the applicable Enrollment Window, a properly completed enrollment form which (A) specifies the amount of their Contribution(s), which may be expressed as a monthly or annual amount, or on such other basis as the Committee decides, (B) authorizes Contributions to be deducted through payroll from their Compensation (or agree to another method of payment approved by the Committee), (C) consents to the maximum and minimum Contribution limits as they apply from time to time, and (D) accepts the terms applicable to their Awards and the Plan, or (ii) following such other enrollment procedure determined by the Committee.

Section V.   Shares Subject to the Plan

(a) Aggregate Limit. The aggregate number of shares issuable under the Plan shall be equal to 15 million shares of Common Stock. The aggregate number of shares of Common Stock available for issuance under this Plan and the number of shares of Common Stock subject to Awards outstanding at the time of any event described in Section XI shall be subject to adjustment as provided in Section XI. The shares of Common Stock issued under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market or in private transactions.

(b) Issuance of Shares. For purposes of Section V(a), the aggregate number of shares of Common Stock issued under this Plan at any time shall equal only the number of shares of Common Stock actually issued upon settlement of an Award. The aggregate number of shares available for issuance under this Plan at any time shall not be reduced by shares subject to Awards that have been canceled, terminated, forfeited or settled in cash; provided, however, that (i) shares subject to Awards that have been retained or withheld by the Company in payment or satisfaction of any withholding obligation for Tax-Related Items of an Award (including shares that were subject to an Award but were not issued or delivered as a result of the net settlement of such Award) and (ii) shares repurchased on the open market with Contributions, in each case, shall not be available for issuance under this Plan. The Committee, in its sole discretion, may determine that fractional shares of Common Stock may not be purchased or issued during an Offering Period and may determine whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section VI.   Administration

(a) Powers. The Plan will be administered by the Committee, which has authority to make such rules and regulations for the administration of the Plan as it considers necessary or desirable. Any power of the Committee may also be exercised by the Board. The Committee will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the Plan, to designate separate Offering Periods under the Plan, determine the terms and conditions of each Offering Period to be set forth in the Offering Document, to determine the Eligible Employees who may participate in each Offering Period, to determine eligibility to participate in the Plan, to adjudicate all disputed claims under the Plan, and to establish such procedures that it deems necessary for the administration of the Plan (including to adopt such rules, procedures, and sub-plans as are necessary or appropriate to facilitate participation in the Plan by employees who are non-U.S. nationals, residents or employed outside the United States, the terms of which rules, procedures, and sub-plans may take precedence over other provisions of this Plan, but unless otherwise superseded by the terms of such rules, procedures, or sub-plans, the provisions of this Plan shall govern the operation of such sub-plan). Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding eligibility to participate, handling of Contributions, making of Contributions to the Plan (including in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, withholding procedures, and handling of stock certificates that vary with applicable local requirements. The Committee may also delegate some or all of its responsibilities to one or more other persons (which may include Company personnel) subject to applicable law and, to the extent there has been any such delegation, any reference in the Plan to the Committee shall include the delegate of the Committee. Every finding, decision, and determination made by the Committee will, to the full extent permitted by applicable laws, be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award.

(b) Indemnification. Subject to requirements of applicable law, each individual who is or shall have been a member of the Board, the Committee or an officer or employee of the Company to whom authority was delegated in accordance with Section VI(a) shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit or proceeding against him or her; provided, that he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section VII.   Purchased Shares

(a) Terms of Offering Periods. The Committee will approve the terms and conditions applicable to each Offering Period, which will be communicated to the relevant Eligible Employees in an Offering Document or otherwise, including: (i) the duration and timing of the Offering Period, (ii) the duration and timing of the relevant Enrollment Window(s),

(iii) the definition of Compensation and the number and frequency of Contributions that may be made, (iv) the date on which Contributions will start, (v) subject to any applicable laws, the maximum and minimum Contribution limits, which may be expressed as applying to each Contribution or as a monthly or annual amount, or on such other basis as the Committee decides, (vi) any limit on Purchased Shares, (vii) the expected Purchase Date(s) or the basis on which those Purchase Date(s) will be determined, which will normally occur on a quarterly basis during each Offering Period unless the Committee decides otherwise, and (viii) whether the Participant may be required to enter into any election for a particular tax treatment in respect of any Purchased Shares and any consequences of failing to make it.

(b) Limit on Purchased Shares. The Committee may limit the aggregate number of Purchased Shares that may be purchased on any Purchase Date or during any Offering Period, which may be expressed on an aggregate or individual basis. If the Committee determines that, on a given Purchase Date, the number of shares of Common Stock to be purchased may exceed the number of shares of Common Stock that are available for sale under the Plan, available for sale for such Purchase Date or available for sale for such Offering Period, the number of Purchased Shares bought by each Participant will be proportionately reduced as determined by the Committee. Each Participant will be notified of the change and any excess Contributions already made will be returned to the Participant.

(c) Contributions. The Committee may approve, subject to any applicable laws, the maximum and minimum Contribution limits, which may be expressed as applying to each Contribution or as a monthly or annual amount, or on such other basis as the Committee decides. Unless determined otherwise by the Committee prior to the commencement of the Offering Period, the maximum Contribution that may apply to any Offering Period is $2,500 USD and the minimum Contribution that may apply to any Offering Period is $250 USD. Unless otherwise required by applicable law, contributions will be held in a non-interest bearing account by the Company, an Affiliate or a third party administrator engaged by the Company, until they are used to buy Purchased Shares on the Participant's behalf or, if the Committee decides or the Plan requires, until they are returned to the Participant.

(d) Buying Purchased Shares. On each Purchase Date, the aggregate amount of Contributions made by the Participants shall be applied in buying Purchased Shares on behalf of Participants. The number of whole and fractional shares of Common Stock that will be purchased on behalf of each Participant will be determined by dividing that Participant's Contributions by the Fair Market Value on the Purchase Date.

(e) Changes in Contributions. Participants will not be permitted to vary the amount of their Contributions during an Offering Period unless the Committee decides otherwise. If permitted, any changes will only take effect if it is within the applicable Contribution limits set by the Committee and shall be subject to the terms specified by the Committee.

(f) Ceasing Contributions.

(i) The Committee may, at any time, decide that Contributions will stop and will give notice to affected Participants. The notice will take effect as soon as administratively practicable after being sent or on the date specified in the notice. Contributions already made prior to the notice taking effect will be used to buy Purchased Shares on the next Purchase Date, unless the Committee decides otherwise, at which point the Contributions will be returned to the Participant.

(ii) A Participant may prior to such times as determined by the Committee in the Offering Document with respect to an Offering Period, and subject to the Company's insider trading restrictions, withdraw from the Plan and stop

making further Contributions by giving notice to the Company. A Participant who is prohibited by law or the Company's insider trading policy from trading in the Common Stock during any period of time may not withdraw from the Plan during such period unless otherwise determined by the Committee. The notice will take effect as soon as administratively practicable following receipt or, if the Committee decides, on a later date than specified in the notice. Unless the Committee decides otherwise, once the notice takes effect, (i) Contributions will stop and the Participant cannot make any further Contributions, or restart Contributions, under the current Offering Period, and (ii) any Contributions already made prior to the notice taking effect (and not already used to obtain Purchased Shares) will be returned to such Participant as soon as reasonably practicable after the notice of withdrawal takes effect (without interest thereon, except as otherwise required under applicable laws).

Section VIII. Matching Awards

(a) Terms of Matching Awards. The Committee may determine to grant Matching Awards which provide Participants the right to receive a number of whole and fractional shares of Common Stock determined based on the Matching Ratio multiplied by the number of the Participant's Purchased Shares on a Purchase Date. The Committee will approve the terms and conditions of any Matching Awards including, (i) eligible Participants, (ii) the Purchase Date or Offering Period to which such Matching Award relates, (iii) the Matching Ratio, (iv) any limit on the number of Matching Awards, (v) the vesting and forfeiture conditions applicable thereto, (vi) whether the Matching Award carries the right to receive Dividend Equivalents, and (vii) whether the Participant may be required to enter into any election for a particular tax treatment in respect of their Matching Award and any consequences of failing to make it. Eligible Participants who are eligible to receive Matching Awards may be required to, during an Enrollment Window, consent to the Matching Ratio and the other terms applicable to their Matching Awards, as set forth in the enrollment form or Offering Document or otherwise, as part of their enrollment elections.

(b) Grant of Matching Awards. Unless determined otherwise by the Committee, Matching Awards shall be granted on the Purchase Date that the related Purchased Shares are purchased. The number of shares of Common Stock subject to a Matching Award shall be determined by multiplying the Matching Ratio and the number of Purchased Shares purchased by a Participant on such Purchase Date.

(c) Matching Ratio. The Committee shall determine the Matching Ratio that applies to Matching Awards, which may differ based on the Purchase Date or Offering Period. Any provisions of the Plan to the contrary notwithstanding, the maximum Matching Ratio that may apply to any Matching Award is 100%.

(d) Vesting and Settlement. The vesting of any Matching Award shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee as set forth in the Offering Document or otherwise, which may include conditions based on continued employment or engagement, passage of time, attainment of age or service requirements, and holding period requirements on the related Purchased Shares. Except as otherwise determined by the Committee, Matching Awards shall vest one year from the applicable Purchase Date, so long as the Participant has not experienced a Termination of Employment on or prior to such date and has held all related Purchased Shares through such date. Following vesting, the Company shall deliver to the Participant a number of shares of Common Stock equal to the number of shares of Common Stock subject to the vested Matching Award, subject to applicable withholding obligations for Tax-Related Items and any fees. The Committee may choose (whether at the time of grant or any other time before settlement if permitted in the applicable Offering Document) to settle any Matching Award partly or fully in cash.

(e) Dividend Equivalents. The Committee may determine whether a Matching Award includes Dividend Equivalents, which will be calculated on such basis as the Committee determines and may be paid in cash or in such number of whole and fractional shares of Common Stock with a Fair Market Value at the

settlement date equal to the value of such Dividend Equivalents. Dividend Equivalents, if granted, will be subject to the same vesting conditions as the underlying Matching Award.

(f) Restricted Common Stock. If set forth in the Offering Document establishing the right to the Matching Award, the Committee may also choose to deliver to the Participant a number of shares of Common Stock equal to the number of shares of Common Stock that would have been subject to a Matching Award and provide for the forfeiture of such shares unless the vesting conditions and other terms and conditions established by the Committee have been met. The Committee may determine whether the holders of such shares of Common Stock are entitled to receive all dividends and other distributions paid with respect to those shares of Common Stock; provided, however, that such dividends and other distributions will be subject to the same vesting conditions as the shares of Common Stock with respect to which they were distributed.

Section IX.   Incentive Awards

Notwithstanding anything herein to the contrary, the Committee may determine to grant Incentive Awards which may be granted in the form of (a) the right to receive a number of whole and fractional shares of Common Stock, (b) cash to be used to acquire Purchased Shares, or (c) shares of Common Stock that are subject to forfeiture unless the vesting conditions and other terms and conditions established by the Committee have been met, in each case, on such terms as determined by the Committee, and may provide that such Incentive Awards shall constitute Purchased Shares for purposes of Matching Awards. The Committee will approve the terms and conditions of any Incentive Awards including, if applicable, (i) eligible Participants, (ii) the Purchase Date or Offering Period to which such Incentive Award relates, (iii) the vesting and forfeiture conditions applicable thereto, (iv) whether the Incentive Award carries the right to receive Dividend Equivalents and/or Matching Awards, and (v) whether the Participant may be required to enter into any election for a particular tax treatment in respect of their Incentive Award and any consequences of failing to make it. Participants who are eligible to receive Incentive Awards may be required to, during an Enrollment Window, consent to the terms applicable to their Incentive Awards, as set forth in the enrollment form, Offering Document or otherwise, as part of their enrollment elections.

Section X.   Changes in Eligibility

(a) Becoming a Section 16 Officer. If a Participant remains employed by the Company or an Affiliate but becomes subject to the reporting requirements of Section 16(a) of the 1934 Act, (i) the Participant's Contributions will stop as soon as administratively practicable and, once stopped, the Participant will not be entitled to make any further Contributions, (ii) any Contributions already made (and not already used to obtain Purchased Shares) will be returned to the Participant as soon as reasonably practicable (without interest thereon, except as otherwise required under applicable laws), (iii) no further Matching Awards or Incentive Awards may be granted, and (iv) all of the Participant's outstanding Matching Awards and Incentive Awards shall continue to vest according to their terms, in each case unless and to the extent the Committee decides otherwise (in which case the Committee will decide the terms that will apply).

(b) Termination of Employment. Unless determined otherwise by the Committee, upon a Participant's Termination of Employment, (i) the Participant's Contributions will stop as soon as administratively practicable and the Participant will

not be entitled to make any further Contributions, (ii) any Contributions already made (and not already used to obtain Purchased Shares) will be returned to the Participant as soon as reasonably practicable (without interest thereon, except as otherwise required under applicable laws), and (iii) all of the Participant's unvested Matching Awards and Incentive Awards will immediately be forfeited.

(c) Ceasing to be an Eligible Employee. If a Participant remains employed by the Company or an Affiliate but no longer qualifies as an Eligible Employee with respect to the applicable Offering Period, (i) the Participant's Contributions will stop as soon as administratively practicable and, once stopped, the Participant will not be entitled to make any further Contributions, (ii) any Contributions already made (and not already used to obtain Purchased Shares) will be used to purchase Common Stock on the next Purchase Date, which shall be eligible for Matching Awards, and (iii) all of the Participant's outstanding Matching Awards and Incentive Awards shall continue to vest in accordance with their terms, in each case unless and to the extent the Committee decides otherwise (in which case the Committee will decide the terms that will apply).

(d) Other Employment Changes. The Committee may determine the effects of a Participant's leave of absence, temporary transfer, domestic or international assignment, secondment, or relocation on the Participant's participation in the Plan and any outstanding Matching Awards and Incentive Awards in its sole discretion.

Section XI.   Adjustments, Merger or Other Corporate Transaction

(a) Adjustments. The number and kind of shares of Common Stock available for issuance under this Plan (including under any Awards then outstanding) shall be equitably adjusted by the Committee to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of Common Stock outstanding. Such adjustment may be designed to (i) treat the shares of Common Stock available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction, and/or (ii) increase the number of such shares of Common Stock to reflect a deemed reinvestment in shares of Common Stock of the amount distributed to the Company's shareholders. The terms of any outstanding Award shall also be equitably adjusted by the Committee as to price, number or kind of shares of Common Stock subject to such Award, vesting, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards.

(b) Merger or Other Corporate Transaction. In the event of a merger, sale, or other similar corporate transaction involving the Company or a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any Participant, may determine the treatment of the Plan and outstanding Matching Awards and Incentive Awards, which may vary among individual Participants, including providing for the assumption or substitution of the Plan, Matching Awards, and Incentive Awards by the successor corporation or a parent or subsidiary of the successor corporation, setting a new Purchase Date on which the then-current Offering Period shall end and providing that Participants' Contributions will be automatically applied to the new Purchase Date, accelerating the vesting of outstanding Matching Awards and Incentive Awards, and making such other adjustments to the Plan, Offering Period, Matching Awards, and Incentive Awards then outstanding as the Committee deems appropriate.

Section XII. Withholding

In connection with any relevant taxable or tax withholding event, as applicable, the Participant shall make adequate arrangements satisfactory to the Company and/or, if different, Affiliate that employs the Participant (the "Employer") to satisfy all Tax-Related Items. The Company shall not be required to recognize any Participant's rights, issue shares of Common Stock, or recognize the disposition of shares of Common Stock, under an Award until such obligations are satisfied. To the extent permitted or required by the Committee, the Company and/or the Employer (or former employer, as applicable), or their respective agents may satisfy any applicable withholding obligations or rights with regard to all Tax-Related Items by one or a combination of the following: (i) the Company or the Employer withholding cash from any compensation otherwise payable to or for the benefit of a Participant, (ii) the Company withholding a portion of the Purchased Shares that otherwise would be issued to a Participant, (iii) the Company withholding a portion of the shares of Common Stock that otherwise would be issued to a Participant under such Matching Award, Incentive Award or any other Matching Award or Incentive Award held by the Participant, (iv) the Company withholding from proceeds of the sale of Purchased Shares or shares of Common Stock acquired upon settlement of a Matching Award or Incentive Award either through a voluntary sale or through a mandatory sale arranged by the Company on the Participant's behalf, (v) the Participant tendering to the Company cash or shares of Common Stock, or (vi) any other method of withholding determined by the Company, to the extent permissible under applicable law and the Plan. None of the Company, any Affiliate, the Board, the Committee or any delegates thereof shall be liable to a Participant or any other person as to any tax consequence expected but not realized (or unexpected and realized) due to the Contributions, the purchase of Purchased Shares, the grant, vesting, or settlement of any Matching Award or Incentive Award, or the sale of shares of Common Stock.

Section XIII. Plan Amendment and Termination

(a) The Plan shall remain available for the commencement of Offering Periods and the grant of Matching Awards and Incentive Awards until the 10th anniversary of the Effective Date.

(b) The Board or its designee may amend, alter, suspend or terminate the Plan at any time and for any reason, and the Committee or its designee may amend or alter any document evidencing an Award made under this Plan, including but not limited to an enrollment form or Offering Document. Notwithstanding the foregoing and except as provided in Section XI, no such amendment shall, without the approval of the shareholders of the Company:

  (i) increase the maximum number of shares of Common Stock for which Awards may be granted under this Plan;

  (ii) extend the term of this Plan;

  (iii) change the class of Eligible Employee; or

  (iv) otherwise amend the Plan in any manner requiring shareholder approval by law or the rules of any stock exchange, market or quotation system on which the Common Stock is traded, listed or quoted.

Except as otherwise provided in any document evidencing an Award made under this Plan, including but not limited to an enrollment form or Offering Document, no amendment or alteration to the Plan or an Award shall be made which would materially impair the rights of the Award holder without the Award holder's consent. Notwithstanding the foregoing, no such consent shall be required to the extent the Committee determines, in its sole discretion, that such amendment or alteration either (A) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or accounting standard (or to avoid adverse financial accounting consequences) or (B) is not reasonably likely to significantly diminish the benefits provided under such Award (or has been adequately compensated).

(c) If the Plan is terminated, the Committee may (i) terminate all outstanding Offering Periods either immediately or upon completion of the next Purchase Date (which may be sooner than originally scheduled, if determined by the Committee), (ii) permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section XI), (iii) determine that Contributions will stop at such time as determined by the Committee, and/or (iv) determine that Participants will not receive any further Matching Awards and Incentive Awards. If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants' notional accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under applicable laws) as soon as administratively practicable.

Section XIV. Other

(a) Non-Exclusivity of Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including the granting of equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

(b) Governing Law. This Plan and any documents hereunder shall be interpreted and construed in accordance with the laws of the State of New York and applicable U.S. federal law, including U.S. securities laws. All references in this Plan or any documents hereunder (including but not limited to an enrollment form or Offering Document) to laws, rules, regulations, contracts, agreements and instruments refer to (i) all rules, regulations and administrative guidance promulgated thereunder, (ii) such items as they may be amended from time to time and (iii) any successor law, rule or regulation of similar effect or applicability.

(c) Language. Where there is any conflict between the terms of the English version of the Plan and/or any ancillary documents and a version in any other language, the English language version will prevail, unless otherwise required by applicable law.

(d) No Right to Employment, Reelection or Continued Service. Nothing in this Plan or related to any Award shall itself (i) constitute an employment contract with the Company or an Affiliate, (ii) confer upon any Participant any right to continue employment or service for any specified period of time or (iii) limit in any way the right of the Company or an Affiliate to terminate any Participant's employment, service on the Board or other service at any time and for any reason not prohibited by law. Subject to Section XIII, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, any Affiliate, the Board, the Committee or any delegates thereof. None of the benefits that may be received under the Plan are pensionable or otherwise benefitable under any employee benefit plan.

(e) No Shareholder Rights. Until Common Stock is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will only have the rights of an unsecured creditor with respect to such Common Stock, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such Common Stock.

(f) Compliance with Laws and Regulations. This Plan, the grant, issuance, vesting, and settlement of Awards hereunder, and the obligation of the Company to sell, issue or deliver Common Stock, shall be subject to all applicable U.S. and non-U.S. federal, state and local laws, governmental and regulatory approvals, and stock exchange rules and regulations. The Company shall not be required to register in a Participant's name or deliver Common Stock prior to the completion of any registration or qualification of such Common Stock which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to (or the Committee deems it infeasible to) obtain approval from any regulatory body deemed by the Company's counsel to be advisable to the lawful issuance and sale of any

Common Stock hereunder, the Company, its Affiliates, the Board, the Committee and any delegates thereof shall be relieved of any liability with respect to the failure to issue or sell such Common Stock. In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States or otherwise subject to laws of a country outside the United States, the Committee may (in its sole discretion) modify the provisions of the Plan or such Award (or create sub-plans) as they pertain to such individual to comply with applicable law or to recognize differences in local law, currency or tax policy. The Committee may also impose conditions on the grant, issuance, vesting, or settlement of Awards in order to comply with such applicable law and/or to minimize the Company's obligations with respect to tax equalization for Participants employed outside their home country.

(g) Not Transferable. Neither Contributions credited to a Participant's notional account, any Matching Awards, any Incentive Awards, nor any rights to receive shares of Common Stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way (other than by will, the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge, or other disposition will be without effect, except that the Company may treat such act as an election to withdraw from an Offering Period in accordance with Section VII(f) hereof.

(h) Severability. If any provision of the Plan or any Award shall be held unlawful or otherwise invalid or unenforceable in whole or in part, the unlawfulness, invalidity, or unenforceability shall not affect any other provision of the Plan or any Award, each of which shall remain in full force and effect. Likewise, if the Committee determines that any provision would disqualify the Plan or any Award under any law, rule or regulation it deems applicable, such provision shall be construed or deemed amended to conform with the applicable law, rule or regulation, as determined by the Committee.

(i) Unfunded Plan. The Plan is intended to be an unfunded plan, and Participants are general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the Company's creditors.

(j) Section 409A. It is intended that the payments and benefits provided under the Plan and any Award will either be exempt from the application of, or comply with, the requirements of Section 409A of the U.S. Internal Revenue Code of 1986. The Plan and all related documents, including but not limited to an enrollment form or Offering Document, will be construed in a manner that effects such intent. Nevertheless, the tax treatment of the benefits provided under the Plan or any Award is not warranted or guaranteed. Neither the Company nor any of its Affiliates, nor their respective directors, officers, employees or advisors will be held liable for any tax, interest, penalties or other monetary amounts owed by any Participant or other taxpayer as a result of the Plan or any Award.

(k) Interpretation. Headings are used within the Plan and other related documents solely as a convenience shall not be deemed in any way material or relevant to the construction or interpretation of any provision of the Plan. The use of the word "including" following any general statement in the Plan or any related documents shall not be construed to limit the scope of such statement, regardless of whether it is accompanied by non-limiting language (such as "without limitation"). References herein to any agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.

Helpful Resources

ANNUAL MEETING

Annual Meeting website	www.geaerospace.com/annualmeeting
Online voting for registered holders and RSP participants	www.proxyvote.com
Online voting for beneficial owners	www.proxyvote.com
Questions regarding admission	www.geaerospace.com/annualmeeting
Webcast	www.virtualshareholdermeeting.com/GEAerospace2026
SEC website on proxy matters	www.sec.gov/spotlight/proxymatters/proxylinks.shtml
Electronic delivery of future proxy materials	www.geaerospace.com/investor-relations/shareholder-services
Information for RSP participants	www.NetBenefits.com

BOARD OF DIRECTORS

Board and governance documents	www.geaerospace.com/investor-relations/governance

FINANCIAL REPORTING

Annual Report	www.geaerospace.com/investor-relations/annual-report
Forward-looking statements	www.geaerospace.com/investor-relations/important-forward-looking-statement-information

GE AEROSPACE

Corporate website	www.geaerospace.com
Leadership	www.geaerospace.com/about-us/leadership
Investor Relations	www.geaerospace.com/investor-relations
Ombudsperson process	www.geaerospace.com/sustainability/reporting
Sustainability information	www.geaerospace.com/sustainability

ACRONYMS USED

GAAP	Generally Accepted Accounting Principles
NYSE	New York Stock Exchange
PCAOB	Public Company Accounting Oversight Board
PSUs	Performance Stock Units
RSP	Retirement Savings Plan
RSUs	Restricted Stock Units
S&P	Standard & Poor's
SEC	Securities and Exchange Commission
TSR	Total Shareholder Return

WHERE YOU CAN FIND MORE INFORMATION

2025 Annual Report
https://www.geaerospace.com/investor-relations/annual-report

2025 Sustainability Report
https://www.geaerospace.com/sustainability

2026 Proxy Statement
https://www.geaerospace.com/annual-meeting

Web links throughout this document are inactive textual references provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of this proxy statement.

GE Aerospace, GE and our logo are trademarks and service marks of General Electric Company. Other marks used throughout are trademarks and service marks of their respective owners.

Caution Concerning Forward-Looking Statements
This document contains "forward-looking statements" — that is, statements related to future events that by their nature address matters that are, to different degrees, uncertain. For details on the uncertainties that may cause our actual future results to be materially different than those expressed in our forward-looking statements, see the Forward-Looking Statements Information page on our Investor Relations website as well as our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. We do not undertake to update our forward-looking statements. This document also includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.



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